4/12

04024201

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Loblaw Companies Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 13 2004

THOMSON FINANCIAL

FILE NO. 82- 4918 FISCAL YEAR 1-3-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/12/04

Loblaw Companies Limited 2003 Annual Report


8 THICK
PRIME
LASSY
MOGS

Changing the landscape...

Financial Highlights (1)

For the years ended January 3, 2004 and December 28, 2002 *($ millions except where otherwise indicated)*	2003 (53 weeks)	2002 (52 weeks)
OPERATING RESULTS		
Sales	$ 25,220	$ 23,082
EBITDA (2)	1,860	1,657
Operating income	1,467	1,303
Interest expense	196	161
Net earnings	845	728
CASH FLOW		
Cash flows from operating activities	1,032	998
Capital investment	1,271	1,079
PER COMMON SHARE ($)		
Basic net earnings	3.07	2.64
Dividend rate at year end	.60	.48
Cash flows from operating activities	3.75	3.61
Book value	17.22	14.94
Market price at year end	67.85	54.00
FINANCIAL RATIOS		
EBITDA margin (2)	7.4%	7.2%
Operating margin	5.8%	5.6%
Net earnings margin	3.4%	3.2%
Return on average total assets (2)	13.9%	13.7%
Return on average shareholders' equity	19.1%	18.9%
Interest coverage	7.5:1	8.1:1
Net debt to equity (2)	.78:1	.71:1
OPERATING STATISTICS		
Retail square footage (in millions)	42.3	40.4
Average corporate store size (square feet)	50,500	48,900
Corporate stores sales per average square foot ($)	591	575
Same-store sales growth	4.6%	4.6%
Number of corporate stores	646	632
Number of franchised stores	397	406

(1) For financial definitions and ratios refer to the Glossary of Terms on page 66.

(2) See Non-GAAP Financial Measures on page 44.

Basic Net Earnings, Basic Earnings before Goodwill Charges and Dividend Rate per Common Share ($)


$3.20
2.40
1.60
.80
.00
1999
2000
2001
2002
2003

Dividend Rate per Common Share at year end
Basic Net Earnings per Common Share
Basic Earnings before Goodwill Charges per Common Share

Return on Average Shareholders' Equity


20%
15
10
5
0
1999
2000
2001
2002
2003

Return on Average Shareholders' Equity
Five Year Average Return

Total Return on $100 Investment (includes dividend reinvestment) ($)


$400
300
200
100
0
1998
1999
2000
2001
2002
2003

Loblaw Companies Limited
TSX Food Stores Index
S&P/TSX Composite Index

$3.07

Basic net earnings per common share

19.1%

Return on average shareholders' equity

$189

Return on $100 invested five years ago

(includes dividend reinvestment)

The photography in this Annual Report reflects our national presence from coast to coast. The locations photographed include: *Loblaws The Real Canadian Superstore* in Toronto, Ontario and Ajax, Ontario; *Zehrs The Real Canadian Superstore* in Midland, Ontario; *no frills* store in Toronto, Ontario; *Extra Foods* store in Strathmore, Alberta; *Maxi* store in Lachute, Quebec; and the Freeport Distribution Centre in Calgary, Alberta.

Corporate Profile

Loblaw Companies Limited ("Loblaw") is Canada's largest food distributor and is expanding into certain non-food categories, with operations across the country. Loblaw strives to provide superior returns to its shareholders through a combination of share price appreciation and dividends. To this end, it follows certain fundamental operating principles. It concentrates on food retailing with the objective of providing consumers with the best in one-stop shopping for everyday household needs. It maintains a significant program of reinvestment in and expansion of its existing markets. It is highly selective in acquisitions and continues to invest in products and technology. Loblaw seeks long term, stable growth, while taking prudent operating risks supported by a strong balance sheet position.

Loblaw is one of the largest private sector employers in Canada. Loblaw and its franchisees employ over 126,000 full-time and part-time employees. It has a responsibility to provide fair wages and secure employment and believes this responsibility can best be met in a stable, low cost operating environment in which everyone associated with Loblaw accepts the need to continuously improve our ability to serve our customers.

From our home to yours – stylish products from the *PC* home collection


chef

A new large store format in Ontario – offering more choice to consumers


zehrs
Superstore

EXACT health and beauty care products – a fresh new look, same great value


oatmeal

...with a continuous stream of innovative products and services and a powerful portfolio of store banners and formats, we continue to redefine the shopping experience to meet the needs of today's busy consumer.

W. Galen Weston
Chairman

John A. Lederer
President



Report to Shareholders

Your Company made significant progress throughout 2003 as it continued to participate in the changing of Canada's retail landscape. Our strong operating performance for the 53 weeks ended January 3, 2004 reflects this progress as measured by the following indicators – sales increased 9.3% to $25 billion, same-store sales increased 4.6%, operating income increased 12.6% to $1.5 billion, and basic net earnings per common share increased 16.3% to $3.07. These North American industry-leading results are indeed welcome. But our true success of the past year lies in the great strides made on several strategic fronts in a fast-changing retail environment. This progress reflected our successful participation in the changing of the retail landscape in a number of significant ways during the past year: in the way our Company is organized; in our store models; in our food and general merchandise offerings; in our support services; and in our relationship with organized labour.

Setting the pace...

Thanks to the progress we have made and continue to make in these areas, we are better positioned than ever to be more relevant to Canadian consumers, to meet the food and everyday household needs of our customers, to grow our business, and to provide superior returns to our shareholders.

Our accomplishments in 2003 flowed from the seven strategic principles that have guided the Company over many years. We have refined these principles over time to address changing circumstances but they remain at the centre of our business strategy.

Our organization

During the past year we continued the ongoing process of reviewing and adjusting our activities in a changing landscape. The goal of this process is to retain and build upon our position as Canada's largest and most successful food retailer and a leading provider of general merchandise. One of the ways in which we pursued this goal in 2003 was through the fostering of increased collaboration across our organization. We implemented measures that encourage our personnel to work more closely together, share information, integrate and streamline our way of doing things, and identify new ways to control costs.

Three developments in particular demonstrated how your Company is changing the way in which it conducts business. First, a restructured senior management team took office. Second, best practices in perishables, non-food general merchandise and cost control were shared across the organization. And third, we began the process of physically consolidating the operations groups for all Ontario banners and functional areas into a common facility by 2005.

Our stores

During the past year we continued to change the physical landscape of our business as well. We strengthened our already powerful portfolio of stores, banners and formats. A record $1.3 billion was invested in buying land for future stores, expanding and improving our existing store base, and opening new stores. In addition, we continued to develop a number of standardized store models of varying sizes.

In 2003 we confirmed our continuing belief in the value of large stores in several ways. First, by increasing the size of the store models available to each banner. Second, by opening our largest store to date, measuring in excess of 145,000 square feet. And third, by taking *The Real Canadian Superstore* format that has been so successful in western Canada, adapting it to the Ontario marketplace, and opening the first of the resulting stores in that province. These and other achievements provide us with a solid platform from which to pursue continued growth and value through our growing store network across the country.

Our offerings

Your Company also made progress in changing the landscape of offerings provided in our stores. Food remained and remains at the heart of everything we do. Last year we sharpened our focus on freshness, on our perishables and on the pricing of our food offerings. We also celebrated three significant food-related anniversaries – the 100th anniversary of the Atlantic Wholesalers division, the 25th anniversary of the *no frills* banner and the 20th anniversary of our popular *PC Insider's Report*.

While further strengthening our important food base, we also continued to exploit the tremendous untapped potential of non-food general merchandise offerings. The range of everyday household needs met through our stores continued to increase, as did sales volumes. We marked the second year of the successful *President's Choice* line of general merchandise items with the introduction of 500 new products. *President's Choice Financial* services added to its list of offerings and expanded the selection of items available through its rewards program. The assortment, innovation and great price of all our food, non-food and specialty offerings continue to make us a one-stop shopping destination for many Canadians.

Our support services

In 2003 we also improved the landscape of our support services. A cost effective and efficient distribution channel is crucial to our operating and financial performance. During the past year, we took a number of steps to ensure that our procurement and information technology functions will support the planned growth of our business. We continued the shift from a regional to a truly national focus in these areas. We improved our vendor partnerships and direct sourcing practices. And we indicated our commitment to a general merchandise supply chain for eastern Canada. The savings associated with these initiatives can be reinvested to provide our customers with even lower prices.

Our relationship with labour

The past year also saw significant change in the landscape of our relations with organized labour. Your Company has long been committed to working constructively and collaboratively with its employees and many of the unions that represent them. This approach helped produce a progressive arrangement with the United Food and Commercial Workers union that made our large, full-service general merchandise format an economically viable proposition in Ontario. In the years ahead, we will continue to work with our personnel and unions in pursuit of increased employment opportunities within a competitive and growing Company.

We approach 2004 from a strong financial and operating position. But we know that continued success cannot be assumed – it must be earned. Our past achievements and future results are attributable to the hard work, dedication and support of the people who work for and with the Company. On behalf of the Board of Directors and senior management we extend our sincere appreciation to Loblaw shareholders, employees, suppliers and other business partners for their past and future contribution.

W. Galen Weston
CHAIRMAN

John A. Lederer
PRESIDENT

Always open... from no fee daily banking to *PC* points redemption, *President's Choice Financial* services are available to meet customers' needs around the clock.

Growing Organic... the *President's Choice Organics* line continues to introduce affordable, great tasting, certified organic products into the marketplace.


no fee
bank account
de nouvelle
récompenses
vous n'avez qu'à choisir!
the unbeatable, eatable mortgage
Organics
Biologique
MULTI-GRAINES

Thinking green... our expanding collection of *President's Choice GREEN* products demonstrates our commitment to the environment.

At the pumps... Canadians on the move fill up at our gas bars from coast to coast.


Loblaws à plein gaz
Loblaws
94%
20

At the ready...

Our popular *PC Insider's Report* marked its 20th anniversary in 2003. In each issue, we showcase new and innovative products in a clever, insightful way. Over time, these products have evolved to meet the changing needs of consumers, but one thing has remained constant – they stand for great value, high quality and exceptional taste. We are proud of the products that bear the *President's Choice* name and are committed to developing unique, compelling food offerings.


20
THE
CAFÉ
GOURMET


Chicken Breasts

First appearing in 1978, the *no name* brand presented an incredible value proposition and changed the way Canadians viewed control label products. These products, in their familiar yellow packaging, have remained true to their purpose, representing a great alternative to customers looking for national brand quality at affordable prices. 2003 marked the 25th anniversary of the *no name* brand as well as that of our *no frills* banner, our successful discount format catering to the price conscious consumer. In our ongoing quest to provide innovation, value and choice to consumers, these milestones are significant accomplishments indeed.

The introduction of *The Real Canadian Superstore* concept into Ontario was driven by the success of the format in western Canada and reflects our strategy of providing shoppers with a wide assortment of products and services and a tremendous value proposition. This format is marked by food and non-food offerings, a controlled cost structure and the resulting lower prices that spell savings for our customers.


We guarantee unbeatable prices on these items everday.
Superstore
REAL SAVINGS
Bananas
White Potatoes
Large Tomatoes
Iceberg Lettuce
the real Canadian Superstore


LOWER PRICES. REAL SAVINGS.

We are constantly looking for ways to deliver lower prices and real savings to our customers. Whether it be through the reinvestment of administrative and operating cost savings into lower prices or by operating our price competitive, full service stores in concert with our discount oriented stores, we strive to give consumers the variety of goods and services they need at the right prices. Other innovative ideas, such as the *PC* points rewards program and the autocash vouchers at our gas bars, demonstrate our continuing commitment to providing value to our customers.

Freshen Up... watch for the ever growing assortment of innovative, high quality *President's Choice* products, now in an updated, consumer-friendly look.

Get Digital... our customers can now get great quality photos from their digital cameras at kiosks in our *Photolab* departments.


PHOTOLAB

Go Lean... great tasting, lower fat *President's Choice* products demonstrate our dedication to providing our customers with healthier choices.

More than food... our general merchandise aisles are stocked with a fresh assortment of everyday household items to round out any shopping list.


MAIGRE
Thinking ahead...

The *President's Choice* line of home products represents superior value and great design. These unique offerings are developed with the same passion for innovation and great taste our customers have come to expect from the *President's Choice* brand. We are committed to creating a wide range of stylish and functional items for all areas of the home. Watch for fresh, new designs in 2004, as we continue to expand our assortment of exciting home products.




DRUGStore
DRUGStore DRIVE-THROUGH

We understand our customers' need for convenience. That's why we've set out to put a whole street of shops under one roof! While focusing on food, we've added a number of general merchandise and specialty offerings in many of our stores, making us a one-stop shopping destination for our customers. From bed and bath to brush and broom, we've changed Canadians' views of what a supermarket can be. In 2003, we introduced our very first drive-thru pharmacy, taking convenience to a new level. Adding these innovative departments and services to our offerings makes us more relevant to Canadians every day.

Getting the right product into the right store at the right time is a critical part of serving our customers' everyday needs. We will continue to invest in our warehouse facilities and move towards a more integrated, national network in order to support the continued growth of our business. At the same time, we will focus on the related areas of procurement and information technology to ensure the highest degree of collaboration and efficiency within these functions.




produce

In western Canada, our produce business is enjoying tremendous momentum as a result of the renewed focus on quality and presentation. This unwavering standard begins in the field, partnering with the best growers in each region. We are setting the highest of standards, in satisfying the consumer's ever increasing demands for great quality produce and exciting variety from around the world. This philosophy extends into our other fresh departments – bakery, meat and deli – where the attention to quality has been greatly received by our customers.

Under one roof... the existing Ontario offices will be consolidated in a new facility by 2005, creating synergies and enhancing collaboration.

Lights, camera, action... interactive broadcast technology allows us to reach store personnel via satellite from our studios, for valuable training and information sharing sessions.


Loblaw

What's cooking in your community... visit *Upstairs at Loblaws*, where cooking classes, health and wellness seminars, children's birthday parties and corporate events serve up education and fun.

Leading with passion and courage... employees participate in leadership development sessions designed to enhance effective leadership skills across the organization.





Best foot forward...

Operational Directory



Top left to right: David R. Jeffs, Carmen Fortino, Bernard J. McDonell, Violet Konkle
Middle left to right: Stephen A. Smith, Pietro Satriano, Paul D. Ormsby, David K. Bragg
Bottom left to right: Roy R. Conliffe, Stewart E. Green, Richard P. Mavrinac, Donald G. Reid

Eye on the horizon... **with a dedicated leadership team focused on execution**

Effective leadership is critical to the successful execution of our operating strategies. The members of this senior management team have been with the Company, on average, for over 18 years. Passion and courage, judgment and experience help guide this team as they lead their respective areas of responsibility into the future.

(includes age and years of service)

John A. Lederer (48 and 27 years)
President

David R. Jeffs
(46 and 25 years)
Western Operations and Non-Food Sourcing and Procurement

Retail Operations
Tom G. Fraser
(63 and 44 years)

The Real Canadian Superstore
Raymond P. Daoust
(50 and 32 years)

Extra Foods
David A. Berg
(42 and 26 years)

The Real Canadian Wholesale Club
J. Lorne Cumming
(60 and 23 years)

SuperValu, Shop Easy Foods and Lucky Dollar Foods
Jim Courtney
(51 and 24 years)

Carmen Fortino
(45 and 19 years)
Ontario Operations

Loblaws
N. Deane Collinson
(49 and 19 years)

Zehrs Markets
R. Glen Gonder
(45 and 26 years)

Fortinos
Vince Scorniaenchi
(45 and 31 years)

No Frills and Cash & Carry
Robert Adams
(43 and 20 years)

Your Independent Grocer and Valu-mart
Kevin E. Ryan
(54 and 17 years)

Bernard J. McDonell
(49 and 10 years)
Quebec Operations

Loblaws
Dave Mock
(44 and 21 years)

Maxi (including Maxi & Cie.)
Denis Gaudreau
(48 and 4 years)

Provigo
Daniel Dufresne
(46 and 2 years)

Distribution Group:

Associated Banners and Presto
Pierre Ledoux
(51 and 6 years)

Violet Konkle
(50 and 10 years)
Atlantic Operations

Atlantic Superstore and Dominion*
*in Newfoundland and Labrador
Mark Butler
(43 and 28 years)

Atlantic SaveEasy and Cash & Carry
Tom Cogswell
(54 and 37 years)

Real Estate
David K. Bragg
(55 and 20 years)

Labour Relations
Roy R. Conliffe
(53 and 22 years)

General Counsel
Stewart E. Green
(59 and 27 years)

Treasury, Tax, Risk Management and Investor Relations
Richard P. Mavrinac
(51 and 21 years)

Supply Chain, Information Technology, Food Sourcing and Procurement
Paul D. Ormsby
(52 and 21 years)

President's Choice Bank
Donald G. Reid
(54 and 24 years)

Control Label Development
Pietro Satriano
(41 and 2 years)

Financial Control and Reporting, Employee Development and Services and Loss Prevention
Stephen A. Smith
(46 and 18 years)

Geographic Divisions and Banners

	Corporate Stores	Franchised Stores	Associated Stores	Independent Accounts	Warehouses
British Columbia	39	44	21	7	1
Yukon	1	1			
Northwest Territories	3		1	1	
Alberta	58	5	15	1,521	4
Saskatchewan	34	14	43	1,656	2
Manitoba	20	4	51	59	1
Ontario	165	242	18	76	9
Quebec	245	29	432	1,650	10
New Brunswick	22	24	5	348	2
Nova Scotia	37	24	2	595	2
Prince Edward Island	5	3	1	186	
Newfoundland and Labrador	17	7	9	577	2
Total	646	397	598	6,676	33

Number of Stores	
Atlantic SaveEasy	53
Atlantic Superstore	50
Dominion* (in Newfoundland and Labrador)	15
Extra Foods	91
Fortinos	20
Loblaws	97
Loblaws The Real Canadian Superstore	3
Lucky Dollar Foods	93
Maxi (including Maxi & Cie.)	92
No Frills	115
Provigo	127
The Real Canadian Superstore	60
The Real Canadian Wholesale Club	33
Shop Easy Foods	59
SuperValu	29
Valu-mart	70
Your Independent Grocer	52
Zehrs Markets	57
Zehrs The Real Canadian Superstore	2
Cash & Carry and other banners	523

* *Trademark used under license.*

Got it covered... **using a multi-format approach from coast to coast**

Operating a balanced portfolio of store banners and formats across Canada, the Company seeks to maximize its market share on a market-by-market basis. While our core business is and will always be food, our multi-format approach will help us meet the everyday household needs of our customers, making us a one-stop shopping destination for many.


Atlantic SaveEasy
Dominion
ExtraFoods
FORTINOS
Loblaws
LUCKY·DOLLAR
F·O·O·D·S
maxi
Rennie & Liz's
nofrills
lower food prices
provigo
the real Canadian Superstore
SHOP EASY
F·O·O·D·S
SuperValu
value and freshness
Linda's
Valu-mart
WHOLESALE
DUMAS'
independent
zehrs
zehrs
the real Canadian Superstore

Corporate Stores and Independent Stores and Accounts

	2003 Stores	2003 Sq. Ft. (in millions)	2002 Stores	2002 Sq. Ft. (in millions)
CORPORATE STORES				
Beginning of year	632	30.9	617	28.6
Opened	48	3.2	53	3.6
Closed	(45)	(1.7)	(43)	(1.4)
Transferred from franchised stores	10	.2	5	.1
Transferred from associated stores	1			
End of year	646	32.6	632	30.9
Average store size (in thousands)		50.5		48.9
Analysis by size:				
More than 60,000 sq. ft.	198	18.3	181	16.6
40,000 – 60,000 sq. ft.	149	7.3	151	7.4
20,000 – 39,000 sq. ft.	179	5.3	175	5.1
Less than 20,000 sq. ft.	120	1.7	125	1.8
	646	32.6	632	30.9
Sales by corporate stores (1) ($ millions)	$ 18,765		$ 17,105	
Sales per average square foot (1) ($)	$ 591		$ 575	

(1) 2003 contained 53 weeks.

Corporate Stores
Sales per Average Square Foot
($)



$600
575
550
525
500
1999
2000
2001
2002
2003
Corporate Stores
Sales per Average Square Foot

Corporate Stores
Square Footage
(thousands of sq. ft.)



33,000
24,750
16,500
8,250
0
1999
2000
2001
2002
2003
> 60,000 sq. ft.
40,000–60,000 sq. ft.
< 40,000 sq. ft.

Stepping it up... **investing in the foundation of our operations**

The Company continues to use the cash flow generated in the business to invest in its future. Over the past three years, the Company has invested over $3.5 billion in stores and supporting infrastructure, resulting in a net increase of 6.4 million retail square feet, an average annual increase of 6%. Over the same period, average corporate store size increased 13% and corporate store sales per average square foot increased from $565 to $591.

	2003 Stores	2003 Sq. Ft. (in millions)	2002 Stores	2002 Sq. Ft. (in millions)
FRANCHISED STORES				
Beginning of year	406	9.5	401	9.2
Opened	15	.8	22	.7
Closed	(16)	(.4)	(15)	(.3)
Transferred to corporate stores	(10)	(.2)	(5)	(.1)
Transferred from associated stores and independent accounts	2		3	
End of year	397	9.7	406	9.5
Average store size (in thousands)		24.4		23.4
ASSOCIATED STORES	598		659	
INDEPENDENT ACCOUNTS	6,676		7,069	
WAREHOUSES	33		34	
Sales to independent stores and accounts (1) ($ millions)	$ 6,455		$ 5,977	

(1) 2003 contained 53 weeks.

Average Store Size and Number of Stores


51,000
38,250
25,500
12,750
0
Average Store Size – sq. ft.
660
495
330
165
0
Number of Stores
1999
2000
2001
2002
2003

Average Franchised Store Size
Average Corporate Store Size
Number of Franchised Stores
Number of Corporate Stores

Retail Square Footage and Percentage Increase (thousands of sq. ft.)


42,400
31,800
21,200
10,600
0
20%
15
10
5
0
1999
2000
2001
2002
2003

Franchised
Corporate
Percentage Increase

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw") should be read in conjunction with the consolidated financial statements and the accompanying notes on pages 45 to 63 of this Annual Report. The consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. A glossary of terms used throughout this Annual Report can be found on page 66. The information in this MD&A is current to March 9, 2004, unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This Annual Report, including this MD&A, contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationships with its suppliers, pricing pressures and other competitive factors, the availability and costs of fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risks and Risk Management section of this MD&A. Consequently, actual results and events may vary significantly from those included in, contemplated by or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from such forward-looking statements.

OVERVIEW

Loblaw, a subsidiary of George Weston Limited, is Canada's largest food distributor and is expanding into certain non-food categories with the objective of providing consumers across the country with the best in one-stop shopping for everyday household needs. The Company has supplied the Canadian market with innovative products and services for more than 45 years.

VISION AND STRATEGIES

Loblaw strives to provide superior returns to its shareholders through a combination of common share price appreciation and dividends and to maximize its market share and operational flexibility. Loblaw seeks long term, stable growth while taking prudent operating risks supported by a strong balance sheet.

Loblaw believes that to be successful it must provide consumers with the best in one-stop shopping and continually introduce innovative products and convenient services that meet their everyday household needs.

Looking ahead, Loblaw's long term goal is to be known for:

- offering the highest quality fresh foods,
- its compelling value proposition and food assortment,
- leading in the development of unique, high quality control label products and services,
- its powerful and compelling non-food offering,
- delivering sustainable growth through distinct but integrated approaches to the marketplace, and
- providing a great place to work and grow.

The Company employs various operating and financial strategies, some of which may carry some short term risk, in order to achieve its long term objectives.

The Company's operating strategies include:

- using the cash flow generated in the business to invest in its future,
- owning its real estate, where possible, to maximize flexibility for product and business opportunities in the future,
- using a multi-format approach to maximize market share over the longer term,
- focusing on food but serving the consumer's everyday household needs,
- creating customer loyalty and enhancing price competitiveness through a superior control label program,
- implementing and executing plans and programs flawlessly, and
- constantly striving to improve the Company's value proposition.

The Company's financial strategies include:

- maintaining a strong balance sheet,
- minimizing the risks and costs of its operating and financing activities, and
- maintaining liquidity and access to capital markets.

The Company believes that if it successfully implements and executes its various operating and financial strategies and continues to focus on food while serving the consumer's everyday household needs, it will be well positioned to continue to provide sustainable superior returns to its shareholders.

KEY PERFORMANCE INDICATORS

The Company continuously reviews and monitors its activities and performance indicators, which it believes are important to measuring the success of the implementation of its operating and financial strategies. Some of the Company's key performance indicators and results against those indicators are set out below.

Key Performance Indicators

	2003 (53 Weeks)	2002 (52 Weeks)
Sales growth (1)	9.3%	7.4%
Basic net earnings per common share growth (2)	16.3%	29.4%
Net debt to equity ratio (3)	.78:1	.71:1
Return on average shareholders' equity	19.1%	18.9%

(1) Sales growth for 2003 includes a 2% positive impact from the 53rd week.
(2) Basic net earnings per common share in 2002 increased by 20.0% when compared to 2001 basic earnings per common share before goodwill charges.
(3) See Non-GAAP Financial Measures on page 44.

Other key performance indicators include, but are not limited to: market share, development of new control label products, and operating and administrative cost management.

OVERALL FINANCIAL PERFORMANCE

Loblaw enjoyed another strong year in 2003, realizing basic net earnings per common share of $3.07, a 16.3% improvement over last year. For the 53 week year ended January 3, 2004, total sales increased 9.3% to $25.2 billion and operating income increased 12.6% to $1,467 million as compared to the 52 week year in 2002. The 52 week reporting cycle followed by the Company periodically necessitates a 53 week fiscal year, which occurred in 2003.

These results were attained by the Company while operating in a highly competitive industry.
The retail industry continues to change, with the distinction between traditional grocer, mass merchant and discount retailer blurring, as each expands into the areas of food and non-food to drive sales growth and to meet changing consumer needs. New products have been, and continue to be developed in response to varying nutritional and dietary preferences. In addition, food safety has become a priority for food retailers and consumers alike. The Company monitors and responds to these changing forces while moving ahead in the execution of its operating strategies.

Results of Operations

Operating Results

($ millions except where otherwise indicated)	2003 (53 weeks)	2002 (52 weeks)	Change
Sales	$ 25,220	$ 23,082	9.3%
Operating income	$ 1,467	$ 1,303	12.6%
Operating margin	5.8%	5.6%	
EBITDA (1)	$ 1,860	$ 1,657	12.3%
EBITDA margin (1)	7.4%	7.2%	

(1) See Non-GAAP Financial Measures on page 44.

Sales Sales increased 9.3%, to $25.2 billion from $23.1 billion in 2002. All regions across the country experienced sales growth, inclusive of the effects of the Company's investment in lower pricing and the delay of new store construction in Ontario pending the completion of negotiations with several unions during the third quarter.

The increase in sales resulted from:

- sales for the 53rd week, which accounted for 2% of the sales growth,
- 4.6% same-store sales growth on an equivalent 53 week basis, some of which related to the renovation or minor expansion of 87 stores,
- an increase in non-food sales at approximately twice the rate of food sales at the retail level, and
- an increase of 4.7% in net retail square footage related to the opening of 63 new corporate and franchised stores and the closure of 61 stores. The weighted average net retail square footage increased 5.6% and exceeds the absolute increase due to the timing of the store activity. In 2003, the increase in the weighted average net retail square footage reflects the full year benefit of the 1.6 million of net retail square footage added in the latter half of 2002.

National food price inflation remained low throughout 2003. Warehouse case movement and retail item count, which are indicators of volume, increased over last year.

Control label retail sales reached $5.6 billion in 2003 while penetration, measured as control label retail sales as a percentage of the Company's retail sales, increased to 24.2% from 23.6% in 2002. The Company introduced approximately 1,500 new control label products in 2003, including 500 new *PC* general merchandise products. The Company's control label program, which includes *President's Choice, PC, President's Choice Organics, no name, Club Pack, GREEN, TOO GOOD TO BE TRUE, EXACT* and *Life@Home*, provides additional sales growth potential.

Loblaw expects that the following initiatives, coupled with continued pricing investment where appropriate, will generate continued sales growth over each of the next few years:

- continued capital investment in its store network including the 2004 planned opening, expansion or renovation of more than 160 corporate and franchised stores across Canada,
- expansion of non-food offerings, and
- ongoing introduction of new control label products.

Operating Income Operating income in 2003 increased $164 million, or 12.6%, to $1.5 billion. Operating margin improved to 5.8% from 5.6% in 2002. EBITDA margin (see Non-GAAP Financial Measures on page 44) improved to 7.4% from 7.2% in 2002 and compares favourably with North American industry peers. All regions realized earnings improvements over 2002.

Gross margins in 2003 remained relatively flat in comparison to 2002. The investment in lower selling prices was partially offset by sales mix, reduced product costs and improvement in inventory shrinkage.

In 2003, operating income included a $25 million charge relating to the voluntary early retirement offer made to Ontario employees affected by the new labour arrangement for *The Real Canadian Superstore* ("RCSS"). As part of a long term labour strategy to establish a competitive framework for the RCSS concept in Ontario, certain employees received a voluntary early retirement offer. At year end, 541 employees had accepted the voluntary early retirement offer, resulting in the charge to operating income. Subsequent to year end, an additional 94 employees had accepted the voluntary early retirement offer, which will result in an additional charge of $2 million to operating income in the first quarter of fiscal 2004.

Sales and Percentage Increase
($ millions)


$25,600
19,200
12,800
6,400
0
52%
39
26
13
0
1999(1) 2000 2001 2002 2003
Sales
Percentage Increase
(1) Including acquisitions

Same-Store Sales Growth


6.0%
4.5
3.0
1.5
0
1999 2000 2001 2002 2003
Same-Store Sales Growth

Operating income for 2003 was further impacted by the following:

- an increase in net defined pension and other benefit plans expense of approximately $33 million over 2002,
- a $4 million decrease over 2002 related to the labour disruption in Newfoundland and Labrador,
- an increase in stock-based compensation cost of $41 million over last year, offset by an increase in the equity forwards gain of $59 million, and
- the incremental 53rd week in fiscal year 2003, which contributed positively to operating income.

Operating margins improved from the continued focus on administrative cost control and operating efficiencies, including a focus on controlling retail labour management, and the maturing of new stores opened during the past few years.

The Company expects operating income to grow at rates slightly below those of the past several years. The investment in pricing is expected to continue, offset by a continued focus on cost initiatives, as well as the following:

- reduction in the variations of store models across the country, where appropriate, to obtain a more consistent and cost effective merchandising thrust,
- optimization of the Company's warehouse and distribution network, information systems and procurement functions, and
- continued rollout of *President's Choice Financial* services and products and *President's Choice Financial* MasterCard as well as personal auto and home insurance offered under the *PC Financial* Insurance brand, which was introduced in the fall of 2003 to selected markets, with an expanded rollout planned throughout 2004 and 2005.

Interest Expense Interest expense consists primarily of interest on short and long term debt, the amortization of deferred financing costs, the interest impact of interest rate swaps, cross currency basis swaps and equity forwards and interest income earned on short term investments. In 2003, total interest expense increased $35 million, or 21.7%, to $196 million from $161 million in 2002 as a result of the impact of the 53rd week and an increase in average long term and short term borrowing levels.

Net short term interest expense increased to $5 million, up $22 million compared to 2002 net short term interest income of $17 million. This increase resulted primarily from a decrease in average short term United States investment rates, which was partially

Operating Income and Margins ($ millions)


$1,600
1,200
800
400
0
8%
6
4
2
0
1999
2000
2001
2002
2003
Net Earnings Margin
Operating Margin
EBITDA Margin (1)
Operating Income

(1) *See Non-GAAP Financial Measures on page 44.*

Analysis of EBITDA and EBITDA Margin ($ millions)


$1,920
1,440
960
480
0
8%
6
4
2
0
1999
2000
2001
2002
2003
Net Earnings
Interest Expense
Goodwill Charges
Depreciation
Income Taxes
EBITDA Margin (1)

(1) *See Non-GAAP Financial Measures on page 44.*

offset by the positive impact of interest rate swaps and cross currency basis swaps included in other long term interest, and higher average short term Canadian borrowing levels.

The Company capitalizes interest incurred on debt related to real estate properties under development. During 2003, $33 million (2002 – $30 million) of interest expense was capitalized to fixed assets.

Interest on long term debt increased $23 million to $269 million in 2003 as a result of an increase in average borrowing levels and the impact of the 53rd week. Other long term interest includes the net positive effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards of $45 million (2002 – $38 million). The 2003 weighted average interest rate of fixed long term debt (excluding capital lease obligations) was 6.9% (2002 – 7.0%) and the weighted average term to maturity was 17 years (2002 – 16 years). The 2004 interest expense is expected to increase due to expected higher average net borrowing levels.

Analysis of Long Term Financing Costs

($ millions except where otherwise indicated)	2003 (53 Weeks)	2002 (52 weeks)
Total long term debt at year end (including portion due within one year)	$ 4,062	$ 3,526
Interest on long term debt	$ 269	$ 246
Weighted average interest rate of fixed long term debt	6.9%	7.0%
Interest coverage ratio	7.5:1	8.1:1

Income Taxes The Company's effective income tax rate in 2003 decreased to 33.5% from 36.3% in 2002, mainly as a result of declining Canadian federal income tax rates and the income tax impact of fair valuing the equity forwards. The decrease was partially offset by an adjustment to future income tax balances caused by the increase in corporate income tax rates by the Ontario provincial government. In 2003, the Ontario government enacted a 1.5% increase in tax rates from 12.5% in 2003 to 14% in 2004, and repealed the scheduled 2004 to 2006 income tax rate reductions of 1.5% per annum, resulting in a $7 million charge to future income tax expense.

The effective income tax rate for 2004 is expected to be reasonably consistent with that of 2003. However, the effective income tax rate may differ if the allocation of taxable income across the various tax jurisdictions changes.

Net Earnings Net earnings increased $117 million, or 16.1%, to $845 million from $728 million in 2002 due to the factors described above. Basic net earnings per common share increased 43 cents, or 16.3%, to $3.07 from $2.64 in 2002.

Financial Condition

Financial Ratios In 2003, the Company maintained a consistent financial position as measured by its financial ratios and balance sheet. This position is expected to continue in 2004. The Company's net debt to equity ratio (see Non-GAAP Financial Measures on page 44) continued to be within the Company's internal guideline of less than 1:1. The 2003 net debt to equity ratio of .78:1 compared to the 2002 ratio of .71:1.

Cash flows from operating activities cover a large portion of the Company's funding requirements. In 2003, funding requirements resulted primarily from:
- the capital investment program,
- defined benefit pension plan contributions,
- non-cash working capital requirements, resulting principally from a reduction in accounts payable outstanding at year end and an increase in non-food inventory,
- purchases of the Company's common shares pursuant to its Normal Course Issuer Bid ("NCIB"), and
- dividends paid on its common shares.

Over one half of the increase in the net debt to equity ratio resulted from the decrease in United States dollar cash, cash equivalents and short term investments due to the appreciation of the Canadian dollar. In 2003, shareholders' equity increased $608 million, or 14.7%, to $4.7 billion. The 2004 net debt to equity ratio is expected to improve slightly as retained earnings growth is expected to exceed debt financing requirements. The interest coverage ratio declined to 7.5 times compared to 8.1 times in 2002 due mainly to higher interest expense.

The working capital position was relatively consistent year over year. The Company's 2003 return on average total assets (see Non-GAAP Financial Measures on page 44) was 13.9% compared to 13.7% in 2002. The return on average total assets continued to increase after accounting for the significant capital investment activity of the past few years. The Company's 2003 return on average shareholders' equity was 19.1%

compared to the 2002 return of 18.9%. The five year average return on shareholders' equity was 17.2% (2002 – 16.0%).

Common Dividends The Company's dividend policy is to maintain a dividend payment equal to approximately 20% to 25% of the prior year's normalized basic net earnings per common share, giving consideration to the year end cash position, future cash flow requirements and investment opportunities. During 2003, the Company's Board of Directors (the "Board") declared quarterly dividends of 15 cents per common share. The annualized dividend per common share of 60 cents was equal to 22.7% of the 2002 basic net earnings per common share, which was consistent with the Company's dividend policy. Subsequent to year end, the Board declared a quarterly dividend of 19 cents per common share, payable April 1, 2004.

Outstanding Share Capital The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and 274,829,014 common shares were outstanding at year end. Subsequent to year end, the Company purchased for cancellation 132,400 of its common shares for $8 million, pursuant to its NCIB. Further information on the Company's outstanding share capital is provided in Note 14 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Major Cash Flow Components

($ millions)	2003 (53 Weeks)	2002 (52 Weeks)	Change
Cash flows from operating activities	$ 1,032	$ 998	3%
Cash flows used in investing activities	$ (1,448)	$ (995)	46%
Cash flows from financing activities	$ 386	$ 226	71%

Cash Flows from Operating Activities 2003 cash flows from operating activities increased to $1,032 million from $998 million in 2002. The increase resulted mainly from improved net earnings before depreciation partially offset by an increased funding requirement from non-cash working capital, primarily a reduction in total accounts payable outstanding at year end and an increase in non-food inventory, as well as an increase in defined benefit pension plan contributions.

The 2004 cash flows from operating activities are expected to increase at a rate consistent with net earnings growth and are expected to fund a large

Net Debt to Equity and Interest Coverage



.8
.6
.4
.2
0
10.0
7.5
5.0
2.5
0
Net Debt to Equity
Interest Coverage – Times
1999 2000 2001 2002 2003

Net Debt to Equity (1)
Interest Coverage
(1) See Non-GAAP Financial Measures on page 44.

Total Assets and Return on Average Total Assets ($ millions)



$12,400
9,300
6,200
3,100
0
16%
12
8
4
0
1999 2000 2001 2002 2003

Total Assets
Return on Average Total Assets (1)
(1) See Non-GAAP Financial Measures on page 44.

portion of the Company's anticipated 2004 funding requirements, including its planned capital investment activity.

Cash Flows used in Investing Activities 2003 cash flows used in investing activities were $1,448 million compared to $995 million in 2002.

Capital investment amounted to $1.3 billion (2002 – $1.1 billion), reflecting the Company's continuing commitment to maintain and renew its asset base and invest for growth. Approximately 80% (2002 – 80%) of the capital investment was for new stores, renovations or expansions. Other capital investments were for the warehouse and distribution network, information systems and other infrastructure required to support store growth. The Company's continued capital investment activity benefited all regions in varying degrees and strengthened its existing store base. Some of the new larger stores replaced older, smaller, less efficient stores that did not offer the broad range of products and services demanded by today's consumer.

The 2003 corporate and franchised store capital investment program, which includes the impact of store openings and closures, resulted in an increase in net retail square footage of 4.7% over 2002. During 2003, 63 (2002 – 75) new corporate and franchised stores were opened and 87 (2002 – 84) underwent renovation or minor expansion. The 63 new stores added 1.9 million square feet of retail space (2002 – 2.6 million), net of 61 (2002 – 58) store closures. The 2003 average corporate store size increased 3% to 50,500 square feet (2002 – 48,900) and the average franchised store size increased 4% to 24,400 square feet (2002 – 23,400). The increase in net retail square footage in 2003 was impacted by a delay in new store construction in the third quarter pending the completion of negotiations with several unions.

The Company expects to continue its capital investment pace in 2004 which is estimated at $1.4 billion. At year end, the Company had committed approximately $370 million with respect to capital investment projects and the purchase of real property. In 2004, the Company plans to open, expand or renovate more than 160 corporate and franchised stores throughout Canada in a geographic investment pattern similar to that of last year. This is expected to result in a net increase of approximately 3.2 million square feet, which should generate additional sales growth.

Cash Flows from Operating Activities and Capital Investment ($ millions)


$1,320
990
660
330
0
1999
2000
2001
2002
2003
Cash Flows from Operating Activities
Capital Investment

Capital Investment and Store Activity

	2003 (53 Weeks)	2002 (52 Weeks)	Change
Capital investment ($ millions)	$ 1,271	$ 1,079	
Retail square footage (in millions)	42.3	40.4	5%
Average store size (sq. ft.)			
Corporate	50,500	48,900	3%
Franchised	24,400	23,400	4%

Cash Flows from Financing Activities 2003 cash flows from financing activities were $386 million compared to $226 million in 2002. During 2003, the Company issued $655 million of Medium Term Notes ("MTN"). In the first quarter of 2003, the Company issued $200 million of 6.54% MTN due 2033 under its 2001 Base Shelf Prospectus. The remaining balance of $500 million on the 2001 Base Shelf Prospectus expired on May 24, 2003. During the second quarter of 2003, Loblaw filed a Base Shelf Prospectus which permits the Company to issue an aggregate principal amount of up to $1.0 billion of MTN. Under this new 2003 Base Shelf Prospectus, Loblaw issued $200 million of 6.05% MTN due 2034 during the second quarter, $55 million of 5.86% MTN due 2043 during the third quarter and $200 million of 5.40% MTN due 2013 during the fourth quarter. The Company also repaid its $100 million 6.60% MTN which matured during the second quarter. Subsequent to year end, the Company issued $200 million of 6.15% MTN due 2035, resulting in $345 million of MTN remaining available for issue.

The Company intends to renew its NCIB to purchase on the Toronto Stock Exchange or enter into equity forwards to purchase up to 5% of its common shares outstanding. The Company believes that the market price of its common shares could be such that their purchase may be an attractive and appropriate use of funds in light of potential benefits to remaining shareholders. During 2003, the Company purchased for cancellation 1,282,900 (2002 – 309,000) of its common shares for $76 million (2002 – $17 million) and entered into equity forwards to buy 1,103,500 (2002 – 390,100) of its common shares, pursuant to its NCIB.

Subsequent to year end, the Company purchased for cancellation 132,400 of its common shares for $8 million, pursuant to its NCIB.

Medium Term Notes Program

	Base Shelf Prospectus dated	
($ millions)	May 12, 2003	May 24, 2001
In 2001 issued MTN of		$ 600
In 2002 issued MTN of		200
In 2003 issued MTN of	$ 455	200
Total issued against Base Shelf Prospectus	$ 455	$ 1,000
MTN issue expired		$ 500
MTN issue limit	$ 1,000	$ 1,500
MTN available at year end 2003 (1)	$ 545	

(1) Subsequent to year end, an additional $200 million of MTN was issued, resulting in the Company having $345 million of MTN available for issue.

Sources of Liquidity

The Company can obtain its short term financing through a combination of cash generated from operating activities, cash, cash equivalents, short term investments, bank indebtedness and its commercial paper program. The Company's cash, cash equivalents and short term investments, as well as $845 million in uncommitted operating lines of credit extended by several banks, support its $1.2 billion commercial paper program. The Company's commercial paper borrowings generally mature less than three months from the date of issuance although the terms can be up to 364 days.

Securitization of credit card receivables provides President's Choice Bank ("PC Bank"), a wholly owned subsidiary of the Company, with an additional source of funds for the operation of its business. Under PC Bank's securitization program, a portion of the total interest in the credit card receivables is sold to an independent trust. PC Bank securitized $202 million of credit card receivables during 2003 (2002 – $244 million). Information on PC Bank's credit card receivables and securitization is provided in Note 6 to the consolidated financial statements and in the Off-Balance Sheet Arrangements section of this MD&A.

The Company obtains its long term financing through its MTN program. The Company plans to refinance existing long term debt as it matures and may obtain additional long term financing for other operating uses or strategic reasons.

In the normal course of business, the Company enters into certain arrangements such as providing comfort letters to third party lenders in connection with financing activities of certain franchisees with no recourse liability to the Company. In addition, the Company establishes standby letters of credit used in connection with certain obligations related to the financing program for its franchisees, securitization of PC Bank's credit card receivables, real estate transactions and benefit and insurance programs. At year end, the aggregate gross potential liability related to the Company's standby letters of credit was approximately $201 million (2002 – $179 million) against which the Company had $293 million (2002 – $256 million) in credit facilities available to draw on.

The Company has the following sources from which it can fund its 2004 cash requirements: cash, cash equivalents, short term investments, cash flows generated from operating activities, commercial paper program, MTN program and additional credit card receivable securitizations from future growth in the PC Bank credit card operations. In 2004, the Company anticipates no difficulty in obtaining external financing in view of its current credit ratings, its past experience in the capital markets and general market conditions.

Credit Ratings (Canadian Standards)

	Dominion Bond Rating Service	Standard & Poor's
Commercial paper	R-1 (low)	A-1 (mid)
Medium term notes	A (high)	A
Other notes and debentures	A (high)	A

The rating organizations listed above base their ratings on quantitative and qualitative considerations which are relevant for the Company.

These ratings are intended to give an indication of the risk that the Company will not fulfill its obligations in a timely manner and do not take certain factors into account, such as market or pricing risk, since these must be considered by investors as factors in their investment process.

Contractual Obligations

The following illustrates certain of the Company's significant contractual obligations and discusses other obligations as at January 3, 2004:

Summary of Contractual Obligations

	Payments due by year						
($ millions)	2004	2005	2006	2007	2008	Thereafter	Total
Long term debt							
(including capital lease obligations)	$ 106	$ 215	$ 129	$ 5	$ 393	$ 3,214	$ 4,062
Operating leases (1)	159	147	132	117	103	626	1,284
Contracts for purchases of property and							
capital investment projects (2)	311	53	6				370
Total contractual obligations (3)	$ 576	$ 415	$ 267	$ 122	$ 496	$ 3,840	$ 5,716

(1) Represents the minimum or base rents payable. Amounts are not offset by any expected sublease income.

(2) These obligations include agreements for the purchase of real property. These agreements may contain conditions that may or may not be satisfied. If the conditions are not satisfied, it is possible the Company will no longer have the obligation to proceed with the transaction. These obligations also include commitments with respect to capital investment projects, such as the construction, expansion and renovation of buildings.

(3) Financial Derivative Instruments are discussed in Note 16 to the consolidated financial statements.

Other contractual obligations not reflected in the table above are discussed below.

In connection with the purchase of Provigo, the Company committed to support Quebec small business and farming communities as follows: for a period of seven years commencing in 1999 and, subject to business dispositions, the aggregate amount of goods and services purchased from Quebec suppliers in the normal course of business will not fall below those of 1998. The Company has fulfilled its commitment in each year from 1999 to and including 2003.

At year end, the Company had other long term liabilities which included accrued pension and other benefits plans liability, future income taxes liability and stock-based compensation liability. These long term liabilities have not been included in the table above for the following reasons:

- future contributions to the Company's pension plans depend on the funded status of each plan, which may vary based on the results of actuarial valuations and on the investment performance of the pension plans' assets,
- future payments of other benefit plans liability, principally post-retirement benefits, depend on when and if retirees submit claims,
- future payments of income taxes depend on the levels of taxable earnings, and
- future payments of the share appreciation value on employee stock options depend on whether employees exercise their stock options, the market price of the Company's common shares on the exercise date and the manner in which they exercise those stock options.

At any given time, the Company will have significant commitments with respect to purchases of goods and services in the normal course of business, such as the purchase of inventory, often in the form of outstanding purchase orders or invoices. Although a small number of these contracts are long term, such as certain arrangements for warehousing and distribution, they are generally short term in nature and are settled in accordance with normal trade terms.

Off-Balance Sheet Arrangements

In the normal course of business, the Company enters into the following off-balance sheet arrangements:

- guarantees,
- the securitization of a portion of PC Bank's credit card receivables through an independent trust,
- a standby letter of credit to an independent trust which provides loans to the Company's franchisees for their purchase of inventory and fixed assets, and
- financial derivative instruments in the form of interest rate swaps and an electricity forward contract.

Guarantees The Company has entered into various guarantee agreements. For a detailed description of the Company's guarantees, see Note 17 to the consolidated financial statements.

Credit Card Receivables The Company, through its wholly owned subsidiary PC Bank, securitizes credit card receivables through an independent trust administered by a major Canadian bank. In these securitizations, PC Bank sells a portion of its credit card receivables to the trust in exchange for cash. The trust funds these purchases by issuing debt securities in the form of commercial paper to third party investors. The securitizations are accounted for as asset sales only when PC Bank transfers control of the transferred assets and receives consideration other than beneficial interests in the transferred assets. All transactions between the trust and PC Bank have been, and are expected to continue to be, accounted for as sales as contemplated by Accounting Guideline 12, "*Transfers of Receivables*". As PC Bank does not control or exercise any measure of influence over the trust, the financial results of the trust have not been included in the Company's consolidated financial statements.

When the Company sells credit card receivables to the trust it no longer has access to the receivables but continues to maintain credit card customer account relationships and servicing responsibilities. The Company does not receive an explicit servicing fee from the trust for its servicing responsibilities. When a sale occurs, PC Bank may retain subordinated interests consisting of rights to future cash flows after obligations to the investors in the trust have been met and credit enhancement deposits in the form of a cash reserve account, both of which are considered to be a retained interest. The trust's recourse to PC Bank's assets is limited to PC Bank's retained interests and is further supported through a standby letter of credit provided by a major Canadian bank for 15% of the securitized amount. This standby letter of credit could be drawn upon in the event of a major decline in the income flow from or in the value of the securitized credit card receivables, after the cash reserve account established pursuant to the securitization agreement has been depleted. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit. The carrying value of the retained interests is periodically reviewed and when a decline in value is identified that is other than temporary, the carrying value is written down to fair value.

As at January 3, 2004, the total amount of securitized credit card receivables outstanding which PC Bank continues to service was $558 million and the associated retained interests amounted to $9 million. The standby letter of credit supporting these securitized receivables amounted to approximately $84 million. During 2003, PC Bank received income of $53 million from the independent trust relating to the securitized credit card receivables.

In the absence of securitization, the Company would be required to raise alternative financing by issuing debt or equity instruments. Further disclosure regarding this arrangement is provided in Notes 6 and 17 to the consolidated financial statements.

Standby Letter of Credit to an Independent Trust Franchisees of the Company may obtain financing from an independent trust that was created to provide loans to franchisees to facilitate their purchase of inventory and fixed assets, mainly fixturing and equipment. The trust's activities are financed through the issuance of short term asset-backed notes to third party investors. The total amount of loans outstanding to the Company's franchisees as of January 3, 2004 was $343 million. A standby letter of credit has been provided for the benefit of the trust by a major Canadian bank for approximately 10% of the principal amount of the loans or $35 million as a form of credit enhancement which, in turn, allows the trust to provide favourable financing terms to the Company's franchisees. In the event that a franchisee defaults on its loan and the Company has not, within a specified time period, (i) assumed the loan, (ii) purchased the assets of the defaulting franchisee over which security has been taken by the trust, or (iii) provided for an increase of the amount of the standby letter of credit by the outstanding amount under the loan, the trust may draw upon this standby letter of credit or realize on its security. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit.

In accordance with current accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"), the financial statements of the trust are not consolidated with those of the Company. The discussion in the Future Accounting Standards section of this MD&A concerning Accounting Guideline 15, *"Consolidation of Variable Interest Entities"*, includes a discussion concerning the possible application of this accounting guideline to the trust.

Financial Derivative Instruments The Company uses off-balance sheet financial derivative instruments to manage its exposure to changes in interest rates and Ontario electricity prices. For a detailed description of the Company's off-balance sheet financial derivative instruments and the related accounting policies, see Notes 1 and 16 to the consolidated financial statements.

SELECTED CONSOLIDATED ANNUAL INFORMATION

The selected consolidated annual information extracted from the Company's consolidated financial statements was prepared in accordance with Canadian GAAP and is reported in Canadian dollars. The analysis of the data contained in the table focuses on the trends affecting the financial condition and results of operations over the two year period.

Selected Consolidated Annual Information

($ millions except where otherwise indicated)	2003 (53 Weeks)	2002 (52 Weeks)	2001 (52 Weeks)
Sales	$ 25,220	$ 23,082	$ 21,486
Net earnings	$ 845	$ 728	$ 563
Net earnings per common share ($)			
Basic	$ 3.07	$ 2.64	$ 2.04
Diluted	$ 3.05	$ 2.62	$ 2.03
Total assets	$ 12,177	$ 11,110	$ 10,025
Long term debt (excluding amount due within one year)	$ 3,956	$ 3,420	$ 3,333
Dividends declared per common share ($)	$ .60	$ .48	$ .40

Sales in 2003 increased 9.3% to $25.2 billion from $23.1 billion in 2002. Sales growth for 2003 includes a 2% positive impact from the 53rd week. The sales increase also resulted from increased same-store sales on an equivalent 53 week basis and increased net retail square footage. Sales for 2003 were impacted by the investment in lower pricing and a delay in new store construction.

Sales in 2002 increased 7.4% to $23.1 billion from $21.5 billion in 2001. All regions experienced sales growth overcoming the effects of intensified lower pricing activity in Quebec, the effects of strikes in the *Fortinos* business and the RCSS business in Saskatchewan and unseasonable weather in Ontario and Quebec. An increase in same-store sales and net retail square footage also contributed to the increase in sales.

Excluding the impact of the 53rd week in 2003, sales growth has been reasonably consistent over the past two years.

Sales may be influenced by a number of factors including changes in net retail square footage, same-store sales, inflation, expansion into new services and/or departments and the activities of competitors. Over the past two years, the Company has invested more than $1 billion in capital annually, resulting in an increase in net retail square footage of approximately 4.5 million square feet or 12%. In addition to the net increase in retail square footage, corporate store sales per average square foot rose from $566 in 2001 to $591 in 2003. The amount of new net retail square footage and the timing of the store openings and closures within any given year may vary; however, there have not been significant variances in the annual increase in weighted average retail square footage. The weighted average increase in net retail square footage was 5.6% in 2003 and 6.2% in 2002.

Growth in same-store sales was 4.6% in 2002 and 4.6% in 2003 on an equivalent 53 week basis. Inflation over this period has been low. In addition, in its pursuit of improving its value proposition Loblaw has invested in lower prices establishing price leadership in specific markets. Consistent with its strategy of focusing on food but serving the consumer's everyday household needs, the Company has also expanded its non-food offerings over this period, which has resulted in non-food retail sales growth at approximately twice the rate of food retail sales growth in 2003. Competitor activity varies by market. Any negative effect on the Company's sales from this activity may be caused by increased price competition and the addition of retail square footage by competitors in markets in which Loblaw operates. While the impact of competitor activity has varied within markets over the past two years, it has not caused significant variations in overall sales growth.

In 2003, net earnings increased $117 million or 16.1% and basic net earnings per common share increased 43 cents or 16.3% over 2002. This improvement included an increase of 12.6% in operating income, offset by a 21.7% increase in interest expense. The effective income tax rate declined by 2.8%.

In 2002, net earnings increased $165 million or 29.3% and basic net earnings per common share increased 60 cents or 29.4% over 2001. The improvement was due to a change in accounting standards that became effective in 2002 that no longer required the amortization of goodwill, an increase in operating income of 14.7% over 2001 and a 3.4% decline in the effective income tax rate.

Operating income in 2003 has shown improvement year over year despite absorbing a $25 million charge from the voluntary early retirement offer accepted by employees affected by the new RCSS labour arrangement. The increase in certain expenses such as pension, post-retirement and post-employment benefits and stock-based compensation has been offset by reduced retail operating costs and gains from the fair value impact of the equity forwards. Initiatives to reduce retail operating costs have been successful in the areas of inventory shrinkage and labour efficiency, and complement similar cost minimizing initiatives within the warehouse and distribution network and administrative functions. The capital investment program resulted in new, larger stores replacing older, smaller stores, which dampened short term earnings growth as sales developed and leveraged lower variable costs off the new fixed cost base. Net interest expense has increased, reflecting the increased borrowing levels required to support the Company's funding requirements. Statutory income tax rate reductions, the income tax impact of fair valuing the equity forwards and the impact from the discontinuance of goodwill amortization in 2002 have all contributed to the declining effective income tax rate.

Total assets of the Company have increased with operating income growth as evidenced by the increase in the return on average total assets. Fixed assets have grown as a result of the capital investment program. Inventory level growth parallels that of the growth in new stores and the necessary supply chain inventory investment to support new stores. Inventory turns of non-food are lower than those of food, resulting in somewhat higher aggregate levels of investment in inventory as that business is developed. Accounts receivable from franchised stores, associated stores and independent accounts have grown consistently with that business. A substantial portion of credit card receivables is sold to an independent trust and the unsecuritized balance has increased by $99 million since 2001.

Although cash flows from operating activities have covered a large portion of the funding requirements for the Company, external funding was also required. The amount of fixed rate debt issued in any given year is intended to continue to preserve the Company's liquidity needs.

Dividends declared per common share have been consistent with the Company's policy of maintaining a dividend payment equal to approximately 20% to 25% of the prior year's normalized basic net earnings per common share.

During the two year period, the Company implemented two accounting standards that impacted the financial information presented. During the first quarter of 2002, the Company prospectively implemented Section 3062, *"Goodwill and Other Intangible Assets"*, which no longer requires the amortization of goodwill but does require the carrying value of goodwill to be tested annually, at a minimum, for impairment. If this standard had been applied to 2001 results, net earnings would have increased by $43 million and basic net earnings per common share would have increased by 16 cents. Also during the first quarter of 2002, the Company implemented Section 3870, *"Stock-based Compensation and Other Stock-based Payments"*, retroactively without restatement of the prior period consolidated financial statements. As a result of implementing Section 3870, costs related to employee stock options that allow for settlement in shares or in the share appreciation value in cash at the option of the employee are recognized as compensation cost in operating income. This compensation cost is partially offset by the fluctuation in the fair value of the equity forwards.

QUARTERLY RESULTS OF OPERATIONS

Results by Quarter

The 52 week reporting cycle followed by the Company is divided into four quarters of 12 weeks each except for the third quarter which is 16 weeks in duration. When a fiscal year such as 2003 contains 53 weeks, the fourth quarter is 13 weeks in duration. The following is a summary of selected consolidated financial information derived from the Company's unaudited interim consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in Canadian dollars.

Summary of Quarterly Results (unaudited)

($ millions except where otherwise indicated)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total (audited)
Sales	**2003**	**$ 5,376**	**$ 5,798**	**$ 7,673**	**$ 6,373**	**$ 25,220**
	2002	$ 4,951	$ 5,308	$ 7,178	$ 5,645	$ 23,082
Net earnings	**2003**	**$ 151**	**$ 182**	**$ 218**	**$ 294**	**$ 845**
	2002	$ 126	$ 149	$ 188	$ 265	$ 728
Net earnings per common share						
Basic ($)	**2003**	**$ .55**	**$ .66**	**$ .79**	**$ 1.07**	**$ 3.07**
	2002	$ .46	$ .54	$ .68	$ .96	$ 2.64
Diluted ($)	**2003**	**$ .55**	**$ .65**	**$ .79**	**$ 1.06**	**$ 3.05**
	2002	$ .46	$ .53	$ .68	$ .95	$ 2.62

Sales growth and same-store sales growth were strong in the first half of 2003 and declined slightly in the latter half of the year. Sales increases in 2003 for the first and third quarters were relatively consistent with those of the prior year. Sales in the third quarter of 2003 were negatively impacted by the delay in new store construction pending the completion of negotiations with several unions. Fourth quarter sales increased 12.9% including an 8% positive impact from the 53rd week in 2003 compared to 7.5% in 2002. In the second quarter in 2002, the sales increase was negatively impacted by a two week strike in the RCSS business in Saskatchewan and unseasonable weather in Ontario and Quebec. Holidays such as Easter, Thanksgiving and Christmas have fallen within the same quarters year over year.

For the first three quarters of 2003, operating margin improved steadily over the respective quarters of 2002. Fourth quarter operating income in 2003 was negatively impacted by the $25 million charge for the voluntary early retirement offer accepted by the Ontario employees affected by the new RCSS labour arrangement. Operating margins in the fourth quarter are generally stronger than those generated during the other quarters due to a more profitable sales mix.

Interest expense increased in the third and fourth quarters because of increased average borrowing levels outstanding.

The effective income tax rate declined over last year mainly as a result of the 2% reduction in the federal statutory income tax rate. Income tax expense for the fourth quarter of 2003 includes a $7 million charge for an adjustment to the future income tax balances caused by the increase in corporate income taxes enacted by the Ontario provincial government. Fluctuations in the effective income tax rate on a quarterly basis were mainly caused by the fair value impact of the equity forwards.

Throughout 2003 and 2002 the Company purchased common shares for cancellation pursuant to its NCIB. The weighted average number of common shares outstanding has not been significantly impacted by these purchases.

Fourth Quarter Results

The Company's 2003 fourth quarter results of operations, financial condition and cash flows were affected by the following:

- sales for the 53rd week, which had a positive 8% impact on sales growth in the quarter,
- same-store sales growth of 3.3% on an equivalent 13 week basis,
- a $25 million charge to operating income related to the voluntary early retirement offer,
- an adjustment to future income tax balances to reflect both the increase in the provincial income tax rate to 14% in 2004 from 12.5% in 2003 and the Ontario government's repeal of income tax rate reductions of 1.5% scheduled for each of 2004, 2005 and 2006 which resulted in a $7 million charge to the future income tax expense, and
- an increase of 1.0 million square feet in net retail space.

Further discussion and analysis on the fourth quarter results is provided in the Company's 2003 Fourth Quarter Preliminary Report.

RISKS AND RISK MANAGEMENT

Operating Risks and Risk Management

In the normal course of business, the Company is exposed to operating risks that have the potential to negatively affect its financial performance. The Company has operating and risk management strategies and insurance programs which help to minimize these operating risks.

Industry The retail industry in Canada is a changing and competitive market. Consumer needs drive changes in the industry, which is impacted by changing demographic and economic trends such as changes in disposable income, increasing ethnic diversity, nutritional awareness and time availability. Over the past several years, consumers have demanded more quality, value and convenience. If the Company is ineffective in responding to these demands, its financial performance could be negatively impacted.

The Company monitors its market share and the retail market, and will adjust its operating strategies, which include, but are not limited to, relocating stores or reformatting them under a different banner, reviewing pricing and adjusting product offerings and marketing programs. The Company's control label program represents a significant competitive advantage because it enhances customer loyalty by offering superior value and provides some protection against national brand pricing strategies.

Competitive Environment The Company faces competition from many types of non-traditional competitors, such as mass merchandisers, warehouse clubs, drug stores and specialty stores, which continue to increase their offerings of products typically associated with supermarkets. In order to compete effectively and efficiently, the Company is developing and operating new departments and services that complement the traditional supermarket layout, as well as enhancing its non-food product and service offerings. The Company is also subject to competitive pressures from new entrants into the marketplace and from the potential consolidation of existing competitors.

The Company continuously evaluates the markets it operates in and will enter new markets and review acquisitions when opportunities arise and will also exit a particular market and reallocate assets elsewhere when there is a strategic advantage to doing so.

The Company pursues a strategy of enhancing profitability on a market-by-market basis by using a multi-format approach. By operating across Canada through corporate stores, franchised stores and associated stores and by servicing independent accounts, the Company strategically minimizes and balances its exposure to industry and competitive risks.

Increased competition could affect the Company's ability to achieve its objectives. The Company's inability to compete effectively with its current or any future competitors could result in, among other things, lessening of market share and lower pricing in response to its competitors' pricing activities.

Food Safety Loblaw is subject to potential liabilities connected with its business operations, including potential liabilities and expenses associated with product defects, food safety and product handling. Such liabilities may arise in relation to the storage, distribution and display of products and, with respect to the Company's control label products, in relation to the production, packaging and design of products.

A large majority of the Company's sales are generated from food products and the Company could be vulnerable in the event of a significant outbreak of food-borne illness or increased public health concerns in connection with certain food products. Such an event could materially affect the Company's financial performance. Procedures are in place to manage food crises should they occur. These procedures identify risks, provide clear communication to employees and consumers and ensure that potentially harmful products are removed from inventory immediately. Food safety related liability exposures are insured by the Company's insurance program. In addition, Loblaw has food safety procedures and programs which address safe food handling and preparation standards. The Company employs best practices for storage and distribution of food products. The Company is intensifying the campaign for consumer awareness on safe food handling and consumption.

Labour A significant portion of the Company's workforce is unionized. Renegotiating collective agreements might result in work stoppages or slowdowns, which could materially affect the Company's financial performance, depending on their nature and duration. The Company is willing to accept the short term costs of labour disruption in order to negotiate competitive labour costs and operating conditions for the longer term. There were significant labour negotiations across the Company in 2003; 54 collective agreements expired and another 54 collective agreements were successfully negotiated. The 2003 labour negotiations were challenging and resulted in a labour disruption of short duration in the Dominion banner in Newfoundland and Labrador, which was ultimately resolved and resulted in a collective agreement of 41 months in duration. In 2004, 76 collective agreements affecting approximately 9,000 employees will expire, with the single largest agreement covering approximately 2,300 employees. The Company will also continue to negotiate the 48 collective agreements carried over from 2000 to 2003 and anticipates no labour disruption with respect to these negotiations. The Company has good relations with its employees and unions and, although it is possible, does not anticipate any unusual difficulties in renegotiating these agreements.

Several of the Company's competitors operate in a non-union environment. These competitors may benefit from lower labour costs, making it more difficult for the Company to compete.

Third Party Service Providers Certain aspects of the Company's business are significantly affected by third parties. While appropriate contractual arrangements are put in place with these third parties, the Company has no direct influence over how such third parties are managed. It is possible that negative events affecting these third parties could in turn negatively impact the Company's operations.

The Company's control label products are manufactured under contract by third party vendors. These vendors are held to high standards of quality.

President's Choice Financial banking services are provided by Amicus Bank, a member of the CIBC group of companies. PC Bank uses third party service providers to process credit card transactions, operate call centres and monitor credit and fraud for the *President's Choice Financial* MasterCard. In order to minimize operating risk, PC Bank and the Company actively manage and monitor their relationships with all third party service providers. PC Bank has developed a vendor management policy, approved by its Board of Directors, and provides its Board with regular reports on vendor management and risk assessment. Products offered by *PC Financial* Insurance are provided by companies within the Aviva Canada group, the Canadian subsidiary of a major international property and casualty insurance provider.

Pension, Post-Retirement and Post-Employment Benefits
In order to measure the obligations and expenses of Company-sponsored pension, post-retirement and post-employment benefit plans, the Company is required to use various assumptions including a long term estimate of the expected rate of return on plan assets, discount rate and growth rate of health care costs. Because these assumptions are forward-looking and longer term in nature, actual results in the short term may differ.

The following table outlines the 2004 key economic assumptions used in measuring the accrued benefit plan obligations and related expenses of the Company's pension and other benefit plans. The sensitivity analysis provided in the table is hypothetical and should be used with caution. The sensitivities of each key variable have been calculated independently of any changes in other key variables. Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce the impact of such variables. Actuarial gains or losses are amortized in accordance with Canadian GAAP, further reducing the volatility associated with these changes.

Benefit Plans Sensitivity Analysis

	Pension Benefit Plans		Other Benefit Plans	
($ millions except where otherwise indicated)	Accrued Benefit Plan Obligations	Benefit Plan Expense	Accrued Benefit Plan Obligations	Benefit Plan Expense
Expected long term rate of return on plan assets		8.0%		
Impact of: 1% increase		$ (8)		
1% decrease		$ 8		
Discount rate	6.25%	6.25%	6.0%	6.0%
Impact of: 1% increase	$ (110)	$ (10)	$ (19)	$ (3)
1% decrease	$ 126	$ 16	$ 22	$ 3
Growth rate of health care costs (1)			9.0%	9.0%
Impact of: 1% increase			$ 19	$ 4
1% decrease			$ (17)	$ (3)

(1) Gradually decreasing to 5.0% in 2011 and remaining at that level thereafter.

For 2004, the Company has assumed an 8.0% (2003 – 8.0%) expected long term rate of return on plan assets based on the asset mix and the active management of its pension plan assets. The Company's defined benefit pension plan assets had a 10 year annualized return of 8.9% in 2003. The actual annual returns per annum within this 10 year period varied with market conditions.

The poor performance of financial markets in recent years combined with interest rates at 40 year lows have negatively impacted the funding of the Company's defined benefit pension plans. During 2003, the Company voluntarily made a lump sum contribution to its defined benefit pension plans of $34 million, bringing the total contribution to $93 million (2002 – $13 million). During 2004, the Company expects to contribute approximately $25 million to these plans.

While the Company's pension plans are currently adequately funded and returns on pension plan assets are in line with expectations, there is no assurance that this will continue. An extended period of depressed capital markets and low interest rates could require the Company to make significant contributions to its pensions plans, which in turn could have a material effect on its financial performance.

In addition to the Company-sponsored pension plans, the Company participates in various multi-employer pension plans, providing pension benefits in which approximately 41% (2002 – 40%) of employees of the Company and of its franchisees participate. The administration of these plans and the investment of their assets are legally controlled by a board of independent trustees generally consisting of an equal number of union and employer representatives. In some circumstances, Loblaw may have a representative on the board of trustees of these multi-employer pension plans. The Company's responsibility to make contributions to these plans is limited by the amounts established pursuant to its collective agreements. Pension expense for these plans is recognized as contributions are paid.

Real Estate The availability and conditions affecting the acquisition and development of real estate properties may impact the Company's strategies and financial performance. The Company maintains a significant portfolio of owned retail real estate and, whenever practical, pursues a strategy of purchasing sites for future store locations. This enhances the Company's operating flexibility by allowing the Company to introduce new departments and services that could be precluded under operating leases. At year end 2003, the Company owned 67% (2002 – 63%) of its corporate store square footage.

Seasonality The Company's operations as they relate to food, specifically inventory levels, sales volume and product mix, are impacted to some degree by certain holiday periods in the year. As the Company expands its non-food offering, it may increase the number of seasonal products offered and therefore, its operations may be subject to more seasonal fluctuations.

Corporate Stores Owned vs. Leased (thousands of sq. ft.)


33,000
24,750
16,500
8,250
0
1999
2000
2001
2002
2003
Owned
Leased

Leadership Development and Employee Retention Effective leadership is essential to sustaining the growth and success of the Company. The Company continues to focus on the development of leaders at all levels and across all regions by executing tailored leadership development programs that provide the knowledge and skills necessary to drive positive change and ensure effective execution. The degree to which the Company is effective in developing its leaders and retaining key employees could affect its ability to execute its strategies, efficiently run its operations and meet its goals for financial performance.

In 2002, the Company announced the construction of a new office facility in Brampton that will consolidate eight administrative and operating offices from across southern Ontario by 2005, which may result in some short term employee turnover.

Utility Prices The Company is a significant consumer of electricity and other utilities. Unanticipated increases in the cost of these utilities could affect the Company's financial performance. In 2002, the government of Ontario deregulated the electricity market in that province. In order to minimize the risk of higher electricity prices, the Board approved the Company's entry into a three year initial term electricity forward contract, which expires in May 2005. This contract maintains a portion of the Company's electricity costs at approximately 2001 rates.

Insurance The Company effectively limits its exposure to risk through a combination of appropriate levels of self-insurance and the purchase of various insurance coverages including an integrated insurance program. The Company's insurance program is based on various lines and limits of coverage which provides the appropriate level of retained and insured risks. Insurance is arranged on a multi-year basis with reliable, financially stable insurance companies as rated by A.M. Best Company, Inc. The Company combines comprehensive risk management programs and the active management of claims handling and litigation processes by using internal professionals and external technical expertise to manage the risk it retains.

Environmental, Health and Safety The Company has effective environmental programs in place and has established policies and procedures aimed at ensuring compliance with applicable environmental legislative requirements. To this end, the Company employs environmental risk assessments and audits using internal and external resources together with effective employee awareness programs throughout its operating locations.

The Company endeavours to be socially and environmentally responsible, and recognizes that the competitive pressures for economic growth and cost efficiency must be integrated with environmental stewardship and ecological considerations. Environmental committees throughout the Company meet regularly to monitor and ensure the maintenance of responsible business operations. Environmental protection requirements do not and are not expected to have a material effect on the Company's financial performance. The Company has a health and safety program designed to address health and wellness, workplace safety and compliance with internal and regulatory guidelines for workplace health and safety.

The Environmental, Health and Safety Committee of the Board receives reports which review outstanding issues, identify new legislative concerns and outline related communication efforts.

Legal, Taxation and Accounting Changes to any of the laws, rules, regulations or policies related to the Company's business including the production, processing, preparation, distribution, packaging and labelling of its products could have a significant impact on its financial performance. In the course of complying with such changes, the Company may incur significant costs. Failure by the Company to fully comply with applicable laws, rules, regulations and policies may subject it to civil or regulatory proceedings, including fines, injunctions, recalls or seizures, which may have a material adverse effect on the Company's financial performance.

There can be no assurance that the tax laws and regulations in the jurisdictions affecting the Company will not be changed in a manner which could adversely affect the Company. New accounting pronouncements introduced by appropriate authoritative bodies may impact the Company's financial performance.

Holding Company Structure Loblaw Companies Limited is a holding company. As such, it does not carry on business directly but does so through its subsidiaries. It has no major source of income or assets of its own, other than the interests it has in its subsidiaries, which are all separate legal entities. Loblaw Companies Limited is therefore financially dependent on dividends and other distributions it receives from its subsidiaries.

Financial Risks and Risk Management

In the normal course of its business, the Company is exposed to financial risks that have the potential to negatively affect its financial performance. The risks relating to the Company's financing activities include changes in foreign currency exchange rates, interest rates, market price of the Company's common shares and electricity prices in Ontario. These risks and the actions taken to minimize them are discussed below. The Company is also exposed to credit risk on certain of its financial instruments.

Financial Derivative Instruments The Company uses over-the-counter financial derivative instruments, specifically cross currency basis swaps, interest rate swaps and equity forwards, to minimize the risks and costs associated with its financing activities and its stock-based compensation plans. The Company has also entered into an electricity forward contract to partially offset electricity price volatility. The Company maintains treasury centres that operate under policies and guidelines approved by the Board covering funding, investing, foreign currency exchange, equity and interest rate management. The Company's policies and guidelines prevent it from using any financial derivative instrument for trading or speculative purposes. See Notes 1 and 16 to the consolidated financial statements for additional information on the Company's financial derivative instruments.

Foreign Currency Exchange Rate The Company enters into cross currency basis swaps to manage its current and anticipated exposure to fluctuations in foreign currency exchange rates. The Company's cross currency basis swaps are transactions in which floating interest payments and principal in United States dollars are exchanged against the receipt of floating interest payments and principal in Canadian dollars. These cross currency basis swaps limit the Company's exposure against foreign currency exchange rate fluctuations on a portion of its United States dollar denominated assets, principally cash, cash equivalents and short term investments.

Interest Rate The Company enters into interest rate swaps to manage its current and anticipated exposure to fluctuations in interest rates and market liquidity. Interest rate swaps are transactions in which the Company exchanges interest flows with a counterparty on a specified notional amount for a predetermined period based on agreed upon fixed and floating interest rates. Notional amounts are not exchanged. The Company monitors market conditions and the impact of interest rate fluctuations on its fixed/floating interest rate exposure mix on an ongoing basis.

Common Stock Market Price The Company enters into equity forwards to manage its current and anticipated exposure to fluctuations in its stock-based compensation cost as a result of changes in the market price of its common shares. These equity forwards change in value as the market price of the underlying common shares changes which effectively results in a partial offset to fluctuations in the Company's stock-based compensation cost. The partial offset between the Company's stock-based compensation costs and the equity forwards is effective as long as the market price of the Company's common shares exceeds the exercise price of employee stock options.

Electricity Prices The Company entered into an electricity forward contract to partially offset its volatility in the price of electricity in Ontario. The forward contract changes in value as the price of electricity changes.

Counterparty Over-the-counter financial derivative instruments are subject to counterparty risk. Counterparty risk arises from the possibility that market changes may affect a counterparty's position unfavourably and that the counterparty defaults on its obligations to the Company. The Company has sought to minimize potential counterparty risk and losses by implementing a policy that allows such transactions only with counterparties that have, at a minimum, a long term A rating by Standard & Poor's or Dominion Bond Rating Service, placing risk adjusted limits on its exposure to any single counterparty and having master netting agreements with its counterparties. These netting agreements mitigate counterparty risk to the extent that unfavourable contracts with the same counterparty can be legally netted against the settlement of favourable contracts.

Credit The Company's exposure to credit risk relates to the Company's cash equivalents and short term investments, PC Bank's credit card receivables and accounts receivable from franchisees, associates and independent accounts.

Credit risk associated with the Company's cash equivalents and short term investments results from the possibility that a counterparty may default on the repayment of a security. This risk is mitigated by the Company's policies and guidelines that require issuers of permissible investments to have a minimum A credit rating from a recognized credit rating agency and specify minimum and maximum exposures to specific issuers.

PC Bank manages the *President's Choice Financial* MasterCard and the *PC* points loyalty program. PC Bank grants credit to its customers on *President's Choice Financial* MasterCard with the intention of increasing the loyalty of those customers and the Company's profitability. In order to minimize the associated credit risk, PC Bank employs stringent credit scoring techniques, actively monitors the credit card portfolio and reviews techniques and technology that can improve the effectiveness of its collection process. In addition, these receivables are dispersed among a large, diversified group of credit card customers.

The Company also has accounts receivable from its franchisees, associates and independent accounts, mainly as a result of sales to these customers. The Company actively monitors the balances on an ongoing basis and collects funds from its franchisees on a weekly basis in accordance with terms specified in the applicable agreements.

RELATED PARTY TRANSACTIONS

The Company's majority shareholder, George Weston Limited, its subsidiaries and its affiliates are related parties. It is the Company's policy to conduct all transactions and settle balances with related parties on normal trade terms. Total purchases from related parties represented approximately 3% (2002 – 3%) of the cost of sales, selling and administrative expenses.

Pursuant to an investment management agreement, the Company, through Glenhuron Bank Limited, a wholly owned subsidiary of the Company, manages certain United States cash, cash equivalents and short term investments on behalf of wholly owned non-Canadian subsidiaries of George Weston Limited. Management fees are based on market rates and are included in interest expense.

ACCOUNTING STANDARDS

Accounting Standards Implemented in 2003

Effective December 29, 2002, the Company implemented Accounting Guideline (AcG) 14, *"Disclosure of Guarantees"* issued by the CICA (see Note 17 to the consolidated financial statements). AcG 14 requires the Company to disclose significant information about guarantees it has provided without regard to the likelihood that the Company will have to make any payments under those guarantees, and is in addition to the requirements under Section 3290, *"Contingencies"*.

In addition, the Company has implemented the revisions to Section 3475, *"Disposal of Long-lived Assets and Discontinued Operations"* and the new Emerging Issues Committee (EIC) Abstracts 134, *"Accounting for Severance and Termination Benefits"* and EIC 135, *"Accounting for Costs Associated with Exit and Disposal Activities"*. Section 3475 replaces the existing Section 3475, *"Discontinued Operations"* and the disposal provisions of Section 3061, *"Property, Plant and Equipment"*. These recommendations address the recognition, measurement, presentation, and disclosure of disposal activities initiated after May 1, 2003. EIC 134 addresses the recognition, measurement and disclosure associated with various types of severance and termination benefits resulting from the termination of employees' services prior to normal retirement. EIC 135 addresses recognition, measurement and disclosure associated with exit and disposal activities. These EICs require that costs be recognized when the liability is incurred rather than at the date of a commitment to an exit or restructuring plan and were effective for activities undertaken after March 31, 2003. The implementation of these recommendations has not had a material impact on the Company's financial position or results of operations.

Future Accounting Standards

The Company closely monitors new accounting pronouncements and changes in current accounting standards to assess the impact, if any, on its consolidated financial statements. The Company is currently reviewing or has implemented the following pronouncements issued by the CICA:

- AcG 13, *"Hedging Relationships"*, addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. The Company has completed the required documentation and effectiveness testing of its hedging relationships as at January 4, 2004 and has determined that no material changes to its accounting for hedging relationships are required.
- Section 3063, *"Impairment of Long-lived Assets"*, addresses the recognition, measurement and disclosure of impairment of long-lived assets. Accordingly, long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. An impairment loss is recognized when the carrying value of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition. An impairment loss is measured as the amount by which the long-lived assets' carrying value exceeds their fair value. These recommendations are effective for fiscal years beginning on or after April 1, 2003. The Company is currently assessing the impact of these recommendations and will implement them in the first quarter of 2004.
- Section 3110, *"Asset Retirement Obligations"*, addresses recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. These recommendations are effective for fiscal years beginning on or after January 1, 2004. The Company is currently reviewing its legal obligations with respect to asset retirement obligations and will implement these recommendations in the first quarter of 2004.

- EIC 144, *"Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor"*, was issued in January 2004 and addresses accounting for cash consideration received from a vendor. EIC 144 provides that cash consideration received from a vendor is presumed to be a reduction in the prices of the vendor's products or services and should, therefore, be characterized as a reduction in cost of sales and related inventory when recognized in the customer's income statement and balance sheet. However, that presumption is overcome when consideration is a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue or other income, or it is a reimbursement of costs incurred to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost, provided certain conditions are met. EIC 144 requires retroactive application to all financial statements for annual and interim periods ending after August 15, 2004. The Company is currently assessing the impact of these recommendations and will implement them in the third quarter of 2004.
- AcG 15, *"Consolidation of Variable Interest Entities"*, issued in June 2003, provides guidance for applying consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The recommendations require the identification of the Company's participation in variable interest entities ("VIEs"), which are defined as entities with insufficient equity at risk to finance its activities without additional subordinated financial support from other parties. Entities identified as VIEs are to be consolidated by the primary beneficiary, who holds the majority of the exposure to the expected losses or stands to gain from the majority of the expected returns. Based on the current requirements of AcG 15, the Company is reviewing its interest in unconsolidated entities to identify potential VIEs. Among the entities under review is an independent trust, which provides loans to the Company's franchisees for the purchase of inventory and fixed assets, mainly fixturing and equipment. This independent trust has been identified as a VIE and the Company is evaluating the resulting impact. The CICA is monitoring developments by the United States Financial Accounting Standards Board ("FASB"), regarding FASB Interpretation No. 46 (Revised December 2003) ("FIN 46R"), *"Consolidation of Variable Interest Entities"*. It is expected that AcG 15 will be amended in 2004 to harmonize with FIN 46R and therefore the effective date of AcG 15 has been deferred to fiscal years beginning on or after November 1, 2004. The Company is monitoring these developments and will implement these recommendations as required in the first quarter of 2005.

OUTLOOK

The Company had another successful year in 2003, maintaining a strong financial position and continuing to generate good cash flows while supporting its $1.3 billion capital investment program. Management believes that the financial strength of the Company and the strategic deployment of its financial resources will allow for the continued successful implementation of the Company's operating and financial strategies. The Company plans to continue investing in competitive pricing. It also plans to continue investing capital in its retail portfolio as well as its warehouse and distribution network, while maintaining its focus on product and service innovation. It anticipates another successful year in 2004 with sales growth consistent with that of the past several years and net earnings growth slightly below that of the past several years.

NON-GAAP FINANCIAL MEASURES

The Company reports its financial results in accordance with Canadian GAAP. However, the Company has included certain non-GAAP financial measures and ratios which it believes provide useful information to both management and readers of this Annual Report in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other earnings measures determined in accordance with Canadian GAAP.

EBITDA The Company believes EBITDA is useful as an indicator of its operational performance and its ability to generate cash flows to fund its cash requirements, including the Company's capital investment program. The following table reconciles EBITDA to Canadian GAAP measures reported in the consolidated statements of earnings:

($ millions)	2003 (53 weeks)	2002 (52 weeks)
Operating income	$ 1,467	$ 1,303
Depreciation	393	354
EBITDA	$ 1,860	$ 1,657

Net Debt The Company calculates net debt as the sum of long term debt and short term debt offset by cash, cash equivalents and short term investments and believes this measure is useful in evaluating the amount of leverage employed by the Company. The following table reconciles net debt used in the net debt to equity ratio to Canadian GAAP measures reported in the consolidated balance sheets:

($ millions)	2003	2002
Bank indebtedness	$ 38	
Commercial paper	603	$ 533
Long term debt due within one year	106	106
Long term debt	3,956	3,420
Less:		
Cash and cash equivalents	618	823
Short term investments	378	304
Net debt	$ 3,707	$ 2,932

Total Assets The Company uses the return on average total assets ratio to measure the performance of operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in this ratio. The Company believes this results in a more accurate measure of the performance of its operating assets. The following table reconciles total assets used in the return on average total assets measure to Canadian GAAP measures reported in the consolidated balance sheets:

($ millions)	2003	2002
Total assets	$ 12,177	$ 11,110
Less:		
Cash and cash equivalents	618	823
Short term investments	378	304
Total assets	$ 11,181	$ 9,983

ADDITIONAL INFORMATION

Additional financial information, including the Company's Annual Information Form, has been filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available online at www.sedar.com.

March 9, 2004
Toronto, Canada

Financial Results

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Loblaw Companies Limited is responsible for the preparation, presentation and integrity of the accompanying consolidated financial statements, Management's Discussion and Analysis and all other information in this Annual Report. This responsibility includes the selection and consistent application of appropriate accounting principles and methods in addition to making the judgments and estimates necessary to prepare the consolidated financial statements in accordance with Canadian generally accepted accounting principles. It also includes ensuring that the financial information presented elsewhere in this Annual Report is consistent with the consolidated financial statements.

To provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is produced, management maintains a system of internal controls reinforced by the Company's standards of conduct and ethics set out in written policies. Internal auditors, who are employees of the Company, review and evaluate internal controls on management's behalf, coordinating this work with the independent auditors. KPMG LLP, whose report follows, were appointed as independent auditors by a vote of the Company's shareholders to audit the consolidated financial statements.

The Board of Directors, acting through an Audit Committee comprised solely of directors who are unrelated to and independent of the Company, is responsible for determining that management fulfills its responsibilities in the preparation of the consolidated financial statements and the financial control of operations. The Audit Committee recommends the independent auditors for appointment by the shareholders. The Audit Committee meets regularly with financial management, internal auditors and the independent auditors to discuss internal controls, auditing activities and financial reporting matters. The independent auditors and internal auditors have unrestricted access to the Audit Committee. These consolidated financial statements and Management's Discussion and Analysis have been approved by the Board of Directors for inclusion in this Annual Report based on the review and recommendation of the Audit Committee.

Toronto, Canada
March 9, 2004

John A. Lederer
PRESIDENT

Richard P. Mavrinac
EXECUTIVE VICE PRESIDENT

Stephen A. Smith
EXECUTIVE VICE PRESIDENT

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Loblaw Companies Limited:

We have audited the consolidated balance sheets of Loblaw Companies Limited as at January 3, 2004 and December 28, 2002 and the consolidated statements of earnings, retained earnings and cash flow for the 53 week and 52 week years then ended, respectively. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 3, 2004 and December 28, 2002 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG

KPMG LLP

Toronto, Canada
March 9, 2004

Chartered Accountants

Consolidated Statements of Earnings

For the years ended January 3, 2004 and December 28, 2002 *($ millions except where otherwise indicated)*	2003 (53 weeks)	2002 (52 weeks)
SALES	$ 25,220	$ 23,082
OPERATING EXPENSES		
Cost of sales, selling and administrative expenses	23,360	21,425
Depreciation	393	354
	23,753	21,779
OPERATING INCOME	1,467	1,303
Interest Expense (note 3)	196	161
EARNINGS BEFORE INCOME TAXES	1,271	1,142
Income Taxes (note 7)		
Provision	419	414
Other	7	
	426	414
NET EARNINGS	$ 845	$ 728
NET EARNINGS PER COMMON SHARE ($) (note 4)		
Basic	$ 3.07	$ 2.64
Diluted	$ 3.05	$ 2.62

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Retained Earnings

For the years ended January 3, 2004 and December 28, 2002 *($ millions except where otherwise indicated)*	2003 (53 weeks)	2002 (52 weeks)
RETAINED EARNINGS, BEGINNING OF YEAR	$ 2,929	$ 2,375
Impact of implementing new accounting standard (note 1)		(25)
Net earnings	845	728
Premium on common shares purchased for cancellation (note 14)	(71)	(16)
Dividends declared per common share – 60¢ (2002 – 48¢)	(165)	(133)
RETAINED EARNINGS, END OF YEAR	$ 3,538	$ 2,929

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

As at January 3, 2004 and December 28, 2002 *($ millions)*	2003	2002
ASSETS		
Current Assets		
Cash and cash equivalents (note 5)	$ 618	$ 823
Short term investments (note 5)	378	304
Accounts receivable (note 6)	588	571
Inventories	1,778	1,702
Future income taxes (note 7)	92	68
Prepaid expenses and other assets	31	24
Total Current Assets	3,485	3,492
Fixed Assets (note 8)	6,422	5,587
Goodwill (note 9)	1,607	1,599
Future Income Taxes (note 7)	7	15
Other Assets (note 10)	656	417
TOTAL ASSETS	$ 12,177	$ 11,110
LIABILITIES		
Current Liabilities		
Bank indebtedness	$ 38	
Commercial paper	603	$ 533
Accounts payable and accrued liabilities	2,227	2,336
Income taxes	140	179
Long term debt due within one year (note 12)	106	106
Total Current Liabilities	3,114	3,154
Long Term Debt (note 12)	3,956	3,420
Future Income Taxes (note 7)	138	68
Other Liabilities (note 13)	237	344
TOTAL LIABILITIES	7,445	6,986
SHAREHOLDERS' EQUITY		
Common Share Capital (note 14)	1,194	1,195
Retained Earnings	3,538	2,929
TOTAL SHAREHOLDERS' EQUITY	4,732	4,124
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,177	$ 11,110

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

W. Galen Weston
DIRECTOR

T. Iain Ronald
DIRECTOR

Consolidated Cash Flow Statements

For the years ended January 3, 2004 and December 28, 2002 *($ millions)*	2003 (53 weeks)	2002 (52 weeks)
OPERATING ACTIVITIES		
Net earnings	$ 845	$ 728
Depreciation	393	354
Future income taxes	50	37
Change in non-cash working capital	(250)	(163)
Other	(6)	42
CASH FLOWS FROM OPERATING ACTIVITIES	1,032	998
INVESTING ACTIVITIES		
Fixed asset purchases	(1,271)	(1,079)
Short term investments	(114)	135
Proceeds from fixed asset sales	35	63
Credit card receivables, after securitization (note 6)	(16)	(100)
Franchise investments and other receivables	(48)	(10)
Other	(34)	(4)
CASH FLOWS USED IN INVESTING ACTIVITIES	(1,448)	(995)
FINANCING ACTIVITIES		
Bank indebtedness	38	(95)
Commercial paper	70	342
Long term debt (note 12)		
– Issued	655	200
– Retired	(102)	(77)
Common share capital		
– Issued (note 15)	2	2
– Retired (note 14)	(76)	(17)
Dividends	(198)	(127)
Other	(3)	(2)
CASH FLOWS FROM FINANCING ACTIVITIES	386	226
Effect of foreign currency exchange rate changes on cash and cash equivalents (note 5)	(175)	19
Change in Cash and Cash Equivalents	(205)	248
Cash and Cash Equivalents, Beginning of Year	823	575
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 618	$ 823

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

For the years ended January 3, 2004 and December 28, 2002
($ millions except where otherwise indicated)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Basis of Consolidation The consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries, collectively referred to as the "Company". The Company's interest in the voting share capital of its subsidiaries is 100%.

Fiscal Year The fiscal year of the Company ends on the Saturday closest to December 31. As a result, the Company's fiscal year is usually 52 weeks in duration but includes a 53rd week every 5 to 6 years. The years ended January 3, 2004 and December 28, 2002 contained 53 weeks and 52 weeks, respectively.

Revenue Recognition Sales include revenues from customers through corporate stores operated by the Company and sales to and service fees from its franchised stores, associated stores and independent account customers. The Company recognizes revenue at the time the sale is made to its customers.

Earnings per Share ("EPS") Basic EPS is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated using the treasury stock method, which assumes that all outstanding stock options with an exercise price below the average market price are exercised and the assumed proceeds are used to purchase the Company's common shares at the average market price during the year.

Cash, Cash Equivalents and Bank Indebtedness Cash balances which the Company has the ability and intent to offset are used to reduce reported bank indebtedness. Cash equivalents are highly liquid investments with a maturity of 90 days or less.

Short Term Investments Short term investments are carried at the lower of cost or quoted market value and consist primarily of United States government securities, commercial paper and bank deposits.

Credit Card Receivables The Company, through President's Choice Bank ("PC Bank"), a wholly owned subsidiary of the Company, has credit card receivables that are stated net of an allowance for credit losses. Credit card receivables are fully written off when payments are contractually 180 days in arrears or when the likelihood of collection is considered remote. Interest income on credit card receivables is recorded when billed to customers and is recognized in operating income.

Allowance for Credit Losses PC Bank maintains a general allowance for credit losses which, in management's opinion, is adequate to absorb all credit-related losses in its credit card receivables portfolio, based upon a statistical analysis of past performance and management's judgment. The allowance for credit losses is deducted from the credit card receivables balance. The net credit loss experience for the year is recognized in operating income.

Securitization PC Bank securitizes credit card receivables through the sale of a portion of the total interest in these receivables to an independent trust and does not exercise any control over the trust's management, administration or assets. When PC Bank sells credit card receivables in a securitization transaction, it has a retained interest in the securitized receivables represented by a cash reserve account and the right to future cash flows after obligations to investors have been met. Although PC Bank remains responsible for servicing all credit card receivables, it does not receive additional compensation for servicing those credit card receivables sold to the trust. Any gain or loss on the sale of these receivables depends, in part, on the previous carrying amount of receivables involved in the securitization, allocated between the receivables sold and the retained interest, based on their relative fair values at the date of securitization. The fair values are determined using a financial model. Any gain or loss on a sale is recognized in operating income at the time of the securitization. The carrying value of retained interests is periodically reviewed and when a decline in value is identified that is other than temporary, the carrying value is written down to fair value.

Inventories Retail store inventories are stated at the lower of cost and estimated net realizable value less normal gross profit margin. Wholesale inventories are stated at the lower of cost and estimated net realizable value. Cost is determined substantially using the first-in, first-out method.

Fixed Assets Fixed assets are recorded at cost including capitalized interest. Depreciation commences when the assets are put into use and is recognized principally on a straight-line basis to depreciate the cost of these assets over their estimated useful lives. Estimated useful lives range from 20 to 40 years for buildings and from 3 to 10 years for equipment and fixtures. Leasehold improvements are depreciated over the lesser of the applicable useful life and the term of the lease plus one renewal period to a maximum of 10 years.

Fixed assets are written-down to their net recoverable amount when their estimated future cash flows are less than their net carrying value. A write-down is recognized in operating income.

Goodwill Goodwill represents the excess of the purchase price of a business acquired over the fair value of the underlying net assets acquired at the date of acquisition. Goodwill is not amortized and its carrying value is tested at least annually for impairment. Any impairment in the carrying value of goodwill is recognized in operating income. The Company performed the annual impairment test for goodwill and determined that there was no impairment to the carrying value of goodwill.

Foreign Currency Translation Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the foreign currency exchange rate in effect at each year end date. Exchange gains or losses arising from the translation of these balances denominated in foreign currencies are recognized in operating income. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average foreign currency exchange rate for the year.

Financial Derivative Instruments The Company uses financial derivative agreements in the form of cross currency basis swaps, interest rate swaps and equity forwards to manage its current and anticipated exposure to fluctuations in foreign currency exchange rates, interest rates and the market price of the Company's common shares. The Company does not enter into financial derivative agreements for trading or speculative purposes.

The Company enters into cross currency basis swaps and interest rate swaps as a hedge against its exposure to fluctuations in foreign currency exchange rates and interest rates on a portion of its United States dollar denominated assets, principally cash, cash equivalents and short term investments. Realized and unrealized foreign currency exchange rate adjustments on cross currency basis swaps are offset by realized and unrealized foreign currency exchange rate adjustments on a portion of the Company's United States dollar denominated assets and are recognized in operating income. The cumulative unrealized foreign currency exchange rate receivable or payable is recorded in other assets or other liabilities, respectively. The exchange of interest payments on the cross currency basis swaps and interest rate swaps is recognized on an accrual basis in interest expense. Unrealized gains or losses on the interest rate swaps are not recognized.

Equity forwards are used to manage exposure to fluctuations in the Company's stock-based compensation cost because they change in value as the market price of the underlying common shares changes. The market price adjustments on the equity forwards are recognized in operating income as gains or losses and the cumulative unrealized gains or losses are recorded in other assets or liabilities, respectively. Interest on the equity forwards is recognized on an accrual basis in interest expense.

The Company entered into an electricity forward contract to minimize price volatility and to maintain a portion of the Company's electricity costs in Ontario, Canada at approximately 2001 rates. This contract is identified as a hedge of an anticipated transaction as it partially offsets the volatility in the price of electricity.

Income Taxes The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in income taxes expense when enacted or substantively enacted. Future income tax assets are evaluated and a valuation allowance, if required, is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Pension, Post-Retirement and Post-Employment Benefits The cost of the Company's defined benefit pension plans, post-retirement and post-employment benefits is accrued based on actuarial valuations, which are determined using the projected benefit method pro-rated on service and management's best estimate of the expected long term rate of return on plan assets, salary escalation, retirement ages and expected growth rate of health care costs. Market values are used to value benefit plan assets. The obligation related to employee future benefits is measured using current market interest rates, assuming a portfolio of Corporate AA bonds with terms to maturity that, on average, match the terms of the obligation. Past service costs from plan amendments and the excess net actuarial gain or loss over 10% of the greater of the accrued benefit plan obligation and the market value of the benefit plan assets are amortized on a straight-line basis over the average remaining service period of the active employees, ranging from 6 to 17 years with a weighted average of 12 years at year end. The cost of pension benefits for defined contribution plans and multi-employer pension plans are expensed as contributions are paid.

Stock-Based Compensation Effective December 30, 2001, the Company implemented the standard issued by the Canadian Institute of Chartered Accountants ("CICA") on stock-based compensation and other stock-based payments. The standard was implemented retroactively without restatement of the prior period consolidated financial statements. The cumulative effect of implementation was a decrease to retained earnings of $25 ($80 less $23 of future income tax recoverable and the $32 fair value impact of the equity forwards).

The Company recognizes a compensation cost in operating income and a liability related to employee stock options that allow for settlement in shares or in the share appreciation value in cash at the option of the employee, which is accounted for using the intrinsic value method. Under the intrinsic value method, the stock-based compensation liability is the amount by which the market price of the common shares exceeds the exercise price of the stock options. A year over year change in the stock-based compensation liability is recognized in operating income.

The Company accounts for stock options issued prior to December 30, 2001 that will be settled by issuing common shares as capital transactions. Consideration paid by employees on the exercise of this type of stock option is credited to common share capital. This type of option was last issued in 2001 and represents approximately 3% of all options outstanding.

The Company maintains an Employee Share Ownership Plan for its employees which allows employees to acquire the Company's common shares through regular payroll deductions of up to 5% of their gross regular earnings. The Company contributes an additional 15% of each employee's contribution to the plan, which is recognized in operating income as a compensation cost when the contribution is made.

Outside members of the Company's Board of Directors may elect annually to receive all or a portion of their annual retainer(s) and fees in the form of deferred share units. The deferred share units obligation is accounted for using the intrinsic value method and the year over year change in the deferred share units obligation is recognized as a compensation expense in operating income and as a liability.

Use of Estimates and Assumptions The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that the Company may undertake in the future. Actual results could differ from these estimates.

Comparative Information Certain prior year's information was reclassified to conform with the current year's presentation.

NOTE 2. SPECIAL VOLUNTARY EARLY RETIREMENT PROGRAM

As a result of union negotiations, certain employees of Locals 1000A, 1977 and 175 of the United Food and Commercial Workers union in Ontario became eligible to receive a voluntary early retirement offer. Employees of Locals 1000A and 1977 were required to indicate their acceptance of this voluntary offer in writing by October 31, 2003 and employees of Local 175 had to respond by January 31, 2004. At year end, 541 employees had accepted the voluntary early retirement offer which resulted in a charge of $25 recognized in operating income. Approximately $5 of this charge had been paid by the end of 2003. The remaining accrual is expected to be paid during the first half of fiscal 2004. Subsequent to year end, an additional 94 employees of Local 175 had accepted the voluntary early retirement offer. Therefore, an additional charge of $2 will be recognized in operating income in fiscal 2004.

NOTE 3. INTEREST EXPENSE

	2003	2002
Interest on long term debt	$ 269	$ 246
Other long term interest	(45)	(38)
Net long term interest	224	208
Net short term interest	5	(17)
Capitalized to fixed assets	(33)	(30)
Interest expense	$ 196	$ 161

Net interest paid in 2003 was $211 (2002 – $185).

NOTE 4. BASIC AND DILUTED NET EARNINGS PER COMMON SHARE

	2003	2002
Net earnings	$ 845	$ 728
Weighted average common shares outstanding (in millions)	275.4	276.2
Dilutive effect of stock-based compensation (in millions)	1.7	1.7
Diluted weighted average common shares outstanding (in millions)	277.1	277.9
Basic net earnings per common share ($)	$ 3.07	$ 2.64
Dilutive effect of stock-based compensation per common share ($)	(0.02)	(0.02)
Diluted net earnings per common share ($)	$ 3.05	$ 2.62

NOTE 5. CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

At year end, the Company had $991 (2002 – $1.1 billion) in cash, cash equivalents and short term investments held by Glenhuron Bank Limited ("Glenhuron"), a wholly owned subsidiary of the Company in Barbados. The $14 (2002 – $24) of income from cash, cash equivalents and short term investments was recognized in net short term interest.

The Company recognized an unrealized foreign currency exchange rate loss of $215 (2002 – gain of $32) as a result of translating its United States dollar denominated cash, cash equivalents and short term investments of which $175 (2002 – gain of $19) related to cash and cash equivalents. The resulting loss on cash, cash equivalents and short term investments is offset in operating income by the unrealized foreign currency exchange rate gain on the cross currency basis swaps. A cumulative unrealized foreign currency exchange rate receivable of $96 (2002 – payable of $131) relating to these swaps is recorded in other assets on the balance sheet.

NOTE 6. CREDIT CARD RECEIVABLES

During 2003, the Company through PC Bank securitized $202 (2002 – $244) of credit card receivables, yielding a minimal loss (2002 – minimal gain) on the initial sale, inclusive of a $2 (2002 – $2) servicing liability. Servicing liabilities expensed during the year were $9 (2002 – $4) and the fair value of recognized servicing liabilities was $6 (2002 – $4). The trust's recourse to PC Bank's assets is limited to PC Bank's retained interests and is further supported by the Company through a standby letter of credit for 15% of the securitized amount.

	2003	2002
Credit card receivables	$ 711	$ 502
Amount securitized	(558)	(356)
Net credit card receivables	$ 153	$ 146
Net credit loss experience	$ 9	$ 6

The following table shows the key economic assumptions used in measuring the retained interests at the date of securitization for securitizations completed in 2003. The table also displays the sensitivity of the current fair value of retained interests to an immediate 10% and 20% adverse change in the 2003 key economic assumptions.

		Change in Assumptions	
	2003	(10%)	(20%)
Carrying value of retained interests	$ 9		
Payment rate (monthly)	45.0%		
Weighted average life (years)	0.6		
Expected credit losses (annual)	3.4%	$ (0.3)	$ (0.7)
Discounted residual cash flows (annual)	14.0%	$ (1.2)	$ (2.4)

The details on the cash flows from securitization are as follows:

	2003	2002
Proceeds from new securitizations	$ 202	$ 244
Net cash flows received on retained interests	$ 53	$ 24

NOTE 7. INCOME TAXES

The Company's effective income tax rate in the consolidated statements of earnings is reported at a rate less than the weighted average basic Canadian federal and provincial statutory income tax rate for the following reasons:

	2003	2002
Weighted average basic Canadian federal and provincial statutory income tax rate	36.5%	38.6%
Net decrease resulting from:		
Earnings in jurisdictions taxed at rates different from the Canadian statutory income tax rates	(3.8)	(2.9)
Non-taxable amounts (including capital gains/losses)	(0.3)	(0.1)
Large corporation tax	0.6	0.7
Enacted changes in income tax rates	0.5	
Effective income tax rate	33.5%	36.3%

Net income taxes paid in 2003 were $399 (2002 – $313).

In 2003, the Ontario government enacted both the repeal of the income tax rate reductions of 1.5% scheduled for each of 2004, 2005 and 2006 and the increase in the provincial income tax rate to 14% in 2004 from 12.5% in 2003. Therefore, future income tax balances were adjusted resulting in a $7 charge to future income tax expense in 2003.

The income tax effects of temporary differences that gave rise to significant portions of the future income tax assets (liabilities) were as follows:

	2003	2002
Accounts payable and accrued liabilities	$ 85	$ 62
Long term debt (including amounts due within one year)	7	11
Other liabilities	78	55
Losses carried forward (expiring 2007)	3	20
Fixed assets	(183)	(132)
Other assets	(39)	(19)
Other	10	18
Net future income tax assets (liabilities)	$ (39)	$ 15

	2003	2002
PRESENTED ON THE CONSOLIDATED BALANCE SHEETS AS:		
Future income tax assets		
Current	$ 92	$ 68
Non-current	7	15
	99	83
Future income tax liabilities		
Non-current	(138)	(68)
Net future income tax assets (liabilities)	$ (39)	$ 15

NOTE 8. FIXED ASSETS

	2003			2002		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Properties held for development	$ 433		$ 433	$ 336		$ 336
Properties under development	248		248	234		234
Land	1,387		1,387	1,201		1,201
Buildings	3,484	$ 638	2,846	2,983	$ 552	2,431
Equipment and fixtures	2,724	1,612	1,112	2,421	1,415	1,006
Leasehold improvements	651	264	387	599	233	366
	8,927	2,514	6,413	7,774	2,200	5,574
Capital leases – buildings and equipment	83	74	9	83	70	13
	$ 9,010	$ 2,588	$ 6,422	$ 7,857	$ 2,270	$ 5,587

NOTE 9. BUSINESS ACQUISITIONS

In the normal course of business, the Company acquires franchisee stores and converts them to corporate stores. In 2003, the Company acquired 15 franchisee businesses. The acquisitions were accounted for using the purchase method of accounting with the results of the businesses acquired included in the Company's consolidated financial statements from the date of acquisition. The fair value of the net assets acquired consisted of fixed assets of $7, other assets, principally inventory, of $6 and goodwill of $8 for cash consideration of $11, net of accounts receivable due from the franchisees of $10.

NOTE 10. OTHER ASSETS

	2003	2002
Franchise investments and other receivables	$ 315	$ 300
Accrued pension and other benefit plans (note 11)	87	37
Unrealized equity forwards receivable (note 16)	92	34
Deferred charges and other	66	46
Unrealized cross currency basis swaps receivable (note 16)	96	
	$ 656	$ 417

NOTE 11. PENSION, POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

The Company has a number of defined benefit and defined contribution plans providing pension and other retirement and post-employment benefits to certain employees. The Company also contributes to various multi-employer pension plans providing pension benefits.

Information about the Company's defined benefit plans, in aggregate, was as follows:

	2003		2002	
	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
BENEFIT PLAN ASSETS				
Fair value, beginning of year	$ 628	$ 23	$ 690	$ 16
Actual return on plan assets	94	1	(19)	4
Employer contributions	93	20	13	13
Employees' contributions	2		2	
Benefits paid	(45)	(14)	(51)	(10)
Other	(1)		(7)	
Fair value, end of year	$ 771	$ 30	$ 628	$ 23
ACCRUED BENEFIT PLAN OBLIGATIONS				
Balance, beginning of year	$ 817	$ 166	$ 692	$ 103
Current service cost	30	5	21	2
Interest cost	54	10	52	7
Benefits paid	(45)	(14)	(51)	(10)
Actuarial loss	28	23	106	64
Plan amendments	4		(1)	
Other	(1)		(2)	
Balance, end of year	$ 887	$ 190	$ 817	$ 166
DEFICIT OF PLAN ASSETS VERSUS PLAN OBLIGATIONS	$ (116)	$ (160)	$ (189)	$ (143)
Unamortized past service costs	6		3	
Unamortized net actuarial loss	143	75	168	56
Net accrued benefit plan asset (liability)	$ 33	$ (85)	$ (18)	$ (87)
Accrued benefit plan asset included in other assets	$ 68	$ 19	$ 31	$ 6
Accrued benefit plan liability included in other liabilities	(35)	(104)	(49)	(93)
Net accrued benefit plan asset (liability)	$ 33	$ (85)	$ (18)	$ (87)

At year end 2003, the deficit of plan assets versus plan obligations for those pension benefit plans and post-employment benefit plans where the accrued benefit plan obligations exceeded the fair value of benefit plan assets were $118 and $12, respectively (2002 – $193 and $14). There are no plan assets in non-registered pension plans. The Company's post-retirement benefit plans also had no plan assets and, at year end 2003, had an aggregate accrued benefit plan obligation of $148 (2002 – $129).

The significant annual weighted average actuarial assumptions used in measuring the Company's accrued benefit plan obligations as of the end of the year were as follows:

	2003		2002	
	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
Discount rate	6.25%	6.0%	6.5%	6.2%
Rate of compensation increase	3.5%		3.5%	

The significant annual weighted average actuarial assumptions used in calculating the Company's net defined benefit plan expense for the year were as follows:

	2003		2002	
	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
Discount rate	6.5%	6.2%	7.5%	6.9%
Expected long term rate of return on plan assets	8.0%	5.0%	8.0%	6.0%
Rate of compensation increase	3.5%		3.5%	

The Company's growth rate of health care costs, primarily drug costs, was estimated at 9.0% (2002 – 9.0%) and assumed to decrease gradually to 5.0% in 2011 and remain at that level thereafter.

The accrued benefit plan obligations and the fair value of the benefit plan assets were determined using a September 30 measurement date.

The total net expense for the Company's benefit plans and the multi-employer pension plans was as follows:

	2003		2002	
	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
Current service cost, net of employee contributions	$ 28	$ 5	$ 19	$ 2
Interest cost on plan obligations	54	10	52	7
Expected return on plan assets	(50)	(1)	(54)	(1)
Amortization of net actuarial loss	9	4		
Other			1	
Net defined benefit plan expense	41	18	18	8
Defined contribution plan expense	6		5	
Multi-employer pension plan expense	37		33	
Net benefit plan expense	$ 84	$ 18	$ 56	$ 8

NOTE 12. LONG TERM DEBT

	2003	2002
PROVIGO INC. DEBENTURES		
Series 1997, 6.35%, due 2004	$ 100	$ 100
Series 1996, 8.70%, due 2006	125	125
Other (i)	9	13
LOBLAW COMPANIES LIMITED NOTES		
6.60%, due 2003 (ii)		100
6.95%, due 2005	200	200
6.00%, due 2008	390	390
5.75%, due 2009	125	125
7.10%, due 2010	300	300
6.50%, due 2011	350	350
5.40%, due 2013 (ii)	200	
6.00%, due 2014	100	100
7.10%, due 2016	300	300
6.65%, due 2027	100	100
6.45%, due 2028	200	200
6.50%, due 2029	175	175
11.40%, due 2031		
– principal	151	151
– effect of coupon repurchase	(11)	(4)
6.85%, due 2032	200	200
6.54%, due 2033 (ii)	200	
8.75%, due 2033	200	200
6.05%, due 2034 (ii)	200	
6.45%, due 2039	200	200
7.00%, due 2040	150	150
5.86%, due 2043 (ii)	55	
Other at a weighted average interest rate of 10.64%, due 2004 to 2040	43	51
Total long term debt	4,062	3,526
Less amount due within one year	106	106
	$ 3,956	$ 3,420

The five year schedule of repayment of long term debt based on maturity is as follows: 2004 – $106; 2005 – $215; 2006 – $129; 2007 – $5; 2008 – $393.

(i) Other of $9 (2002 – $13) represents the unamortized portion of the adjustment to fair value the Provigo Inc. Debentures. This adjustment was recorded as part of the Provigo purchase equation and was calculated using the Company's average credit spread applicable to the remaining life of the Provigo Inc. Debentures. The adjustment is being amortized over the remaining term of the Provigo Inc. Debentures.

(ii) During 2003, the Company issued $200 of 5.40% Medium Term Notes ("MTN") due 2013, $200 of 6.54% MTN due 2033, $200 of 6.05% MTN due 2034 and $55 of 5.86% MTN due 2043. The Company also repaid its $100 of 6.60% MTN as it matured.

(iii) Subsequent to year end 2003, the Company issued $200 of 6.15% MTN due 2035.

NOTE 13. OTHER LIABILITIES

	2003	2002
Accrued pension and other benefit plans (note 11)	$ 139	$ 142
Unrealized cross currency basis swaps payable (note 16)		131
Stock-based compensation	82	54
Other	16	17
	$ 237	$ 344

NOTE 14. COMMON SHARE CAPITAL (authorized – unlimited)

The changes in the common shares issued and outstanding during the year were as follows:

	2003		2002	
	Number of Common Shares	Common Share Capital	Number of Common Shares	Common Share Capital
Issued and outstanding, beginning of year	276,018,714	$ 1,195	276,252,714	$ 1,194
Issued for stock options exercised (note 15)	93,200	4	75,000	2
Purchased for cancellation	(1,282,900)	(5)	(309,000)	(1)
Issued and outstanding, end of year	274,829,014	$ 1,194	276,018,714	$ 1,195
Weighted average outstanding	275,405,585		276,209,323	

Normal Course Issuer Bids ("NCIB") During 2003, the Company purchased for cancellation 1,282,900 (2002 – 309,000) of its common shares for $76 (2002 – $17) and entered into equity forwards to buy 1,103,500 (2002 – 390,100) of its common shares, pursuant to its NCIB. In addition, the Company intends to renew its NCIB to purchase on the Toronto Stock Exchange or enter into equity forwards to purchase up to 5% of its common shares outstanding. The Company, in accordance with the rules and by-laws of the Toronto Stock Exchange, may purchase its shares at the then market price of such shares.

Subsequent to year end, the Company purchased for cancellation 132,400 of its common shares for $8, pursuant to its NCIB.

NOTE 15. STOCK-BASED COMPENSATION ($)

The Company maintains three types of stock-based compensation plans, which are described below.

Stock Option Plan The Company maintains a stock option plan for certain employees. Under this plan, the Company may grant options for up to 20.4 million common shares, however the Company has set a guideline which limits the number of stock option grants to a maximum of 5% of outstanding common shares at any time. Stock options have up to a seven-year term, vest 20% cumulatively on each anniversary date of the grant and are exercisable at the designated common share price, which is 100% of the market price of the Company's common shares on the last trading day prior to the effective date of the grant. Each stock option is exercisable into one common share of the Company at the price specified in the terms of the option, or option holders may elect to receive in cash the share appreciation value equal to the excess of the market price at the date of exercise over the specified option price.

During 2003, the Company granted 2,367,746 stock options to 196 employees with an exercise price of $53.60 per common share and 20,000 stock options with an exercise price of $61.95 per common share under its existing stock option plan, which allows for settlement in shares or in the share appreciation value in cash at the option of the employee.

In 2003, the Company recognized in operating income a compensation cost related to its stock option plan of $62 million (2002 – $21 million) and a gain on the fair value impact of the equity forwards of $66 million (2002 – $7 million). The share appreciation value of $28 million (2002 – $22 million) was paid on the exercise of 802,701 (2002 – 685,447) stock options. The Company issued 93,200 common shares on the exercise of stock options for cash consideration of $2 million for which it had recorded a stock-based compensation liability of $4 million. In 2002, the Company issued 75,000 common shares for cash consideration of $2 million on the exercise of stock options issued prior to December 30, 2001 that will be settled by issuing common shares.

At year end, a total of 5,407,026 (2002 – 4,055,237) stock options were outstanding, and represented approximately 2.0% (2002 – 1.5%) of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. Of the 5,407,026 outstanding options, 5,253,286 relate to stock option grants that allow for settlement in shares or in the share appreciation value in cash at the option of the employee and 153,740 relates to stock option grants, issued prior to December 30, 2001 that will be settled by issuing common shares.

A summary of the status of the Company's stock option plan and activity was as follows:

	2003		2002	
	Options (number of shares)	Weighted Average Exercise Price/Share	Options (number of shares)	Weighted Average Exercise Price/Share
Outstanding options, beginning of year	4,055,237	$ 32.029	4,832,900	$ 30.680
Granted	2,387,746	$ 53.670	80,000	$ 55.400
Exercised	(895,901)	$ 24.570	(760,447)	$ 25.857
Forfeited/cancelled	(140,056)	$ 43.173	(97,216)	$ 32.477
Outstanding options, end of year	5,407,026	$ 42.533	4,055,237	$ 32.029
Options exercisable, end of year	2,016,552	$ 37.527	1,491,119	$ 28.192

	2003 Outstanding Options			2003 Exercisable Options	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price/Share	Number of Exercisable Options	Weighted Average Exercise Price/Share
$ 24.500 – $ 35.600	2,615,146	3	$ 31.399	1,384,538	$ 30.790
$ 43.800 – $ 49.050	394,190	4	$ 48.294	156,476	$ 48.100
$ 53.600 – $ 61.950	2,397,690	6	$ 53.730	475,538	$ 53.661

Employee Share Ownership Plan ("ESOP") The Company maintains an ESOP for its employees, which allows employees to acquire the Company's common shares through regular payroll deductions of up to 5% of their gross regular earnings. The Company contributes an additional 15% of each employee's contribution to the plan. The ESOP is administered through a trust, which purchases the Company's common shares on the open market on behalf of employees. A compensation cost of $2 million (2002 – $2 million) related to this plan was recognized in operating income.

Deferred Share Units Plan Outside members of the Company's Board of Directors may elect annually to receive all or a portion of their annual retainer(s) and fees in the form of deferred share units, the value of which is determined by the market price of the Company's common shares at the time of payment of the director's annual retainer(s) or fees. Upon termination of Board service, the common shares due to the director, as represented by the deferred share units, will be purchased on the open market on the director's behalf. At year end, 21,489 (2002 – 12,941) deferred share units were outstanding. The year over year change in the deferred share units obligation was minimal and was recognized in operating income.

NOTE 16. FINANCIAL INSTRUMENTS

A summary of the Company's outstanding financial derivative instruments is as follows:

	Notional Amounts Maturing in							
	2004	2005	2006	2007	2008	Thereafter	2003 Total	2002 Total
Cross currency basis swaps	$ 331		$ 11	$ 68	$ 227	$ 577	$ 1,214	$ 1,118
Interest rate swaps	$ 282	$ 161	$ (43)		$ 240	$ 40	$ 680	$ 867
Equity forwards						$ 233	$ 233	$ 150
Electricity forward contract	$ 47	$ 16					$ 63	$ 106

Cross Currency Basis Swaps The Company enters into cross currency basis swaps to hedge its exposure to fluctuations in the foreign currency exchange rate on a portion of its United States dollar denominated assets, principally cash, cash equivalents and short term investments.

The Company entered into cross currency basis swaps to exchange United States dollars for $1.2 billion (2002 – $1.1 billion) Canadian dollars, which mature by 2016. Currency adjustments receivable or payable arising from these swaps may be settled in cash on maturity or the term may be extended. At year end, a cumulative unrealized foreign currency exchange rate receivable of $96 was recorded in other assets (2002 – $131 payable recorded in other liabilities).

Interest Rate Swaps The Company enters into interest rate swaps to hedge a portion of its exposure to fluctuations in interest rates.

The Company entered into interest rate swaps converting a net notional $680 (2002 – $867) of its floating rate investments to fixed rate investments at 6.72% (2002 – 6.88%), which mature by 2013.

Equity Forwards ($) The Company enters into equity forwards to manage its exposure to fluctuations in its stock-based compensation cost as a result of changes in the market price of its common shares.

In 2003, the Company entered into equity forwards to buy 1,103,500 (2002 – 390,100) of its common shares at an average forward price of $56.39 (2002 – $55.65) per common share, with an average initial term of 10 years (2002 – 10 years). At year end, the Company had cumulative equity forwards to buy 4.8 million (2002 – 3.7 million) of its common shares at an average forward price of $48.56 (2002 – $44.88) including $3.69 (2002 – $3.47) per common share of interest expense net of dividends that will be paid at redemption. The equity forwards allow for settlement in cash, common shares or net settlement. The Company has included a cumulative unrealized market gain of $92 million (2002 – $34 million) in other assets relating to these equity forwards.

Electricity Forward Contract The Company entered into an electricity forward contract to minimize price volatility and to maintain a portion of the Company's electricity costs in Ontario, Canada at approximately 2001 rates. This electricity forward contract has an initial term of three years and expires in May 2005.

Counterparty Risk The Company may be exposed to losses should any counterparty to its financial derivative agreements fail to fulfill its obligations. The Company has sought to minimize potential counterparty risk and losses by conducting transactions for its derivative agreements with counterparties that have at minimum a long term A credit rating and by placing risk adjusted limits on its exposure to any single counterparty for its financial derivative agreements. The Company has internal policies, controls and reporting processes, which require ongoing assessment and corrective action, if necessary with respect to its derivative transactions. In addition, principal amounts on cross currency basis swaps and equity forwards are each netted by agreement and there is no exposure to loss of the original notional principal amounts on the interest rate swaps and equity forwards.

Fair Value of Financial Instruments The fair value of a financial instrument is the estimated amount that the Company would receive or pay to terminate the instrument agreement at the reporting date. The following methods and assumptions were used to estimate the fair value of each type of financial instrument by reference to various market value data and other valuation techniques as appropriate.

The fair values of cash, cash equivalents, short term investments, accounts receivable, bank indebtedness, commercial paper, accounts payable and accrued liabilities approximated their carrying values given their short term maturities.

The fair value of the cross currency basis swaps was estimated based on the market spot exchange rates and forward interest rates and approximated carrying value.

The fair value of long term debt issues was estimated based on the discounted cash flows of the debt at the Company's estimated incremental borrowing rates for debt of the same remaining maturities.

The fair value of the interest rate swaps was estimated by discounting net cash flows of the swaps at market and forward interest rates for swaps of the same remaining maturities.

The fair value of the equity forwards, which approximated carrying value, was estimated by multiplying the number of the Company's common shares outstanding under the equity forwards by the difference between the market price of its common shares and the average forward price of the outstanding forwards at year end.

The fair value of the electricity forward contract was provided by the counterparty based on expected future electricity prices.

	2003		2002	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Long term debt liability	$ 4,062	$ 4,457	$ 3,526	$ 3,890
Interest rate swaps net asset		$ 12		$ 32
Electricity forward contract net asset		$ 2		$ 15

NOTE 17. CONTINGENCIES, COMMITMENTS AND GUARANTEES

The Company is involved in and potentially subject to various claims and litigation arising out of the normal course and conduct of its business including product liability, labour and employment, environmental and tax. Although such matters cannot be predicted with certainty, management considers the Company's exposure to such claims and litigation, to the extent not provided for through insurance or otherwise, not to be material to these consolidated financial statements.

The Company is committed to various operating leases. Future minimum lease payments relating to these operating leases are as follows:

	Amounts Maturing in							
	2004	2005	2006	2007	2008	Thereafter to 2049	2003 Total	2002 Total
Operating lease payments	$ 159	$ 147	$ 132	$ 117	$ 103	$ 626	$ 1,284	$ 1,260
Expected sub-lease income	(38)	(37)	(35)	(31)	(24)	(40)	(205)	(258)
Net operating lease payments	$ 121	$ 110	$ 97	$ 86	$ 79	$ 586	$ 1,079	$ 1,002

At year end, the Company has committed approximately $370 with respect to capital investment projects such as the construction, expansion and renovation of buildings and the purchase of real property.

The Company establishes standby letters of credit used in connection with certain obligations mainly related to real estate transactions and benefit and insurance programs. The aggregate gross potential liability related to these standby letters of credit is approximately $82. Other standby letters of credit related to the financing program for the Company's franchisees and securitization of PC Bank's credit card receivables have been identified as guarantees and are discussed further in the Guarantees section below.

In connection with the purchase of Provigo, the Company committed to support Quebec small business and farming communities as follows: for a period of seven years commencing in 1999 and, subject to business dispositions, the aggregate amount of goods and services purchased from Quebec suppliers in the normal course of business will not fall below those of 1998. The Company has fulfilled its commitment in each year from 1999 to and including 2003.

Guarantees Effective December 29, 2002, the Company implemented Accounting Guideline 14, "Disclosure of Guarantees", issued by the CICA, which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. Under this Guideline, a guarantee is defined as a contract or indemnification agreement, which requires the Company to make payments (cash, financial instruments, other assets, the Company's own shares or the provision of services) to a third party contingent on future events (a "Guarantee"). These payments are contingent on one of the following: (i) a change in an underlying interest rate, security price, commodity price, foreign currency exchange rate or other variable that is related to an asset, liability or an equity security of the guaranteed party, (ii) the failure of another entity to perform under an obligating agreement or (iii) the failure of another party to pay its indebtedness when due. The disclosures are required even when the likelihood of the guarantor having to make any payment under the Guarantee is remote.

The Company has provided to third parties the following significant Guarantees:

Standby Letters of Credit A standby letter of credit for the benefit of an independent trust with respect to the credit card receivables securitization program of PC Bank has been provided by a major Canadian bank. This standby letter of credit could be drawn upon in the event of a major decline in the income flow from or in the value of the securitized credit card receivables after the cash reserve account established pursuant to the securitization agreement has been depleted. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit. The Company believes that the likelihood of this occurrence is remote. The aggregate gross potential liability under this arrangement, which represents 15% of the securitized credit card receivables amount, is approximately $84.

A standby letter of credit has been provided by a major Canadian bank in the amount of $35 for the benefit of an independent trust which provides loans to the Company's franchisees for their purchase of inventory and fixed assets, mainly fixturing and equipment. In the event that a franchisee defaults on its loan and the Company has not, within a specified time period, (i) assumed the loan, (ii) purchased the assets of the defaulting franchisee over which security has been taken by the trust, or (iii) provided for an increase of the amount of the standby letter of credit by the outstanding amount under the loan, the trust may draw upon this standby letter of credit or realize on its security. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit.

Lease Obligations In connection with historical dispositions of certain of its assets, the Company has assigned leases to third parties. The Company remains contingently liable for these lease obligations in the event any of the assignees are in default of their lease obligations. The estimated amount for minimum rent, which does not include other lease related expenses such as property tax and common area maintenance charges, is $173 (2002 – $204).

Indemnification Provisions The Company from time to time enters into agreements in the normal course of its business, such as service arrangements and leases, in connection with business or asset acquisitions or dispositions. These agreements by their nature may provide for indemnification of counterparties. These indemnification provisions may be in connection with breaches of representation and warranty or with future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration and may extend for an unlimited period of time. Given the nature of such indemnification provisions, the Company is unable to reasonably estimate its total maximum potential liability as certain indemnification provisions do not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

NOTE 18. OTHER INFORMATION

Segment Information The Company's only reportable operating segment is food distribution. All sales to external parties were generated in Canada and all fixed assets and goodwill were attributable to Canadian operations.

Related Party Transactions The Company's majority shareholder, George Weston Limited, its subsidiaries and its affiliates are related parties. It is the Company's policy to conduct all transactions and settle balances with related parties on normal trade terms. Total purchases from related parties represented approximately 3% (2002 – 3%) of the cost of sales, selling and administrative expenses.

Pursuant to an investment management agreement, the Company, through Glenhuron, manages certain United States cash, cash equivalents and short term investments on behalf of wholly owned non-Canadian subsidiaries of George Weston Limited. Management fees were based on market rates and were included in interest expense.

Eleven Year Summary (1)

Year (2) *($ millions except where otherwise indicated)*	2003	2002	2001	2000
OPERATING RESULTS				
Sales	25,220	23,082	21,486	20,121
EBITDA (3)	1,860	1,657	1,451	1,259
Operating income	1,467	1,303	1,136	976
Interest expense	196	161	158	143
Net earnings	845	728	563	473
FINANCIAL POSITION				
Working capital	371	338	290	(291)
Fixed assets	6,422	5,587	4,931	4,174
Goodwill	1,607	1,599	1,599	1,641
Total assets	12,177	11,110	10,025	9,025
Net debt (3)	3,707	2,932	2,699	2,216
Shareholders' equity	4,732	4,124	3,569	3,124
CASH FLOW				
Cash flows from operating activities	1,032	998	818	785
Capital investment	1,271	1,079	1,108	943
PER COMMON SHARE ($)				
Basic net earnings	3.07	2.64	2.04	1.71
Basic earnings before goodwill charges	3.07	2.64	2.20	1.87
Dividend rate at year end	.60	.48	.40	.40
Cash flows from operating activities	3.75	3.61	2.96	2.84
Capital investment	4.62	3.91	4.01	3.42
Book value	17.22	14.94	12.92	11.31
Market price at year end	67.85	54.00	51.85	50.50
FINANCIAL RATIOS				
EBITDA margin (%) (3)	7.4	7.2	6.8	6.3
Operating margin (%)	5.8	5.6	5.3	4.9
Net earnings margin (%)	3.4	3.2	2.6	2.4
Return on average total assets (%) (3)	13.9	13.7	13.4	12.8
Return on average shareholders' equity (%)	19.1	18.9	16.8	15.7
Interest coverage	7.5	8.1	7.2	6.8
Net debt to equity (3)	.78	.71	.76	.71
Cash flows from operating activities to net debt (3)	.28	.34	.30	.35
Price/net earnings ratio at year end	22.1	20.5	25.4	29.5
Market/book ratio at year end	3.9	3.6	4.0	4.5

(1) For financial definitions and ratios refer to the Glossary of Terms on page 66.
(2) 2003 and 1997 contained 53 weeks.
(3) See Non-GAAP Financial Measures on page 44.

Shareholders' Equity and Net Debt
($ millions)


$4,800
3,600
2,400
1,200
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Shareholders' Equity
Net Debt (3)

Cash Flows from Operating Activities and Capital Investment
($ millions)


$1,320
990
660
330
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Cash Flows from Operating Activities
Capital Investment

1999	1998	1997	1996	1995	1994	1993
18,783	12,497	11,008	9,848	9,854	10,000	9,356
1,077	712	573	481	449	410	326
811	529	428	361	322	274	203
112	68	44	46	54	63	54
376	261	213	174	147	126	90
(397)	(707)	202	154	179	29	148
3,549	3,194	2,093	1,738	1,491	1,603	1,414
1,685	1,363	38	40	42	44	49
7,979	7,105	4,013	3,531	3,197	3,042	2,743
1,999	1,842	513	435	287	525	506
2,904	2,595	1,495	1,311	1,160	1,105	985
656	530	426	262	270	328	279
802	599	517	389	302	339	315
1.37	1.06	.88	.72	.60	.50	.36
1.52	1.06	.88	.73	.61	.50	.37
.24	.20	.16	.12	.12	.09	.08
2.38	2.15	1.76	1.08	1.12	1.35	1.15
2.92	2.43	2.14	1.62	1.25	1.41	1.34
10.56	9.46	6.08	5.35	4.74	4.27	3.79
35.25	37.40	26.00	14.25	10.29	7.96	7.63
5.7	5.7	5.2	4.9	4.6	4.1	3.5
4.3	4.2	3.9	3.7	3.3	2.7	2.2
2.0	2.1	1.9	1.8	1.5	1.3	1.0
11.9	10.9	14.2	13.6	12.3	10.6	8.6
13.7	12.8	15.3	14.2	13.4	12.5	9.7
7.2	7.8	9.7	7.9	6.0	4.3	3.7
.69	.71	.34	.33	.25	.48	.51
.33	.29	.83	.60	.94	.62	.58
25.8	35.3	29.6	19.8	17.2	15.9	21.2
3.3	4.0	4.3	2.7	2.2	1.9	2.0

Basic Earnings before Goodwill Charges per Common Share
($)



$3.20
2.40
1.60
.80
.00
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Basic Earnings before Goodwill Charges per Common Share

Common Share Market Price Range
($)



$68
51
34
17
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Common Share Market Price Range

Glossary of Terms

TERM	DEFINITION
Basic net earnings per common share	Net earnings available to common shareholders divided by the weighted average number of common shares outstanding during the year.
Basic earnings per common share before goodwill charges	Net earnings available to common shareholders before goodwill charges, net of tax, divided by the weighted average number of common shares outstanding during the year.
Book value per common share	Shareholders' equity divided by the number of common shares outstanding at year end.
Capital investment	Fixed asset purchases.
Capital investment per common share	Capital investment divided by the weighted average number of common shares outstanding during the year.
Cash flows from operating activities per common share	Cash flows from operating activities less preferred dividends paid divided by the weighted average number of common shares outstanding during the year.
Cash flows from operating activities to net debt	Cash flows from operating activities divided by net debt.
Control label	A brand and associated trademark that is owned by the Company for use in connection with its own products and services.
Conversion	A store that changes from one Company banner to another Company banner.
Corporate stores sales per average square foot	Sales by corporate stores divided by the average corporate stores square footage at year end.
Diluted net earnings per common share	Net earnings available to common shareholders divided by the weighted average number of common shares outstanding during the year minus the dilutive impact of outstanding stock option grants at year end.
Dividend rate per common share at year end	Dividend per common share declared in the fourth quarter multiplied by four.
EBITDA	Earnings before interest expense, income taxes, depreciation and amortization (see Non-GAAP Financial Measures on page 44).
EBITDA margin	EBITDA divided by sales.
Gross margin	Sales less cost of sales divided by sales.
Interest coverage	Operating income divided by interest expense.
Major expansion	Expansion of a store that results in an increase in square footage that is greater than 25% of the initial square footage of the store.
Market/book ratio at year end	Market price per common share at year end divided by book value per common share at year end.
Minor expansion	Expansion of a store that results in an increase in square footage that is less than or equal to 25% of the initial square footage of the store.
Net debt	Bank indebtedness, commercial paper, long term debt due within one year, long term debt and debt equivalents less cash, cash equivalents and short term investments (see Non-GAAP Financial Measures on page 44).
Net debt to equity	Net debt divided by total shareholders' equity.
Net earnings margin	Net earnings divided by sales.
New store	A newly constructed store, conversion or major expansion.
Operating income	Earnings before interest expense and income taxes.
Operating margin	Operating income divided by sales.
Price/net earnings ratio at year end	Market price per common share at year end divided by basic net earnings per common share for the year.
Renovation	A capital investment in a store resulting in no change to the store square footage.
Return on average total assets	Operating income divided by average total assets excluding cash, cash equivalents and short term investments (see Non-GAAP Financial Measures on page 44).
Return on average shareholders' equity	Net earnings available to common shareholders divided by average total common shareholders' equity.
Same-store sales	Retail sales from the same physical location for stores in operation in that location in both periods being compared but excluding sales from a store that has undergone a conversion or major expansion in the period.
Weighted average common shares outstanding	The number of common shares outstanding determined by relating the portion of time within the year the common shares were outstanding to the total time in that year.
Working capital	Total current assets less total current liabilities.
Year	A fiscal year ends on the Saturday closest to December 31, usually 52 weeks in duration, but includes 53 weeks every 5 to 6 years. The years ended January 3, 2004 and January 3, 1998 each contained 53 weeks.

Community Support

Loblaw Companies Limited endeavours to be an active participant in the various communities which it serves and supports the philanthropic goals of the "IMAGINE" campaign. Acting with its employees, it supports and contributes to local organizations through its various operating divisions, including sponsoring numerous charitable fundraising activities and initiating work experience programs for the physically and developmentally challenged. The following are some examples of our community involvement in 2003:

Special kids. Special charity.

President's Choice Children's Charity helps physically and developmentally challenged children and their families by providing direct financial assistance for the purchase of costly mobility equipment, environmental modifications, physical therapy and more. Removing some of the obstacles that make everyday living difficult helps these children gain back some of their dignity, independence and freedom.

We're proud to make a difference – one child at a time.

President's Choice children's charity
Making difficult lives a little easier.

CALGARY SPRUCE MEADOWS
Supporting the sport of show jumping in the foothills of the Canadian Rockies.

CAMBRIDGE MEMORIAL HOSPITAL FOUNDATION
Supports the hospital in raising funds for medical equipment, infrastructure and its education priorities in order to meet the health care needs of the community.

CAMP TRILLIUM
Offers and promotes recreational experiences to bring children with cancer and their families together to help them in the healing process and enhance their quality of life.

CANADIAN CANCER SOCIETY
Committed to the eradication of cancer and enhancement of the quality of life of people living with cancer.

CHILDREN'S AID FOUNDATION
Committed to protecting children from harm and improving lives of abused and neglected children through education, enrichment and prevention.

FOOD BANKS (ACROSS CANADA)
Support to non-profit organizations that procure, warehouse and distribute food to member social service agencies.

FOOD MARKETING INSTITUTE FOUNDATION
Seeks to ensure continued quality and efficiency in the food system while operating for charitable, educational and scientific purposes.

FOUNDATION OF THE SHERBROOKE UNIVERSITY TEACHING HOSPITAL
Offers highly specialized health care, including the only intensive care unit, neo-natal pediatric unit and cancer centre in the Quebec Eastern townships.

GRAND RIVER HOSPITAL FOUNDATION
Supporting hospital-wide renovations to the Kitchener-Waterloo Health Centre that will affect key areas of service crucial to both in-patients and out-patients alike.

GROCERY INDUSTRY FOUNDATION...TOGETHER (G.I.F.T.)
Provides funding to various Ontario charities dedicated to assisting children facing physical, intellectual or economical challenges.

HEART AND STROKE FOUNDATION OF CANADA
Improving the health of Canadians by preventing and reducing disability and death from heart disease and stroke through research, health promotion and advocacy.

JUVENILE DIABETES RESEARCH FOUNDATION CANADA
Dedicated to finding a cure for juvenile diabetes and its complications through the funding of diabetes research.

MONTREAL HEART INSTITUTE
Provides rehabilitation conditions that best meet patients' needs and contributes to the research and prevention of cardiovascular disease.

OLD PORT OF MONTREAL – MONTREAL SCIENCE CENTRE
Helps visitors acquire an understanding of science and technology and its relevance to our daily lives through interactive exhibits and attractions.

OPERA ONTARIO
Providing operatic experiences and educational programs of artistic excellence to the community it serves.

ST. MICHAEL'S HOSPITAL FOUNDATION
Through its philanthropic activities, assists St. Michael's Hospital in attracting the resources required to fulfill and enhance its mission of providing compassionate care to the community, world-class research and innovative teaching for health care professionals.

UNITED WAY – CENTRAIDE (ACROSS CANADA)
Committed to improving lives and building community by engaging individuals and mobilizing collective action.

YMCA (ACROSS CANADA)
A network of multi-service community centres committed to the development of its members in spirit, mind and body by offering opportunities for personal growth through participation and service to the community.

The W. Garfield Weston Foundation, a private Canadian foundation associated with the Company, is now directing its funds primarily to education and the environment. The Foundation's major current initiatives are focused in the areas of scholarships, in partnership with the Canadian Merit Scholarship Foundation and Children First: School Choice Trust, and land conservation, through the Nature Conservancy of Canada. At the Ontario Science Centre, our foundation has also funded the Weston Family Innovation Centre, an area that will foster a greater understanding of science and technology among Canada's youth.

Imagine A Caring Company

Summary of Corporate Governance Practices

The Company's Board of Directors (the "Board") and management of Loblaw Companies Limited (the "Company") believe that sound corporate governance practices will contribute to the effective management of the Company and its achievement of strategic and operational plans, goals and objectives. The Company's approach to corporate governance is in full compliance with the Guidelines for Corporate Governance adopted by the Toronto Stock Exchange ("TSX").

The Company seeks to attain high standards of corporate governance and believes that it has adopted "best practices" in developing its approach to corporate governance. The Governance, Employee Development, Nominating and Compensation Committee continues to monitor the TSX Guidelines and other changes to applicable laws to ensure that its commitment to exemplary corporate governance practice is maintained. A report with specific reference to each of the TSX Guidelines is contained in the Company's Management Proxy Circular.

BOARD OF DIRECTORS

Independence

The Governance, Employee Development, Nominating and Compensation Committee reviews the factual circumstances and relationships of each director to determine whether he or she is related or unrelated within the meaning of the TSX Guidelines.

A majority of the Board are unrelated and independent. The Board believes this reflects the interest of all shareholders.

Responsibilities and Duties

The Board, directly and through its committees, supervises the management of the business and affairs of the Company with the goal of enhancing long term shareholder value. The Board has adopted a formal mandate and makes major policy decisions, delegates to management the authority and responsibility in day-to-day affairs and reviews management's performance and effectiveness. The Board's expectations of management are communicated directly to management and through committees of the Board.

The Board approves the Company's operating budgets which take into account the opportunities and risks of the business. Members of the Board attend an annual all-day strategy session with management to discuss and review the Company's strategic plans and opportunities. Through the Audit Committee, the Board oversees the Company's risk management framework and ensures the integrity of the Company's internal control and management information systems. Through the Governance, Employee Development, Nominating and Compensation Committee, the Board oversees succession planning and compensation for senior management.

At each Board meeting, the Board meets without management present, to ensure that the Board is able to discharge its responsibilities independently of management. In appropriate circumstances, a director can retain an outside advisor with the approval of the Chairman of the Governance, Employee Development, Nominating and Compensation Committee.

The Board is also responsible for having in place a process that ensures the effectiveness and accountability of the Board as a whole as well as the committees of the Board. Through the Governance, Employee Development, Nominating and Compensation Committee, the Board assesses the performance of directors and the adequacy and form of compensation paid to directors. Each year, the Governance, Employee Development, Nominating and Compensation Committee benchmarks director compensation against that of other major Canadian public companies in order to ensure that the compensation reflects the responsibilities involved in being a director.

The Board requires that management seek directors' review and approval of:
- strategic corporate direction and corporate performance objectives;
- multi-year and annual business, capital and operating plans and budgets;
- material capital expenditures, acquisitions and divestitures, and restructurings; and
- investment outside of the ordinary course of business.

These matters are in addition to those matters which are required by law to receive Board consideration and approval.

The Board regularly receives reports on the operating activities of the Company, as well as timely reports on certain non-operational matters, including insurance, pensions, corporate governance, health and safety and treasury matters.

Code of Business Conduct

The Board has adopted a Code of Business Conduct applicable to all directors, officers and employees. In accordance with the Code of Business Conduct requirements, the Audit Committee receives regular compliance reports.

Committee Structure and Mandates

There are five committees of the Board: Audit Committee, Governance, Employee Development, Nominating and Compensation Committee, Pension and Benefits Committee, Environmental, Health and Safety Committee and Executive Committee. With the exception of the Executive Committee, all of these committees are comprised solely of non-management directors. As well, the Audit Committee is comprised solely of independent directors. The Board believes that the composition of its committees ensures that they operate independently from management such that shareholders' interests are protected. Each of the committees has a formal charter established by the Board which is reviewed annually. The committee memberships of the directors are listed in the Company's Management Proxy Circular.

The following is a brief summary of the committees' responsibilities:

Audit Committee

The Audit Committee, whose members are all financially literate and which includes at least one individual with accounting or related financial experience, is responsible for:
- recommending the appointment of the external auditor;
- reviewing the arrangements for and scope of the audit by the external auditor;
- reviewing the independence of the external auditor;
- considering the adequacy of the systems of internal accounting controls and reviewing any proposed corrective actions;
- reviewing and monitoring the Company's policies relating to ethics and conflicts of interest;
- reviewing the integrity of the Company's management and information systems;
- establishing a procedure for the receipt, retention and follow up of complaints regarding the Company's accounting, internal controls and auditing matters;
- reviewing and monitoring the Company's internal audit function;
- reviewing the proposed risks of the Company's business;
- discussing and reviewing with management and the external auditor the Company's annual and interim consolidated financial statements, key reporting matters and Management's Discussion and Analysis;
- approving the Company's annual and interim consolidated financial statements and Management's Discussion and Analysis; and
- reviewing and approving the audit fees paid to the external auditor, and pre-approval of non-audit related fees to the external auditors.

Governance, Employee Development, Nominating and Compensation Committee

The Governance, Employee Development, Nominating and Compensation Committee is responsible for:
- identifying candidates for membership on the Board;
- assisting in educating directors and assessing their performance on an ongoing basis;
- shaping the Company's approach to corporate governance and recommending to the Board corporate governance principles to be followed by the Company; and
- discharging the Board's responsibilities relating to compensation and succession planning of the Company's senior executives.

Pension and Benefits Committee

The Pension and Benefits Committee is responsible for:
- reviewing the performance of the Company's and its subsidiaries' pension funds;
- reviewing and recommending managers for the fund's portfolio;
- reviewing performance of pooled pension fund managers;
- reviewing and approving the funding assumptions, the funded status of and amendments to the Company's and its subsidiaries' pension plans; and
- receiving reports regarding level, types and costs of employee benefit plans.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is responsible for reviewing and monitoring environmental, health and safety policies, procedures, practices and compliance.

Executive Committee

The Executive Committee possesses all of the powers of the Board except the power to declare common dividends and certain other powers specifically reserved by applicable law to the Board. The Executive Committee acts only when it is not practicable for the full Board to meet.

Disclosure Policy

The Company has adopted a disclosure policy which provides for interaction with analysts, shareholders and the public to ensure compliance with regulatory requirements and disclosure of information on a timely basis to all shareholders.

Corporate Directory

BOARD OF DIRECTORS

W. GALEN WESTON, O.C., B.A., LL.D.[1*]
Chairman, Loblaw Companies Limited; Chairman and President, George Weston Limited; Chairman, Holt, Renfrew & Co., Limited, Brown Thomas Group Limited, Selfridges & Co. Ltd.; President, The W. Garfield Weston Foundation; Director, Associated British Foods plc, Canadian Imperial Bank of Commerce; Member, Advisory Board, Columbia University.

JOHN M. CASSADAY, M.B.A.[2,5]
President, Chief Executive Officer and Director, Corus Entertainment Inc.; Former President and Chief Executive Officer, CTV Television Network; Director, Manulife Financial Corporation, Masonite International Corporation.

CAMILLA H. DALGLISH, B.A.[5]
Director, The W. Garfield Weston Foundation, The Nature Conservancy of Canada; Former President, The Civic Garden Centre.

ROBERT J. DART, B. COMM., F.C.A.
Vice Chairman, Wittington Investments, Limited; Former President, Wittington Investments, Limited; Former Senior Tax Partner, Price Waterhouse Canada; Director, George Weston Limited, Holt, Renfrew & Co., Limited, Brown Thomas Group Limited.

ANTHONY S. FELL, O.C.[2,3*]
Chairman, RBC Capital Markets Inc.; Former Chairman and Chief Executive Officer, RBC Dominion Securities; Former Deputy Chairman, Royal Bank of Canada; Chairman, Munich Reinsurance Group; Director, CAE Inc., BCE Inc.; Chairman of the Board of Trustees, University Health Network.

ANNE L. FRASER, B.SC., LL.D.[5]
Education Consultant, University of Victoria; Associate Governor, Dalhousie University; Associate, Faculties of Management, Education, Engineering, Law and Fine Arts, University of Calgary; Director, George Weston Limited, Neuroscience Canada Foundation, Bamfield Marine Research Centre, Pier 21 Society.

ANTHONY R. GRAHAM[1,3,4]
President and Director, Wittington Investments, Limited; President and Chief Executive Officer, Sumarria Inc.; Former Vice Chairman, National Bank Financial; Chairman and Director, President's Choice Bank, Graymont Ltd.; Director, George Weston Limited, Brown Thomas Group Limited, Holt, Renfrew & Co., Limited, Power Corporation of Canada, Power Financial Corporation, Provigo Inc., Selfridges & Co. Ltd.

JOHN A. LEDERER, B.A.[1]
President, Loblaw Companies Limited; Former Executive Vice President, Loblaw Companies Limited; Director, Food Marketing Institute; Founder, President's Choice Children's Charity.

PIERRE MICHAUD, C.M.[5*]
Chairman, Provigo Inc.; Vice Chairman, Laurentian Bank of Canada; Director, Bombardier Recreational Products Inc., Capital d'Amérique CDPQ, Old Port of Montreal Corporation Inc.; Member, Advisory Board, Mont-Tremblant.

THOMAS C. O'NEILL, F.C.A.[2]
Retired Chairman and former CEO, PricewaterhouseCoopers Consulting; Director, Nexen Inc., BCE Inc., OTPP (Ontario Teachers Pension Plan), St. Michael's Hospital, Dofasco Inc.; Vice Chairman, Board of Governors, Queen's University.

G. JOSEPH REDDINGTON, B.A., J.D.[3]
Chairman and Chief Executive Officer, Breuners Home Furnishings Corp.; Former Chairman and Chief Executive Officer, The Signature Group; Former President and Chief Executive Officer, Sears Canada; Director, Ansett Worldwide.

T. IAIN RONALD, M.B.A., B. LAW., F.C.A.[2*,4*]
Chairman, TransAlta Power Ltd., TransAlta Cogeneration Ltd., BFI Canada Inc.; Former Vice Chairman, Canadian Imperial Bank of Commerce; Director, President's Choice Bank, Holt, Renfrew & Co., Limited, Leon's Furniture Limited, Strongco Inc., Allied Properties REIT.

JOSEPH H. WRIGHT, B.A.[2,3,4]
Managing Partner, Barnagain Capital; Former President and Chief Executive Officer, Swiss Bank Corporation (Canada); Chairman and Trustee, O&Y REIT; Chairman, Hip Interactive; Director, President's Choice Bank, CallNet Enterprises Inc., The Centre for Addiction and Mental Health Foundation; Trustee, Chartwell Senior Housing REIT, BFI Canada Income Fund.

1. *Executive Committee*
2. *Audit Committee*
3. *Governance, Employee Development, Nominating and Compensation Committee*
4. *Pension and Benefits Committee*
5. *Environmental, Health and Safety Committee*

* *Chairman of the Committee*

CORPORATE OFFICERS
(includes age and years of service)

W. GALEN WESTON, O.C. (63 and 32 years)
Chairman of the Board

JOHN A. LEDERER (48 and 27 years)
President

DAVID K. BRAGG (55 and 20 years)
Executive Vice President

DAVID R. JEFFS (46 and 25 years)
Executive Vice President

RICHARD P. MAVRINAC (51 and 21 years)
Executive Vice President

PAUL D. ORMSBY (52 and 21 years)
Executive Vice President

STEPHEN A. SMITH (46 and 18 years)
Executive Vice President

ROBERT A. BALCOM (42 and 10 years)
Senior Vice President, General Counsel

ROY R. CONLIFFE (53 and 22 years)
Senior Vice President, Labour Relations

STEWART E. GREEN (59 and 27 years)
Senior Vice President, Secretary

LOUISE M. LACCHIN (46 and 20 years)
Senior Vice President, Finance

FRANCA SMITH (40 and 15 years)
Senior Vice President, Financial Control

MANNY DIFILIPPO (44 and 12 years)
Vice President, Risk Management and Strategic Initiatives

J. BRADLEY HOLLAND (40 and 10 years)
Vice President, Taxation

MICHAEL N. KIMBER (48 and 19 years)
Vice President, Legal Counsel

KIRK W. MONDESIRE (43 and 18 years)
Vice President, Corporate Systems

LUCY J. PAGLIONE (44 and 20 years)
Vice President, Pension and Benefits

MARK A. RODRIGUES (46 and 17 years)
Vice President, Internal Audit Services

GEORGE D. SESLIJA (48 and 24 years)
Vice President, Real Estate Development

LISA R. SWARTZMAN (33 and 10 years)
Vice President, Treasurer

GEOFFREY H. WILSON (48 and 17 years)
Vice President, Industry and Investor Relations

ANN MARIE YAMAMOTO (43 and 17 years)
Vice President, Systems Audit

JOYCE C. LEE (32 and 7 years)
Controller, Financial Reporting

LAUREL MACKAY-LEE (34 and 4 years)
Controller, Planning and Analysis

IRENE PINHEIRO (36 and 11 years)
Controller

MARIAN M. BURROWS (49 and 25 years)
Assistant Secretary

WALTER H. KRAUS (41 and 15 years)
Director, Environmental Affairs

PATRICK MACDONELL (34 and 8 years)
Assistant Treasurer

Shareholder and Corporate Information

EXECUTIVE OFFICE
Loblaw Companies Limited
22 St. Clair Avenue East
Toronto, Canada
M4T 2S7
Tel: (416) 922-8500
Fax: (416) 922-7791
Internet: www.loblaw.com

STOCK EXCHANGE LISTING AND SYMBOL
The Company's common shares are listed on the Toronto Stock Exchange and trade under the symbol "L".

COMMON SHARES
63% of the Company's common shares are owned beneficially by W. Galen Weston and George Weston Limited.

At year end 2003 there were 274,829,014 common shares outstanding, 4,575 registered common shareholders and 101,284,379 common shares available for public trading.

The average daily trading volume of the Company's common shares for 2003 was 205,403.

COMMON DIVIDEND POLICY
It is the Company's policy to maintain a dividend payment equal to approximately 20% to 25% of the prior year's normalized basic net earnings per common share.

COMMON DIVIDEND DATES
The declaration and payment of quarterly dividends are made subject to approval by the Board of Directors. The anticipated record and payment dates for 2004 are:

Record Date	Payment Date
March 15	April 1
June 15	July 1
Sept. 15	Oct. 1
Dec. 15	Dec. 30

NORMAL COURSE ISSUER BID
The Company has a Normal Course Issuer Bid on the Toronto Stock Exchange.

VALUE OF COMMON SHARES
For capital gains purposes, the valuation day (December 22, 1971) cost base for the Company is $0.958 per common share. The value on February 22, 1994 was $7.67 per common share.

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
100 University Avenue
Toronto, Canada
M5J 2Y1
Tel: (416) 263-9200
Toll free: 1-800-663-9097
Fax: (416) 263-9394
Toll free fax: 1-888-453-0330

To change your address, eliminate multiple mailings, or for other shareholder account inquiries, please contact Computershare Trust Company of Canada.

INDEPENDENT AUDITORS
KPMG LLP
Chartered Accountants
Toronto, Canada

ANNUAL MEETING
Loblaw Companies Limited Annual Meeting of Shareholders will be held on Wednesday, May 5, 2004 at 11:00 a.m. at the Metro Toronto Convention Centre, Constitution Hall, Toronto, Canada.

TRADEMARKS
Loblaw Companies Limited and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw Companies Limited or the licensor and where used in this report are in italics.

INVESTOR RELATIONS
Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Vice President, Industry and Investor Relations at the Company's Executive Office or by E-mail at investor@weston.ca

Additional financial information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank.

Ce rapport est disponible en français.

This report is printed in Canada on acid-free recycled paper.

Loblaw

COMPANIES LIMITED

Loblaw Companies Limited
22 St. Clair Avenue East
Toronto, Canada
M4T 2S7
Tel: (416) 922-8500
Fax: (416) 922-7791
www.loblaw.com

Loblaw Companies Limited

April 2004

Dear Shareholder,

It is my pleasure to invite you to our Annual Meeting of Shareholders which will be held on Wednesday May 5, 2004, at 11:00 a.m. (local time) in Constitution Hall, Room 105 Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario to meet the Board of Directors and senior management. The Notice of Annual Meeting and related material are enclosed.

We have had another strong year and I remain very positive about the progress and direction of our business in all areas of operation and look forward to a solid performance in 2004.

Yours very truly,

W. Galen Weston

W. Galen Weston
Chairman

Loblaw Companies Limited

Notice of Annual Meeting of Shareholders to be held May 5, 2004

TO OUR SHAREHOLDERS: The 2004 Annual Meeting of Shareholders of Loblaw Companies Limited will be held on Wednesday, May 5, 2004, at 11:00 a.m. (local time) in Constitution Hall, Room 105 Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, for the following purposes:

1. To receive the consolidated financial statements of the Corporation for the financial year ended January 3, 2004, and the report of the auditor thereon;

2. To elect directors;

3. To re-appoint the auditor;

4. To consider the shareholder proposal set out in Schedule C to the accompanying Management Proxy Circular; and

5. To transact such other business as may properly be brought before the Annual Meeting or any adjournment thereof.

A Management Proxy Circular and form of proxy accompany this Notice of Annual Meeting.

Dated at Toronto, Ontario this 22nd day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

Stewart E. Green
Senior Vice President and Secretary

Please Note:

Shareholders are entitled to vote at the Annual Meeting either in person or by proxy. Any shareholder who is unable to attend the Annual Meeting in person is requested to complete, date, sign and return the enclosed form of proxy in the envelope provided for that purpose to the Corporation's transfer agent, Computershare Trust Company of Canada.

To attend the Annual Meeting, all shareholders and guests should have picture I.D. and require an admittance card, which will be given out at the time of registration with the transfer agent in order to gain access to the Annual Meeting. Security measures will be in force. No cameras, parcels, knapsacks or bags will be allowed into the meeting.

INDEX

Loblaw Companies Limited

Management Proxy Circular

Solicitation of Proxies

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by the management of LOBLAW COMPANIES LIMITED (the "Corporation") of proxies to be used at the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held on Wednesday, May 5, 2004, at 11:00 a.m. (local time) in Constitution Hall, Room 105 Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, M5V 2W6 or any adjournment thereof. The cost of such solicitation will be borne by the Corporation.

At the Meeting, shareholders will act upon the matters outlined in the Notice of Annual Meeting accompanying this Circular including the election of directors, the re-appointment of the auditor and the shareholder proposal attached as Schedule C. In addition, the Corporation's management will report on the performance of the Corporation and respond to questions from shareholders.

Revocation of Proxies

A registered shareholder of common shares of the Corporation ("Common Shares") who has given a proxy may revoke the proxy by an instrument in writing executed by him/her or by his/her attorney authorized in writing or, if the shareholder is a corporation, by its duly authorized officer(s) or attorney authorized in writing, and deposited either at the registered office of the Corporation, Suite 1500, 22 St. Clair Avenue East, Toronto, Ontario, M4T 2S8, or at the offices of the Corporation's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 (the "Transfer Agent"), at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Secretary of the Meeting on the day of the Meeting or adjournment thereof prior to the commencement of the Meeting.

A Non-registered Shareholder (as defined below) may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least 7 days prior to the Meeting.

Non-Registered Shareholders

If Common Shares of the Corporation are not registered in the name of the shareholder ("Non-registered Shareholder"), they will be held in the name of a "nominee", which is usually a trust company, securities broker or other financial institution. The nominee is required to seek the instructions from the Non-registered Shareholder as to how to vote such Common Shares. For that reason, Non-registered Shareholders should have received this Circular from their respective nominees, together with a voting instruction form. Each nominee has its own signing and return instructions, which Non-registered Shareholders should follow carefully to ensure their Common Shares will be voted in accordance with their instructions.

Since the Corporation does not have access to the names of its Non-registered Shareholders, if a Non-registered Shareholder wishes to attend the Meeting, the Corporation will have no record of the Non-registered Shareholder's shareholdings or of their entitlement to vote, unless the nominee has appointed the Non-registered Shareholder as proxyholder. Therefore, if a Non-registered Shareholder wishes to attend and vote in person at the Meeting, a Non-registered Shareholder's name should be placed in the space provided on the voting instruction form sent by respective nominees. By doing so, a Non-registered Shareholder is instructing the nominee to appoint such Non-registered Shareholder as proxyholder. Non-registered Shareholders should sign and follow the return instructions provided by individual nominees. Non-registered Shareholders who will be voting at the Meeting need not complete the voting instruction portion of the form.

Non-registered Shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Voting and Exercise of Discretion by Proxyholder

The Common Shares represented by properly executed and returned proxies in favour of the persons designated in the printed portion of the enclosed form of proxy will be voted or not voted on any ballot that may be called for with respect to any matter referred to therein in accordance with the instructions made in the proxy. **In the absence of such instructions, such Common Shares will be voted for the election of the directors, for the re-appointment of the auditor and against the shareholder proposal attached as Schedule C.**

The proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice of Annual Meeting and with respect to any other matters which may properly come before the Meeting. **The Common Shares represented by proxies in favour of management nominees will be voted with respect to any such matter in the manner directed by management.** The management of the Corporation is not aware of any amendments or variations or other matters to come before the Meeting.

Record Date for Voting

Holders of Common Shares as at the close of business April 2, 2004 are entitled to one vote at the Meeting for each Common Share shown as registered in such holder's name on such date.

Voting Securities

The Corporation currently has 274,696,614 Common Shares issued and outstanding.

Controlling Shareholder

Mr. W. Galen Weston and George Weston Limited, beneficially own directly or indirectly through Weston Food Distribution Inc. and Weston Holdings Limited 173,544,635 Common Shares or 63.17% of the outstanding Common Shares. Mr. W. Galen Weston beneficially owns or controls, through Wittington Investments, Limited and affiliated companies, 80,691,887 or 62.62% of the outstanding common shares of George Weston Limited.

Votes Required for Approval

A majority of votes cast, in person or by proxy, is required to approve each of the items specified in the Notice of Annual Meeting which accompanies this Circular.

Voting Confidentiality

In order to preserve the confidentiality of individual shareholder votes, proxies are counted and tabulated by the Transfer Agent. This function is performed independently of the Corporation. Proxies are only referred to the Corporation in cases where a shareholder clearly intends to communicate an individual position to management or when it is necessary to do so to meet the requirements of applicable law.

Election of Directors

On March 9, 2004, the Board of Directors, in accordance with the by-laws of the Corporation, determined that the number of directors to be elected at the Meeting would be 13. It is proposed that the persons named below be nominated for election as directors of the Corporation. Management does not believe that any of the nominees will be unable to serve as a director, but if that occurs for any reason prior to the Meeting, **the persons named in the enclosed form of proxy may vote for another nominee at their discretion.** Each director will hold office until the next annual meeting or until the director resigns or a successor is elected or appointed.

The table below provides information with respect to each of the nominees, including the number of Common Shares beneficially owned by them or over which they exercise control or direction and the number of deferred share units of the Corporation held by them on March 9, 2004. Biographies and current committee responsibilities of these nominees are attached as Schedule A. The independence and relatedness of directors is discussed under Statement of Corporate Governance Practices.

Information as to Proposed Nominees for Election as Directors

	Age	Director Since	Common Shares	Deferred Share Units	Securities of George Weston Limited
John M. Cassaday, Toronto, Ontario President and Chief Executive Officer of Corus Entertainment Inc. (media and production company)	50	1999	5,865	3,199	–
Camilla H. Dalglish, Toronto, Ontario Corporate Director	66	1991	800	2,847	310,560[i] 20,000[ii] 40,000[iii]
Robert J. Dart, Toronto, Ontario Vice Chairman of Wittington Investments, Limited (an affiliate of the Corporation and investment company)	65	1994	5,000	–	35,000[i] 2,000[ii] 4,000[iii]
Anthony S. Fell, Toronto, Ontario Chairman of RBC Capital Markets Inc. (investment and financial company)	65	2001	20,000	2,335	–
Anne L. Fraser, Calgary, Alberta Corporate Director	63	2000	500	926	1,500[i] 500[ii] 1,065[iv]
Anthony R. Graham, Toronto, Ontario President of Wittington Investments, Limited (an affiliate of the Corporation and investment company)	47	1999	10,000	2,810	10,000[i] 1,653[iv]
John A. Lederer, Toronto, Ontario President of the Corporation	48	2002	50,000	–	–
Pierre Michaud, Montreal, Quebec Chairman of Provigo Inc. (a subsidiary of the Corporation)	60	1999	85,284	–	–
Thomas C. O'Neill, Toronto, Ontario Corporate Director, retired Chairman, PricewaterhouseCoopers Consulting (accounting and consulting firm)	58	2003	2,000	397	500[i]
G. Joseph Reddington, Lititz, Pennsylvania Chairman and Chief Executive Officer of Breuners Home Furnishings Corporation (retail furniture company)	62	1994	3,000	2,817	–

	Age	Director Since	Common Shares	Deferred Share Units	Securities of George Weston Limited
T. Iain Ronald, Toronto, Ontario Corporate Director	71	1992	6,000	2,679	–
W. Galen Weston, Toronto, Ontario Chairman of the Corporation	63	1972	173,544,635	–	80,691,887[i]
Joseph H. Wright, Toronto, Ontario Managing Partner of Barnagain Capital (investment company)	61	1996	7,086	3,482	–

i Common Shares of George Weston Limited
ii Preferred Shares Series I of George Weston Limited
iii Preferred Shares Series II of George Weston Limited
iv Deferred Share Units of George Weston Limited

Re-Appointment of Auditor

It is proposed that KPMG LLP Chartered Accountants be re-appointed as auditor of the Corporation to hold office until the next annual meeting of shareholders in 2005. KPMG LLP have served as auditor of the Corporation for more than 10 years.

For the years 2003 and 2002, KPMG LLP and its affiliates received fees as detailed below:

	2003	2002
		($thousands)
KPMG LLP		
Audit Services	1,166	1,200
Audit-related services	400	264
Tax Related Services	327	384
Other Services	455*	73
Total Fees	2,348	1,921

*$425 relates to planning and documentation assistance in connection with a review of the Corporation's internal financial controls and procedures.

Shareholder Proposal

Set out in Schedule C to this Circular is a shareholder proposal that has been submitted for consideration at the Meeting and the response of management and the Board of Directors. The proposal would require a simple majority of the votes cast at the Meeting in order to be approved.

The *Canada Business Corporations Act* permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders to be held in 2005 is December 21, 2004.

Executive Compensation

The following table sets forth compensation paid by the Corporation and its subsidiaries to the persons who were at the end of 2003 the five most highly compensated policy making executive officers including the Chief Executive Officer and Chief Financial Officer of the Corporation and its principal subsidiaries as required by applicable legislation (collectively the "Named Executive Officers") for services rendered in all capacities to the Corporation or a subsidiary for the years 2003, 2002 and 2001.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation		
					Awards	Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)[1]	Long-Term Incentive Plan Payouts ($)	All Other Compensation ($)
W. Galen Weston	2003	800,000	500,000	–	149,254	–	–
Chairman of the Corporation	2002	800,000	500,000	–	–	–	–
	2001	1,200,000	500,000	–	41,240	–	–
John A. Lederer	2003	1,200,000	851,750	–	149,254	–	–
President of the Corporation	2002	1,200,000	781,500	–	–	–	–
	2001	1,200,000	630,732	–	164,950	–	–
David K. Bragg	2003	375,000	277,624	–	41,978	–	–
President, Loblaw Properties	2002	330,000	242,499	–	–	–	–
Limited	2001	330,000	263,696	–	–	–	–
David R. Jeffs	2003	700,000	509,966	–	52,239	–	–
President, Westfair Foods Ltd.	2002	600,000	393,999	–	–	–	–
	2001	583,333	329,767	–	100,000	–	–
Richard P. Mavrinac	2003	500,000	284,916	–	46,642	–	–
Executive Vice President	2002	275,000	233,750	–	–	–	–
of the Corporation	2001	275,000	201,575	–	–	–	–

(1) Common Shares of the Corporation

Option/SAR Grants During the Most Recently Completed Financial Year (2003)

Under its Stock Option Plan ("Option Plan"), the Corporation grants options to buy Common Shares or receive stock appreciation rights attaching to option grants that are valued based on the fair market value of the Common Shares at the close of business on the day before the grant. Stock options have a 7-year term, are exercisable at the market price of the Common Shares on the date prior to the grant, and vest 20% on each of the first, second, third, fourth and fifth anniversaries of the date of the grant. Messrs. John A. Lederer, Richard P. Mavrinac and W. Galen Weston also participate in the George Weston Limited Option Plan, details of which are outlined in the George Weston Limited Management Proxy Circular.

The following table sets forth grants of options of the Corporation made during 2003 to Named Executive Officers:

Name	Securities Under Options/SARs Granted (#)[1]	% of Total Options/SARs Granted to Employees on January 15, 2003	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
W. Galen Weston	149,254	6.3%	53.60	53.60	January 15, 2010
John A. Lederer	149,254	6.3%	53.60	53.60	January 15, 2010
David K. Bragg	41,978	1.77%	53.60	53.60	January 15, 2010
David R. Jeffs	52,239	2.21%	53.60	53.60	January 15, 2010
Richard P. Mavrinac	46,642	1.97%	53.60	53.60	January 15, 2010

(1) Common Shares of the Corporation

The following table sets forth, where applicable, options on Common Shares exercised during 2003 and unexercised options at January 3, 2004 for each of the Named Executive Officers:

Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

Name	Securities/ SAR's Acquired on Exercise #[1]	Aggregate Value Realized $[1][2]	Unexercised Options at Financial Year End (#) Exercisable/Unexercisable		Date Option/ SAR Granted	Value of Unexercised in the Money Options/SARs at Financial Year End $ Exercisable/Unexercisable	
W. Galen Weston			37,500	75,000	Jan. 11/00	1,344,375	2,688,750
			16,496	24,744	Jan. 08/01	319,197	478,796
			–	149,254	Jan. 15/03	–	2,126,869
John A. Lederer	12,632	488,631	–	–	Jan. 03/97	–	–
	17,368	493,806	70,064	–	Jan. 30/98	3,037,274	–
			11,236	2,809	Jan. 13/99	362,361	90,590
			112,500	75,000	Jan. 11/00	4,033,125	2,688,750
			65,980	98,970	Jan. 08/01	1,276,713	1,915,069
			–	149,254	Jan. 15/03	–	2,126,869
David K. Bragg	2,000	79,018	–	–	Jan. 30/98	–	–
			2,808	1,404	Jan. 13/99	90,558	45,279
			13,130	26,260	Jan. 11/00	470,710	941,421
			–	41,978	Jan. 15/03	–	598,186
David R. Jeffs	26,315	1,250,015	–	–	Jan. 03/97	–	–
			15,000	–	Jan. 30/98	650,250	–
			5,616	1,404	Jan. 13/99	181,116	45,279
			59,070	39,380	Jan. 11/00	2,117,659	1,411,773
			40,000	60,000	Oct. 19/01	752,000	1,128,000
			–	52,239	Jan. 15/03	–	744,405
Richard P. Mavrinac	2,000	75,844	–	–	Jan. 30/98	–	–
	1,404	37,658	–	1,404	Jan. 13/99	–	45,279
	7,520	228,773	–	15,040	Jan. 11/00	–	539,184
			–	46,642	Jan. 15/03	–	664,648

(1) Common Shares of the Corporation

(2) Pretax value accrued since date option granted to date of exercise.

Pension Plan and Long Service Executive Arrangements

The following table illustrates the estimated annual benefit payable at normal retirement age for all senior executives participating in the Corporation's Designated Executive Pension Plan (the "Plan"). The annual benefit does not include bridge benefits for the Canada Pension Plan and Old Age Security. In calculating the annual benefit, the pension formula incorporates the senior executive's average annual base salary and years of service.

Pension Plan Table

Annual Base Salary	Years of Service				
$(000's)	15	20	25	30	35
75	22,500	30,000	37,500	45,000	52,500
100	25,833	34,444	43,055	51,666	60,277
125 and above	25,833	34,444	43,055	51,666	60,277

In addition, senior executives of the Corporation are entitled to receive an annual retirement allowance under a Supplementary Employee Retirement Plan ("SERP") up to a maximum of 50% of final salary to a maximum of $100,000, inclusive of any and all pensions payable from all Corporation sources. Pursuant to the SERP, each of John A. Lederer, David K. Bragg, David R. Jeffs and Richard P. Mavrinac, will be entitled to receive an annual retirement allowance at his normal retirement date. The retirement allowance is based on length of service at the rate of 2% per year, to a maximum of 50% of his best three years' average base salary as defined in the Plan. Pursuant to their contracts, Messrs. John A. Lederer and Richard P. Mavrinac are entitled to an aggregate annual retirement allowance at age 60 of $500,000 and $250,000 respectively, depending on length of service. These payments are inclusive of whatever annual amount is payable from the Plan, the SERP and/or any pension plan of an affiliate. The Plan rules otherwise applicable to the Plan apply to this annual retirement allowance.

The estimated total credited years of service at normal retirement date for each Named Executive Officer is as follows: John A. Lederer (34.2); David K. Bragg (25.6); David R. Jeffs (38.9) and Richard P. Mavrinac (30.4). W. Galen Weston (27.8) participates in the George Weston Limited Designated Executive Pension Plan which has the same attributes as the Plan.

Employment and Retirement Arrangements

Mr. Lederer was appointed President of the Corporation on January 1, 2001 and entered into an employment contract with the Corporation which, among other things, fixed Mr. Lederer's annual base salary at $1.2 million for 3 years and entitled him to a bonus of up to $1 million per annum upon achieving certain objectives and an initial grant of options on 164,950 Common Shares, which were granted at market price on January 8, 2001. Effective January 1, 2004 and in accordance with his contract, Mr. Lederer's base salary was reviewed by the Governance, Employee Development, Nominating and Compensation Committee and increased to $1.35 million annually for a 3 year period and his bonus was increased to a maximum of 100% of salary based on Economic Value Added ("EVA") consistent with all senior executives and up to an additional maximum of $250,000 at the discretion of the Governance, Employee Development, Nominating and Compensation Committee. Upon ceasing to be employed by the Corporation, Mr. Lederer may be entitled to a payment of a maximum of $10 million, subject to certain non-competition covenants.

Mr. Mavrinac entered into a 5-year contract with the Corporation and its parent, effective January 1, 2003, which fixes his base salary at $500,000 for 2 years and entitles him to a bonus of up to a maximum of

100% of base salary based on EVA. On ceasing to be employed by the Corporation, Mr. Mavrinac may be entitled to a maximum payment of up to $5 million subject to certain non-competition covenants.

Report on Executive Compensation

The responsibilities of the Governance, Employee Development, Nominating and Compensation Committee (the "Governance Committee") are summarized under "Statement of Corporate Governance Practices" on page 12. Among other matters, the Governance Committee is responsible for reviewing, approving overall compensation policies and reviewing, approving and recommending compensation for senior officers of the Corporation and its operating divisions, including those Named Executive Officers listed in the Summary Compensation Table on page 5.

As of March 9, 2004, the members of the Governance Committee were Anthony S. Fell (Chairman), Anthony R. Graham, G. Joseph Reddington and Joseph H. Wright, all of whom are independent, within the meaning of the recommended best practices published in draft for public comment by the Canadian securities regulators in January, 2004, except for Mr. Graham who is not independent solely because he is an executive officer of Wittington Investments, Limited.

Compensation Philosophy

The Corporation's compensation arrangements for its senior officers are intended to attract, retain and motivate individuals who can effectively contribute to the long-term success and objectives of the Corporation. Senior officers receive compensation based on their level of individual responsibility and experience, the market value of the job they perform and the success of the Corporation in meeting its objectives and creating shareholder value.

The Corporation seeks to position total compensation for its senior officers, including base salary, annual cash incentives and equity incentives, at the first quartile (75th percentile) of that paid by companies in the comparator group described below, for positions with equivalent responsibilities and scope.

Comparator Group

In determining compensation for senior officers, including the Named Executive Officers, the Corporation considers the compensation practices of a comparator group of similarly-sized Canadian and U.S. companies in the food distribution and retail industries. In determining compensation for the Named Executive Officers, the Governance Committee also considers publicly-disclosed executive compensation information of various Canadian public companies whose revenues, profitability and market capitalization are comparable to those of the Corporation.

On a regular basis, the Governance Committee retains external compensation consultants to analyze total compensation paid by the Corporation and its form to ensure that such compensation is competitive with that paid by companies in the comparator group described above and is effective in achieving the objectives established by the Corporation.

Components of Total Compensation

The aggregate compensation of senior officers of the Corporation, including the Named Executive Officers, consists of four components: base salary, annual cash incentives, equity incentives and retirement plans. The Corporation aims to ensure that each senior officer's compensation is an appropriate balance of salary and short term and long term incentive components.

(i) Base Salary

The Governance Committee reviews base salaries for senior officers, including the Named Executive Officers, on a two or three-year basis. Base salaries are set with reference to the criteria and competitive benchmarks set forth above. The Corporation's compensation philosophy with respect to base salaries is to maintain levels at approximately the market median (50th percentile) and to place more upside opportunities on the discretionary incentives. Accordingly, although base salaries are reviewed on a regular multi-year basis, they are relatively de-emphasized and are increased infrequently except in the case of a change of responsibility or promotion.

(ii) Annual Cash Incentives

The senior officers participate in a bonus plan based on EVA principles which is applicable to 152 senior executives and is based on operating income performance and the cost of capital to achieve operating income results as determined by the Corporation. EVA, for purposes of the bonus plan, is a performance measure of the economic value generated by the assets employed by the Corporation. The determination of EVA evaluates the return generated by the operating performance of the Corporation over the cost of capital, for both debt and equity, employed to generate operating income. As a result of the bonus plan, a significant portion of each senior officer's annual compensation is linked to the EVA generated by the business. The EVA bonus plan more closely aligns the bonus aspect of the senior officers' compensation with long-term shareholder objectives of producing sustainable long-term returns above the cost of capital. By measuring the economic value added over operating costs and the cost of capital, EVA measures the combined productivity of all factors of production which focuses both on operating income generation and the efficient management of assets.

The EVA bonus earned in any year is paid out over a 3-year period, one-third in each subsequent year, commencing with the immediate following year after it is earned. As a result of the payout mechanism, subsequent years' EVA bonus earned can either increase or decrease the amount of the EVA received by the senior officers and therefore ensures that long-term performance is not sacrificed by decisions to enhance profitability for the short term.

(iii) Equity Incentives

Senior officers participate in the Corporation's Option Plan. Allocations under the Option Plan are intended to provide strong incentives for superior long-term future performance. The Option Plan links compensation to shareholders' interests because the value of the awards is directly related to the Corporation's future stock price.

The Corporation's Option Plan has two objectives:

- to give each option holder an interest in preserving and maximizing shareholder value over the long term; and
- to enable the Corporation to attract and retain individuals with experience and ability and reward individuals for long-term performance and expected future performance.

Options are granted to senior officers based upon a multiple of base salary reflecting their position, length of service and responsibility. For the fiscal year ending January 3, 2004, the multiple ranged from 10 times salary at the most senior levels to 1 times salary at the division operating level. Options are not granted every year and are reviewed by the Governance Committee as part of its regular review.

Under the Option Plan, individuals can elect to take up Common Shares or the share appreciation value in accordance with the terms of the Option Plan. Options are awarded as part of total compensation without reference to outstanding option grants held by a particular officer although total unvested option entitlements are reviewed at the time of option grants to ensure that the Corporation is within its target of no more than 5% of outstanding Common Shares being subject to options at any time. The Governance Committee examines stock options granted by companies in the comparator group described above to ensure that such option grants to the Corporation's senior officers are competitive. To hold stock options, an individual must be an officer or employee of the Corporation, or of a subsidiary or affiliate of the Corporation.

The maximum number of Common Shares issuable under the Option Plan at any time without first obtaining shareholder approval cannot exceed 20,405,991. As indicated above, the Corporation has a target of a maximum of 5% of outstanding Common Shares at any time.

On January 15, 2003, options on 2,367,746 Common Shares were granted at market price to 196 employees of the Corporation. On October 15, 2003, options on 20,000 Common Shares were granted at market price to one employee of the Corporation.

Stock option grants of the Corporation as at March 9, 2004 had total unexercised options outstanding of 5,104,434 Common Shares or 1.9% of issued and outstanding Common Shares.

To encourage stock ownership by senior officers of the Corporation and its operating divisions, the Corporation has share ownership guidelines for senior executives that require a minimum level of ownership of shares of the Corporation and its affiliate set as a percentage of salary to be achieved over a 5-year period. Requirements are generally at the following aggregate levels: president – 5 times base salary, executive vice presidents – 3 times base salary and senior vice presidents – 2 times base salary. The Named Executive Officers are in compliance with these guidelines.

(iv) Retirement Plans

Senior officers participate in the Corporation's Designated Executive Pension Plan. In addition, senior executives of the Corporation, including the Named Executive Officers, are entitled to a Supplementary Employee Retirement Plan. Information on these plans can be found under "Pension Plan and Long Service Executive Arrangements" on page 7.

The Chairman's and the President's Compensation

The Chairman's and the President's compensation are considered and determined by the Governance Committee. Neither the Chairman nor the President participates in the Governance Committee's or the Board's decisions or votes relating to his compensation.

The aggregate compensation of each of the Chairman and the President consists of four components: base salary, annual cash incentives, equity incentives and retirement plan. The Governance Committee aims to ensure that the compensation is generally balanced among these four components.

Mr. Lederer's base salary was $1,200,000 in 2003 as per his contract. He received an annual bonus award of $851,750 for 2003, based on the financial performance of the Corporation, including the achievement of the EVA bonus. Effective January 1, 2004 and in accordance with his contract, Mr. Lederer's base salary was increased to $1.35 million annually for a 3 year period and his bonus was increased to a maximum of 100% of salary. See Employment and Retirement Arrangements on page 7 for further details.

Mr. Weston's salary and bonus were reviewed by the Governance Committee in 2003 to reflect his continuing involvement and contribution to the management of the Corporation in addition to acting as Chairman. Mr. Weston's base salary was $800,000 in 2003. He received a bonus of $500,000 based on the financial results and EVA attained by the Corporation.

In establishing the Chairman and the President's salaries, the Governance Committee considers the publicly-disclosed compensation of chief executive officers of companies whose revenues, profitability and market capitalization are comparable to those of the Corporation as well as a comparative group of similar sized Canadian and U.S. retail companies. In establishing their other compensation entitlements, the Governance Committee considers the EVA bonus provided to senior officers based on the achievement of the Corporation's financial targets and budget approved by the Board. In addition, the Governance Committee considers their contribution to the Corporation in terms of leadership in the management of the Corporation and its subsidiaries, increases in shareholder value, the effective development and growth of the Corporation and the development of new growth opportunities for the Corporation and its subsidiaries.

This report on executive compensation is presented by the Governance, Employee Development, Nominating and Compensation Committee of the Board of Directors.

Anthony S. Fell (Chairman), Anthony R. Graham, G. Joseph Reddington and Joseph H. Wright.

Governance, Employee Development, Nominating and Compensation Committee Interlock

During the last year, no executive officer of the Corporation served as (i) a member of the governance committee (or other committee of the board performing equivalent functions, or in the absence of any such committee, the entire board) of another entity, one of whose executive officers served on the Governance Committee of the Corporation; (ii) a director of another entity, one of whose executive officers served on the Governance Committee of the Corporation; or (iii) a member of the governance committee (or other committee of the board of directors performing equivalent functions or in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Corporation.

Compensation of Directors

Effective January 1, 2003, annual director retainer and fees were (i) $35,000 annual retainer; (ii) $4,000 for each non-audit committee member; (iii) $3,000 for non audit committee chairman; (iv) $5,000 for audit committee member (v) $10,000 for audit committee chairman and (vi) $1,500 for each Board and committee meeting attended.

Effective October 1, 2003, the annual retainer and fees were increased to; (i) $50,000 annual retainer; (ii) $4,000 per annum for each non-audit committee member; (iii) $3,000 per annum for non-audit committee chairman; (iv) $5,000 per annum for audit committee member; (v) $10,000 per annum for audit committee chairman and (vi) $2,000 for each Board and committee meeting attended and for specific meeting requests of a half day or more. Joseph Wright and Iain Ronald each received $20,000 in director fees in 2003 from President's Choice Bank.

In order to align the interests of directors with those of shareholders, directors can elect annually to take all or a portion of their annual retainer(s) and fees in the form of deferred share units. If a director elects to receive deferred share units, units each representing the value of the Common Shares are credited to the director's account each quarter based on the market value of a Common Share. Deferred share units are paid to the director following termination of Board service. Payment will be made in Common Shares, based on the market value of the Common Shares on the date of payment.

The Board has approved share ownership guidelines for the directors equal to a target shareholding of $250,000. Directors are required to take their annual retainers and fees or a portion thereof, in deferred share units until they reach this threshold. All directors are in compliance with these guidelines.

Statement of Corporate Governance Practices

The Corporation's Board of Directors and management believe that sound corporate governance practices will contribute to the effective management of the Corporation and its achievement of strategic and operational plans, goals and objectives. The Corporation seeks to attain high standards of corporate governance and believes that it has adopted "best practices" in developing its approach to corporate governance.

The Corporation's approach to corporate governance is in full compliance with the Guidelines for Corporate Governance adopted by the TSX in 1995 (the "TSX Guidelines"). A report with specific reference to each of the TSX Guidelines is attached as Schedule B. In addition, the Governance Committee has been reviewing its approach to corporate governance in light of the recommended "best practices" (the "Proposals") published in draft form for public comment by the Canadian securities regulators in January, 2004 and believes its practices are in compliance with these Proposals. Once the Proposals are adopted in final form, the Governance Committee will reassess its corporate governance practices and implement any changes necessary so that the Corporation's commitment to exemplary corporate governance practice is maintained.

Director Independence

The Governance Committee reviews the factual circumstances and relationships of each director nominee to determine whether he or she is related or unrelated within the meaning of the TSX Guidelines and is independent within the meaning of the Proposals. The Governance Committee have concluded that there are 7 unrelated and independent director nominees on the Board. The following directors are independent: John M. Cassaday, Anthony S. Fell, Anne L. Fraser, Thomas C. O'Neill, G. Joseph Reddington, T. Iain Ronald and Joseph H. Wright.

These 7 directors do not have any direct relationship with George Weston Limited or W. Galen Weston, the direct and indirect significant shareholders of the Corporation and therefore are considered independent.

Accordingly, the Board is comprised of a majority of directors who are unrelated and independent. The Governance Committee believes this reflects the interests of all shareholders.

The Board, not management, is responsible for recommending director nominees for election by the shareholders so that the Board is continually renewed with directors who are independent.

The Corporation is controlled by W. Galen Weston, who owns or controls approximately 63% of the total outstanding Common Shares of the Corporation and is a "significant shareholder" within the meaning of the TSX Guidelines. Mr. Weston has a significant common interest with other shareholders with respect to value creation, the well being of the Corporation, and the performance of its publicly listed securities. In addition, Messrs. Dart and Graham are executive officers of Wittington Investments, Limited and Mrs. Dalglish is a relative of Mr. Weston and they are therefore not considered independent. Messrs. Michaud and Lederer assist or are associated with or are part of management and are therefore each a related director (See Schedule B).

Board Responsibilities and Duties

The Board, directly and through its committees, supervises the management of the business and affairs of the Corporation with the goal of enhancing long-term shareholder value. The Board has adopted a formal mandate (available on the Corporation's website) and makes major policy decisions, delegates to management the authority and responsibility in day-to-day affairs and reviews management's performance and effectiveness. The Board's expectations of management are communicated directly to management and through committees of the Board.

The Board approves the Corporation's operating budgets which take into account the opportunities and risks of the business. Members of the Board attend an annual all-day strategy session with management to discuss and review the Corporation's strategic plans and opportunities. Through the Audit Committee, the Board oversees the Corporation's risk management framework and assesses the integrity of the Corporation's internal control over financial reporting and management information systems. Through the Governance Committee, the Board oversees succession planning and compensation for senior management as well as board nominees.

At each Board meeting, the Board meets without management present, to ensure that the Board is able to discharge its responsibilities independently of management. Individual directors may, with the approval of the Chairman of the Governance Committee (Lead Director), retain an outside advisor at the expense of the Corporation.

The Board is also responsible for having in place a process to ensure the effectiveness and accountability of the Board as a whole as well as the committees of the Board. Through the Governance Committee, the Board assesses its performance and the adequacy and form of compensation paid to directors. Each year, the Governance Committee benchmarks directors' compensation against compensation paid by major Canadian public companies in order to ensure that their compensation reflects the responsibilities involved in being a director.

The Board requires that management seek directors' review and approval of:

- strategic corporate direction and corporate performance objectives;
- multi-year and annual business, capital and operating plans and budgets;
- material capital expenditures, acquisitions and divestitures, and restructurings; and
- investment outside of the ordinary course of business.

These matters are in addition to those matters which are required by law to receive Board consideration and approval.

The Board regularly receives reports on the operating results of the Corporation, as well as timely reports on certain non-operational matters, including insurance, pensions, corporate governance, health and safety and treasury matters.

The Chairman directs the operations of the Board. He is responsible for establishing the agenda for meetings and ensuring that the Board has sufficient resources and information to make decisions in the best interests of all shareholders. The Board has appointed the Chairman of the Governance Committee, who is an independent director, to serve as Lead Director. The Lead Director chairs meetings of the independent directors, consults with the Chairman of the Board on the effectiveness of Board committees and ensures that independent directors have adequate opportunity to discuss the issues without management present and acts in other circumstances where required or appropriate and ensures that the Board's agenda will enable it to successfully carry out its duties.

Code of Business Conduct

The Board has adopted a Code of Business Conduct applicable to all directors, officers and employees, which is available on the Corporation's website. The Audit Committee receives regular compliance reports with respect to the Code of Business Conduct.

Committee Structures
There are 5 committees of the Board: Audit; Governance, Employee Development, Nominating and Compensation; Pension and Benefits; Environmental, Health and Safety and Executive.

The Audit Committee is comprised solely of independent directors. The other committees, with the exception of the Executive Committee, are all comprised solely of non-management directors, in each case, with a majority of members being independent directors. The Board believes that the composition of its committees allows them to operate independently from management such that shareholders' interests are protected.

Each of the committees has a formal charter established by the Board, which is reviewed annually. The committees upon which each director serves are listed in Schedule A.

Every year, the Governance Committee undertakes a review process to assess the performance of the Board and its committees and each Board member evaluates the Board's and committee's performance. The resulting data is presented to the Governance Committee. The Governance Committee also reviews the experience and performance of nominees proposed for election to the Board and the appointment of directors to committees.

The following is a brief summary of some of the committees' responsibilities:

Audit Committee
The Audit Committee, whose members are all financially literate as defined under applicable regulations, is responsible for:

- recommending the appointment of the external auditor;
- reviewing the arrangements for and scope of the audit by the external auditor;
- reviewing the independence of the external auditor;
- considering the adequacy of the systems of internal accounting controls and reviewing any proposed corrective actions;
- reviewing and monitoring the Corporation's policies relating to ethics and conflicts of interests;
- reviewing the integrity of the Corporation's management and information systems;
- establishing a procedure for the receipt, retention and follow up of complaints regarding the Corporation's accounting, internal controls and auditing matters;
- reviewing and monitoring the internal audit function of the Corporation;
- reviewing and approving the audit fees paid to the external auditor and pre-approval of non-audit related fees to the external auditor;
- discussing and reviewing with management and the external auditor the Corporation's annual and interim consolidated financial statements, key reporting matters and Management's Discussion and Analysis;
- approving the Corporation's annual and interim consolidated financial statements and Management's Discussion and Analysis; and
- reviewing the proposed risks of the Corporation's business.

A copy of the committee's charter is available on the Corporation's website.

Governance, Employee Development, Nominating and Compensation Committee
The Governance, Employee Development, Nominating and Compensation Committee is responsible for:

- identifying candidates for membership on the Board;
- assisting in educating directors and assessing their performance on an on-going basis;
- shaping the Corporation's approach to corporate governance and recommending to the Board, corporate governance principles to be followed by the Corporation; and
- discharging the Board's responsibilities relating to compensation and succession planning of the Corporation's senior executives.

A copy of the committee's charter is available on the Corporation's website.

Pension and Benefits Committee
The Pension and Benefits Committee is responsible for:

- reviewing the performance of the Corporation's and its subsidiaries' pension funds;
- reviewing and recommending managers for the fund's portfolio;
- reviewing performance of pooled pension fund managers;
- reviewing and approving the assumptions used, the funded status and amendments to the Corporation's and its subsidiaries' pension plans; and
- receiving reports regarding level, types and costs of employee benefit plans.

Environmental, Health and Safety Committee
The Environmental, Health and Safety Committee is responsible for reviewing and monitoring environmental, health and safety policies, procedures, practices and compliance. A copy of the committee's charter is available on the Corporation's website.

Executive Committee
The Executive Committee possesses all of the powers of the Board except the power to declare common dividends and certain other powers specifically reserved by applicable law to the Board. The Executive Committee acts only when it is not practicable for the full Board to meet.

Disclosure Committee
A Disclosure Committee comprised of senior management of the Corporation has been established to supervise the Corporation's disclosure process. Its mandate includes ensuring that effective controls and procedures are in place to allow the Corporation to satisfy all of its continuous disclosure obligations including the new certification requirements. The Disclosure Committee is also responsible for ensuring that the policies and procedures contained in the Corporation's Disclosure Policy, which relates to the timely and accurate dissemination of all material information, are in compliance with regulatory requirements. A copy of the Disclosure Policy is available on the Corporation's website.

Performance Graph

The graph below compares the cumulative total shareholder return on $100 invested in Common Shares on December 31, 1998 with the cumulative total return of the S&P/TSX Composite and the Food Stores Index over the same period.

CUMULATIVE TOTAL RETURN

Cumulative Value of a Cdn. $100 Investment Assuming Reinvestment of Dividends


200 $
180 $
160 $
140 $
120 $
100 $
80 $
$194
$189
$139
31-Dec-98
31-Dec-99
29-Dec-00
28-Dec-01
27-Dec-02
2-Jan-04
LOBLAW COMPANIES LIMITED
TSX FOOD STORES INDEX TRIV
S&P / TSX COMPOSITE INDEX TRIV

	31-Dec-98	31-Dec-99	29-Dec-00	28-Dec-01	27-Dec-02	2-Jan-04
S&P / TSX COMPOSITE INDEX TRIV	$100	$132	$141	$123	$108	$139
TSX FOOD STORES INDEX TRIV	$100	$95	$135	$162	$164	$194
LOBLAW COMPANIES LIMITED	$100	$95	$137	$141	$148	$189

	31-Dec-98	31-Dec-99	29-Dec-00	28-Dec-01	27-Dec-02	2-Jan-04
S&P / TSX COMPOSITE INDEX TRIV	13,648.84	17,977.46	19,309.36	16,852.24	14,739.86	18,905.25
TSX FOOD STORES INDEX TRIV	49,226.71	46,862.31	66,386.84	79,738.11	80,685.48	95,346.06

Director and Officer Liability Insurance

The Corporation maintains insurance for the benefit of its directors and officers and the directors and officers of its subsidiaries, as a group, in respect of the performance by them of their duties of their offices. The Corporation believes that coverage limits and deductibles are in line with those maintained by other corporations similar to the Corporation. The annual insurance premium of $205,936 is paid by the Corporation. The insurance limit is $300 million per annum on an aggregate basis or per occurrence basis. There is no deductible in the case of directors and officers and a $250,000 deductible for the Corporation.

General

Information contained herein, save and except where indicated, is given as of March 9, 2004. The contents and sending of this Management Proxy Circular have been approved by the Board.

Additional copies of our latest annual information form (together with the documents or pertinent pages of documents incorporated by reference), our consolidated financial statements for 2003 together with the report of the auditor on those statements, any financial statements for periods after 2003 and this Circular can be obtained upon request from the Vice President, Industry and Investor Relations of the Corporation at 22 St. Clair Avenue East, Suite 1800, Toronto, Ontario M4T 2S8. Additional information about the Corporation can also be found at www.loblaw.com.



Stewart E. Green
Senior Vice President and Secretary

Schedule A — Directors' Biographies



JOHN M. CASSADAY, M.B.A.

Mr. Cassaday is President and Chief Executive Officer and a Director of Corus Entertainment Inc. and was formerly President and Chief Executive Officer of CTV Television Network. Mr. Cassaday is a Director of Manulife Financial Corporation and Masonite International Corporation.

Member of the Audit and Environmental, Health and Safety Committees; Unrelated and Independent Director



CAMILLA H. DALGLISH, B.A.

Mrs. Dalglish is a Director of The W. Garfield Weston Foundation and of The Nature Conservancy of Canada. Mrs. Dalglish is a past President of The Civic Garden Centre and a former Member of the Board of Directors of the Royal Botanical Gardens.

Member of the Environmental, Health and Safety Committee



ROBERT J. DART, B.Comm., F.C.A.

Mr. Dart is Vice Chairman of Wittington Investments, Limited and was formerly President of Wittington Investments, Limited. Mr. Dart was a former senior tax partner of Price Waterhouse Canada. He is a Director of George Weston Limited, Holt, Renfrew & Co., Limited and Brown Thomas Group Limited.



ANTHONY S. FELL. O.C.

Mr. Fell is Chairman of RBC Capital Markets Inc. and was previously Chairman and Chief Executive Officer of RBC Dominion Securities and Deputy Chairman of Royal Bank of Canada. Mr. Fell is Chairman of Munich Reinsurance Group of Companies, a Director of BCE Inc. and CAE Inc., and is Chair of the Board of Trustees of University Health Network.

Chairman of the Governance, Employee Development, Nominating and Compensation Committee and member of the Audit Committee; Unrelated and Independent Director



ANNE L. FRASER, B.Sc., LL.D.

Mrs. Fraser is an Education Consultant with the University of Victoria, an Associate Governor of Dalhousie University and an Associate, Faculties of Management, Education, Engineering, Law and Fine Arts at the University of Calgary. She is a Director of George Weston Limited, Neuroscience Canada Foundation, Bamfield Marine Research Centre and Pier 21 Society.

Member of the Environmental, Health and Safety Committee; Unrelated and Independent Director



ANTHONY R. GRAHAM

Mr. Graham is President and a Director of Wittington Investments, Limited and President and Chief Executive Officer of Sumarria Inc. (Investment management company). Mr. Graham was formerly Vice-Chairman and Director of National Bank Financial and Senior Executive Vice President and Managing Director of Lévesque Beaubien Geoffrion Inc. Mr. Graham is Chairman and a Director of both Graymont Limited and President's Choice Bank. He is also a Director of George Weston Limited, Brown Thomas Group Limited, Holt, Renfrew & Co., Limited, Power Corporation of Canada, Power Financial Corporation, Provigo Inc. and Selfridges & Co. Ltd.

Member of the Executive; Governance, Employee Development, Nominating and Compensation and Pension and Benefits Committees



JOHN A. LEDERER, B.A.

Mr. Lederer is President of the Corporation and was formerly Executive Vice President of the Corporation. He is a Director of Food Marketing Institute and founder of the President's Choice Children's Charity.

Member of the Executive Committee



PIERRE MICHAUD, C.M.

Mr. Michaud is Chairman and Director of Provigo Inc. Mr. Michaud is also Vice-Chairman of the Board of Laurentian Bank of Canada. He is a Director of Capital d'Amerique CDPQ, Old Port of Montreal Corporation Inc., Bombardier Recreational Products Inc., Member, Advisory Board of Mont-Tremblant

Chairman of the Environmental, Health and Safety Committee



THOMAS C. O'NEILL, F.C.A.

Mr. O'Neill is the retired Chairman of PricewaterhouseCoopers Consulting. He held the prior position of Chief Executive Officer, and previously, he had been Chief Operating Officer of PricewaterhouseCoopers LLP global organization. He is a past member of the Advisory Council of Queen's University School of Business and is currently Vice-Chair of the Board of Governors of Queen's University. Mr. O'Neill is a Director of Nexen Inc., St. Michael's Hospital, BCE Inc., OTPP (Ontario Teachers Pension Plan) and Dofasco Inc.

Member of the Audit Committee; Unrelated and Independent Director



G. JOSEPH REDDINGTON, B.A., J.D.

Mr. Reddington is Chairman, Chief Executive Officer and a Director of Breuners Home Furnishings Corporation. Mr. Reddington is the former Chairman and Chief Executive Officer of The Signature Group and a former President and Chief Executive Officer of Sears Canada. He is a Director of Ansett Worldwide.

Member of the Governance, Employee Development, Nominating and Compensation Committee; Unrelated and Independent Director



T. IAIN RONALD, F.C.A., M.B.A., B.L.

Mr. Ronald is Chairman of Transalta Power Ltd., Transalta Cogeneration Ltd. and BFI Canada Inc. and was formerly Vice Chairman of Canadian Imperial Bank of Commerce. He is a Director of Holt, Renfrew & Co., Limited, President's Choice Bank, Leon's Furniture Limited, Strongco Inc. and Allied Properties Real Estate Investment Trust.

Chairman of the Audit and Pension and Benefits Committees; Unrelated and Independent Director



W. GALEN WESTON, O.C., B.A., LL.D.

Mr. Weston has been Chairman of Loblaw Companies Limited since 1976 and is Chairman and President of George Weston Limited. Mr. Weston is also Chairman of Holt, Renfrew & Co., Limited, Brown Thomas Group Limited and Selfridges & Co. Ltd. He is President of The W. Garfield Weston Foundation and is a Director of Associated British Foods plc, and Canadian Imperial Bank of Commerce and is a member of the Advisory Board of Columbia University.

Chairman of the Executive Committee



JOSEPH H. WRIGHT, B.A.

Mr. Wright is a Managing Partner of Barnagain Capital and was formerly President and Chief Executive Officer of Swiss Bank Corporation (Canada). Mr. Wright is Chairman and Trustee of O & Y Reit, Chairman of Hip Interactive, and a Director of President's Choice Bank, CallNet Enterprises Inc. and The Centre for Addiction and Mental Health Foundation. He is also a Trustee of Chartwell Seniors Housing Reit and BFI Canada Income Fund.

Member of the Audit; Governance, Employee Development, Nominating and Compensation and Pension and Benefits Committees; Unrelated and Independent Director

Schedule B — Corporate Governance Practices — (TSX Guidelines)

Summary of TSX proposed guidelines for improved corporate governance	Corporation's Governance Practices
1. The board should explicitly assume responsibility for stewardship of the corporation and specifically for:	The Board of Directors (the "Board") supervises the management of the Corporation's business and affairs with the goal of enhancing long-term shareholder value. It makes major policy decisions, delegates to management the authority and responsibility for day-to-day affairs and reviews management's performance and effectiveness.
(a) adoption of a strategic planning process;	The Board approves the Corporation's operating budgets which take into account the opportunities and risks of the business. In addition to regular updates, a day-long meeting is held every year with senior management and the Board to discuss and review the strategic plan which takes into consideration the risks and opportunities for the Corporation.
(b) identification of the principal risks of the corporation's business and ensuring implementation of appropriate systems to manage those risks;	The Board, through its Audit Committee, reviews the principal risks of the Corporation's businesses and ensures that risk management systems are implemented and are effectively managed. The Audit Committee reviews risk management policies and processes with internal and external auditors. The Audit Committee reviews reports from the internal audit group and reviews internal controls and risk management policies and processes.
(c) succession planning, including appointing, training and monitoring senior management;	The Governance, Employee Development, Nominating and Compensation Committee reviews succession planning for senior management, reports from senior management on staffing, organizational structure and succession planning matters as well as broad employee development initiatives developed by management as part of its strategic plan.
(d) communications policy; and	The Board has reviewed and adopted a corporate disclosure policy. The Board reviews and approves the contents of major disclosure documents, including the Annual Report, the Annual Information Form, Management's Discussion and Analysis and this Management Proxy Circular. • Procedures are in place to provide timely information to investors and potential investors and to respond to investor inquiries and concerns; • An investor relations group has the responsibility of maintaining communications with the investing public in accordance with policies and procedures and legal disclosure requirements; • The Chairman and the President, the Executive Vice President and other senior executives meet periodically with financial analysts and institutional investors;

	• Investor relations' staff are available to shareholders by telephone and fax and through the investor relations web site at www.loblaw.com; and • Quarterly earnings conference calls are broadcast live over the Internet and are accessible on a live and recorded basis via telephone and on the website.
(e) integrity of internal control and management information systems.	The Audit Committee requires management to implement and maintain appropriate systems of internal control and assess the adequacy and effectiveness of those systems. Regular reports by the Internal Audit department are provided to the Audit Committee.
2. A majority of directors should be "unrelated" (independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation other than interests and relationships arising from shareholdings).	Currently, as determined pursuant to the TSX Guidelines, 7 of the directors proposed for election to the Board of Directors are "unrelated and independent": The Corporation has a significant shareholder. The Board, through the Governance, Employee Development, Nominating and Compensation Committee, analyzes the relationship of all directors with the Corporation, its subsidiaries and affiliates.
3. The board has responsibility for applying the definition of "unrelated" directors to each director.	• the Chairman and the President are each "related" directors; • Mr. Michaud receives a retainer from Provigo Inc. and is considered related; • Mrs. Dalglish is a relative of Mr. Weston and Messrs. Dart and Graham are executives of Wittington Investments, Limited and are therefore not considered independent.
4. The board should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	The Governance, Employee Development, Nominating and Compensation Committee, composed entirely of non-management directors, identifies, evaluates and recommends nominees for the Board. The Governance, Employee Development, Nominating and Compensation Committee determines what competencies, skills and personal qualities it should seek in new Board members and periodically retains outside consultants to conduct searches for appropriate nominees. The responsibilities of the Governance, Employee Development, Nominating and Compensation Committee are summarized under the heading "Statement of Corporate Governance Practices" in this Management Proxy Circular.

Summary of TSX proposed guidelines for improved corporate governance	Corporation's Governance Practices
5. The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	Every year, the Governance, Employee Development, Nominating and Compensation Committee undertakes a review process to assess the performance of the Board and its committees. The Governance, Employee Development, Nominating and Compensation Committee reviews the experience and performance of nominees proposed for election to the Board and the appointment of directors to committees.
6. The board should establish an orientation and education program for new directors.	The Corporation prepares a manual of all relevant material and policies for new directors. The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including, the commitment of time required. Senior management makes regular presentations to the full Board on the Corporaton's various operations and activities and directors are encouraged to visit operating facilities to familiarize themselves with the Corporation's operations.
7. The board should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.	The Board, and the Governance, Employee Development, Nominating and Compensation Committee have carefully examined issues related to the size of the Board to ensure its effectiveness.
8. The board should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being a director.	The Governance, Employee Development, Nominating and Compensation Committee reviews the amount and the form of compensation of directors. In making recommendations, the Governance, Employee Development, Nominating and Compensation Committee considers the time commitment and responsibilities of directors, as well as comparative data prepared and analyzed by an outside consultant. Directors may receive their compensation in cash or deferred share units and are required to hold a minimum number of shares and must take directors fees as deferred share units until these share requirements are met.
9. Committees of the board should generally be composed of non-management directors, a majority of whom are unrelated.	Each committee of the Board, except the Executive Committee, is composed solely of non-management directors, a majority of whom are unrelated and independent.
10. The board should assume responsibility for, or assign to a committee of directors, responsibility for developing the corporation's approach to corporate governance issues.	The Governance, Employee Development, Nominating and Compensation Committee advises and assists the Board in applying governance principles and practices, and tracks developments in corporate governance, adopting best practices where applicable. It also recommends suitable candidates for election to the Board.
11. The board together with the CEO, should develop position descriptions for the board and for the CEO, including the definition of the limits to management's responsibilities.	Position descriptions have been developed for the Chairman and the President. Delegations of authority have been put in place by the Board to define the limits of management's authority and responsibilities.

Summary of TSX proposed guidelines for improved corporate governance	Corporation's Governance Practices
12. The board should approve or develop the corporate objectives for which the CEO is responsible.	The Board meets independently from management at every Board meeting.
13. The board should implement structures and procedures so that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present and may involve assigning responsibility for administering the board's relationship to management to a committee of the board.	The Board is composed of a majority of unrelated and independent directors. The Board has adopted a formal mandate as well as written charters for each of its committees, which, other than the Executive Committee, are comprised entirely of non-management directors of which a majority are unrelated and independent. The independent directors meet separately without operating management present at every Board meeting. In addition, the Board has appointed the Chairman of the Governance, Employee Development, Nominating and Compensation Committee to serve as the Lead Director. The Lead Director chairs meetings of the independent directors and acts in other circumstances where required or appropriate.
14. The audit committee should be composed entirely of non-management directors.	The Audit Committee is composed entirely of independent directors. All members of the Audit Committee are financially literate as defined under applicable regulations.
The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	The charter of the Audit Committee has been approved by the Board and is reviewed annually. It is summarized under the heading "Statement of Corporate Governance Practices" in the Circular. The Audit Committee recommends the appointment of the external auditor and is directly responsible for the oversight of the work of the external auditor. The Audit Committee approves all audit engagement fees and terms as well as the provision of any legally permissible non-audit services provided by the external auditor. The Audit Committee is responsible for reviewing the independence and objectivity of the external auditor, including reviewing relationships between the external auditor and the Corporation which may impact on the external auditor's independence and objectivity. The Audit Committee also is responsible for reviewing with the external auditor any audit problems or difficulties and management's response. The Audit Committee reviews: • the annual financial statements and quarterly financial statements, the Annual Information Form and Management's Discussion and Analysis; • prospectuses relating to the issuance of securities by the Corporation; and

Summary of TSX proposed guidelines for improved corporate governance	Corporation's Governance Practices
	• any significant issues reported to management by the external auditor and management's responses to any such reports.
The audit committee should have direct communication channels with the internal and the external auditor to discuss and review specific issues as appropriate.	The Audit Committee charter provides that the Audit Committee will, at least quarterly, meet separately with the external auditor, the internal auditors and senior management, to discuss and review specific issues as appropriate.
The audit committee's duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	The Audit Committee has oversight responsibility for management reporting on internal financial controls and requires that management implement and maintain appropriate internal financial control procedures. The Audit Committee meets with the internal auditors and with management to assess the adequacy and effectiveness of these systems of internal control.
15. The board should implement a system to enable an individual director to engage an outside advisor, at the corporation's expense, in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Individual directors may, with the approval of the Chairman of the Governance, Employee Development, Nominating and Compensation Committee (Lead Director), engage outside advisors at the expense of the Corporation.
	The Board's mandate provides that the Board acts in a supervisory role and that any responsibilities not delegated to management remain with the Board. The scope of the Board's supervisory role expressly includes such matters as the strategic planning process, identification and management of risks, succession planning, communications policy, internal controls and governance.

Schedule C — Shareholder Proposal

The following Shareholder Proposal has been submitted for consideration at the Annual Meeting by the Carpenters' Local 27 Benefit Trust Funds, 230 Norseman Street, Etobicoke, Ontario M8Z 6A2. The proposal and statement of support are set out in italics.

Executive Compensation Proposal:

Resolved, that the shareholders of Loblaw Companies Limited ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following executive compensation program including the following features:

(1) Salary — The chief executive officer's ("CEO") salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus — The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation — Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance — The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure — Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: *We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, Wall Street Journal, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). We believe that the growing disparity between the compensation paid to senior executives and average workers is a disturbing trend and contrary to the long-term interests of companies, their shareholders, workers and communities.*

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The proposal's executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in this proposal, which still offers senior executives the opportunity to build personal long-term wealth, but only when they generate long-term corporate value.

THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS A VOTE "AGAINST" THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Board's Governance, Employee Development, Nominating and Compensation Committee ("Governance Committee") consists solely of non management directors. The Governance Committee reviews the Company's executive compensation policies, which are intended to align employee remuneration with the fundamental goal of creating shareholder value while meeting the demands of a highly competitive marketplace for key creative and managerial talent. In addition, the Governance Committee works with independent consultants to help ensure that its programs and policies in the area of compensation are appropriate to the needs of the Corporation and consistent with the practices of the Corporation's industry peers.

As indicated in the report, bonus entitlements are based upon economic value added ("EVA"), i.e., increase in shareholder value which reflects the Net Operating Profit After Taxes ("NOPAT") and in the opinion of the Governance Committee are the appropriate performance measures for the Corporation. In addition, payment of the EVA bonus is deferred over a three year period and capped at 100% of base salary.

Grants of stock options form a key element of the compensation policy and are an appropriate component to ensure the competitiveness and attractiveness of the Corporation's employment policies, particularly at senior levels. The current option program has vesting over a period of five years and is tied to the same share performance all shareholders receive. Options are expensed for accounting purposes and are not dilutive with total options outstanding being less than two percent (2%) of issued share capital.

Generally executives' salary and compensation are fixed for a two or three-year period and executives are subject to share ownership requirements. Details of the components of these compensation programs are outlined in the Governance Committee report in the Management Proxy Circular along with a summary of any existing employment contracts.

The Board does not believe that its objectives can be met through unduly rigid approaches to compensation decisions as outlined in the shareholder proposal. As indicated many of the shareholder proposal suggestions are already incorporated into existing compensation programs and practices in a manner which best suits the needs of the Corporation.

Accordingly, the Board of Directors recommends voting against the shareholder proposal.

Nous croyons qu'il est grand temps que les actionnaires se remuent et orientent les sociétés en communiquant clairement les paramètres de ce qui constitue à leur avis une rémunération de cadres dirigeants qui soit juste et raisonnable. La rémunération de cadres dirigeants devrait être structurée de façon à promouvoir à long terme la valeur de la société. Les principes de la proposition relative à la rémunération de cadres dirigeants ont pour but d'attirer l'attention des cadres dirigeants non pas sur le rendement tel que reflété par les résultats trimestriels, mais plutôt sur la croissance à long terme de la valeur de la société, ce qui devrait profiter à toutes les principales composantes et parties prenantes de la société. Nous mettons les leaders de notre société au défi d'adopter les idées que contient la présente proposition laquelle permet toujours aux cadres dirigeants l'accumulation à long terme d'un patrimoine à la condition toutefois d'accroître à long terme la valeur de la société.

LE CONSEIL D'ADMINISTRATION DE LA SOCIÉTÉ RECOMMANDE AUX ACTIONNAIRES DE VOTER « CONTRE » CETTE PROPOSITION POUR LES MOTIFS SUIVANTS :

Le comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération (le « comité de la gouvernance ») est composé exclusivement d'administrateurs qui ne sont pas membres de la direction. Le comité de la gouvernance examine les politiques de la société en matière de rémunération des dirigeants lesquelles visent à ce que la rémunération des salariés appuie l'objectif fondamental d'accroître la valeur actionnariale tout en étant assujetti aux conditions très concurrentielles du marché de la recherche de cadres de talent. De plus, afin de mieux s'assurer que ses programmes et politiques en matière de rémunération sont adéquats aux besoins de la société et conformes à ceux pratiqués par des sociétés pairs du même secteur industriel, le comité de la gouvernance a recours aux services de consultants externes.

Tel qu'indiqué dans le rapport, le droit aux primes est basé sur le profit économique généré (le « concept EVA »), c.-à-d., une augmentation de la valeur actionnariale qui reflète le bénéfice net d'exploitation après impôts et de l'avis du comité de la gouvernance il s'agit là des mesures de rendement appropriées pour la société. De plus, la prime EVA est différée sur une période de trois ans et ne peut excéder 100 % du salaire de base.

Les attributions d'options d'achat constituent un élément clé des politiques de rémunération et sont une composante appropriée contribuant à faire en sorte que les politiques d'emploi de la société soient concurrentielles et attractives, tout particulièrement au niveau des cadres dirigeants. Le programme d'options actuel prévoit qu'elles sont acquises sur une période de cinq ans et liées à la même performance actionnariale que celle reçue par tous les actionnaires. Les options sont passées en charges pour des fins comptables et n'entraînent pas de dilution, le total des options en circulation représentant moins de 2 % du capital-actions émis.

Règle générale, le salaire et la rémunération des cadres dirigeants sont établis pour une période de deux ou trois ans et les cadres sont assujettis à des exigences relatives à la propriété obligatoire d'actions. Le rapport du comité de la gouvernance qui se trouve dans la circulaire de sollicitation de procurations de la direction décrit en détail les composantes de ces programmes et résume tout contrat d'emploi en vigueur.

Le conseil est d'avis que ses objectifs ne peuvent être atteints à l'aide d'une approche à la rémunération qui soit indûment rigide telle que celle résumée dans la proposition d'actionnaire. Tel qu'il a été mentionné, plusieurs des suggestions contenues dans la proposition d'actionnaire sont déjà partie intégrante des programmes et pratiques actuelles de rémunération et celles-ci le sont de manière à ce qu'elles servent au mieux l'intérêt de la société.

En conséquence, le conseil d'administration recommande de voter contre la proposition d'actionnaire.

Annexe C — Proposition d'actionnaire

La proposition d'actionnaire dont le texte se trouve ci-dessous a été présentée pour étude à l'assemblée annuelle par Carpenters' Local 27 Benefit Trust Funds, 230 rue Norseman, Etobicoke (Ontario) M8Z 6A2. La proposition et la déclaration à l'appui de celle-ci sont présentées en italiques.

Proposition relative à la rémunération des dirigeants :

Il est résolu que les actionnaires de Les Compagnies Loblaw limitée (la « société ») demandent par les présentes que le conseil d'administration de la société et son comité de la rémunération des dirigeants substituent au présent régime de rémunération des cadres dirigeants le programme suivant de rémunération des dirigeants y compris les éléments suivants :

(1) Salaire — Le salaire du chef de la direction devrait être ciblé sur la moyenne des salaires que versent des sociétés pairs, et ne pas excéder 1 000 000 $ annuellement. Aucun cadre dirigeant ne devrait recevoir un salaire plus élevé que le chef de la direction.

(2) Primes annuelles — Les primes annuelles versées aux cadres dirigeants devraient être basées sur des mesures bien définies de performance tant sur le plan quantitatif (financier) que sur le plan qualitatif (autre que financier). Le niveau maximum de primes annuelles devrait correspondre à un pourcentage du niveau salarial du dirigeant et ne pas excéder 100 % de son salaire.

(3) Rémunération à long terme sous forme d'attributions de titres — La rémunération à long terme des cadres dirigeants par attributions de titres devrait se faire sous forme d'actions subalternes et non pas sous forme d'options d'achat d'actions. Le programme d'actions subalternes devrait utiliser des critères bien fondés de rendement et des indices de performance qui présentent un défi à relever. Il devrait prévoir une période d'acquisition d'au moins trois ans. Aussi, le programme devrait prévoir que les cadres dirigeants soient tenus de détenir les actions attribuées en vertu du programme aussi longtemps qu'ils soient à l'emploi de la société. La valeur de l'attribution d'actions subalternes ne devrait pas excéder 1 000 000 $ le jour de l'attribution.

(4) Départ — L'indemnité de départ maximale versée à un cadre dirigeant ne devrait pas excéder un an de salaire et primes.

(5) Communication de l'information — Les éléments clés du régime de rémunération des dirigeants devraient être brièvement décrits dans le rapport présenté aux actionnaires par le comité de la rémunération. Le rapport devrait aussi décrire en détail en quoi le régime diffère du programme Commonsense (de sens commun).

Le programme de rémunération Commonsense devrait être mis en oeuvre de façon à ne pas contrevenir à tout contrat de travail ou régime de rémunération sous forme d'attributions de titres en vigueur.

Déclaration à l'appui de la proposition : *Nous croyons que dans la plupart des sociétés, y compris la nôtre, la rémunération versée aux cadres dirigeants est excessive, non fondée et à l'encontre des intérêts de la société, de ses actionnaires ainsi que de ses autres principales composantes et parties prenantes. On a décrit la rémunération des chefs de direction comme suit « wasteland that has not been reformed. »(« un fléau à réformer, jusqu'à maintenant ignoré ») (vice-président principal, services investisseurs institutionnels, Wall Street Journal, « Executive Pay Keeps Rising, Despite Outcry, » (« Malgré les protestations, la rémunération de cadres ne cesse d'augmenter ») le 3 octobre 2003. Nous croyons que l'écart grandissant entre la rémunération des cadres dirigeants et celle des salariés moyens est une tendance inquiétante allant à l'encontre de l'intérêt à long terme des sociétés, leurs actionnaires, travailleurs et la collectivité.*

- toute question d'importance déclarée à la direction par le vérificateur externe et les recommandations de la direction à la suite de pareils rapports.

Le comité de vérification devrait disposer de voies de communication directes avec les vérificateurs internes et externes lui permettant d'étudier et de discuter, au besoin avec eux, des questions particulières.

La charte du comité de vérification prévoit que le comité de vérification rencontrera séparément au moins une fois par trimestre, le vérificateur externe, les vérificateurs internes et la haute direction pour discuter et étudier, au besoin, des questions particulières.

Les fonctions du comité de vérification devraient comprendre la surveillance du système de contrôle interne géré par la direction. En effet, bien qu'il incombe à la direction de concevoir et de mettre en œuvre un système de contrôle interne efficace, il incombe au comité de vérification de s'assurer que la direction s'est bien acquittée de sa responsabilité à cet égard.

Le comité de vérification, à qui incombe la responsabilité de surveiller le système de contrôle financier interne géré par la direction, exige la mise en œuvre et le maintien par la direction de procédures appropriées de contrôle financier interne. Le comité de vérification rencontre les vérificateurs internes et la direction pour évaluer la suffisance et l'efficacité de ces systèmes de contrôle interne.

15. Le conseil d'administration devrait mettre en œuvre un système permettant à un administrateur donné d'engager un conseiller externe, aux frais de la société, lorsque les circonstances le justifient. L'embauche du conseiller externe devrait être assujettie à l'approbation d'un comité pertinent du conseil.

Chaque administrateur peut, avec l'accord du président du comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération, (administrateur en chef) employer aux frais de la société les services de conseillers externes.

Le mandat du conseil prévoit que le rôle du conseil en est un de supervision et que toutes responsabilités non déléguées à la direction incombent au conseil. La portée du rôle de supervision du conseil comprend expressément des questions telles : le processus de planification stratégique, l'identification et la gestion des risques, la planification de la relève, la politique en matière de communication, les contrôles internes et la gouvernance d'entreprise.

Résumé des lignes directrices proposées par la Bourse de Toronto en vue d'une régie d'entreprise efficace	Pratiques de la société en matière de gouvernance d'entreprise
13. Le conseil devrait mettre en œuvre des structures et des méthodes appropriées, assurant l'indépendance du conseil par rapport à la direction Ainsi sur le plan de la structure, le conseil pourrait (i) nommer un président qui n'est pas membre de la direction et charger celui-ci de veiller à ce que le conseil s'acquitte de ses responsabilités ou (ii) confier cette responsabilité à un comité du conseil ou à un administrateur parfois appelé administrateur en chef. Sur le plan des méthodes, on pourrait notamment prévoir des réunions régulières du conseil sans la présence de membres de la direction et ou confier expressément à un comité du conseil la responsabilité de l'administration des relations du conseil avec la direction.	La majorité des membres du conseil sont des administrateurs non reliés et indépendants. Le conseil a adopté un mandat formel de même que des chartes écrites pour chacun de ses comités qui, à l'exception du comité de direction, sont entièrement composés d'administrateurs qui ne font pas partie de la direction et dont la majorité sont non reliés et indépendants. À chaque réunion du conseil, les administrateurs indépendants se réunissent sans la présence de la direction responsable des activités opérationnelles. De plus, le conseil a nommé administrateur en chef le président du comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération. L'administrateur en chef préside les réunions des administrateurs indépendants et agit dans d'autres situations lorsque cela est requis et approprié.
14. Le comité de vérification devrait être composé uniquement d'administrateurs qui ne sont pas membres de la direction.	Le comité de vérification est composé uniquement d'administrateurs indépendants. Tous les membres du comité de vérification ont des compétences financières au sens défini par les règlements qui s'appliquent.
Le rôle et les responsabilités du comité de vérification devraient être définis avec précision afin de fournir aux membres du comité de vérification des indications appropriées sur l'étendue de leurs fonctions.	La charte du comité de vérification a été approuvée par le conseil et est examinée annuellement. Elle est résumée dans la section intitulée « Énoncé des pratiques en matière de gouvernance d'entreprise » dans la circulaire. Le comité de vérification recommande la nomination du vérificateur externe et est directement responsable de la surveillance du travail du vérificateur externe. Le comité de vérification approuve tous les honoraires et modalités relatifs aux services de vérification ainsi que l'apport de tout service autre que de vérification, permis par la loi, que fournit le vérificateur externe. Il incombe au comité de vérification d'examiner l'indépendance et l'objectivité du vérificateur externe, y compris l'examen des relations entre le vérificateur externe et la société susceptibles de porter atteinte à l'indépendance et l'objectivité du vérificateur externe. Il incombe également au comité de vérification d'examiner avec le vérificateur externe toutes questions ou difficultés de vérification ainsi que la recommandation de la direction à cet égard. Le comité de vérification examine : • les rapports financiers annuels et les rapports financiers trimestriels, la notice annuelle et l'analyse par la direction; • les prospectus en ce qui concerne l'émission de valeurs mobilières par la société; et

Résumé des lignes directrices proposées par la Bourse de Toronto en vue d'une régie d'entreprise efficace	Pratiques de la société en matière de gouvernance d'entreprise
8. Le conseil devrait revoir le montant de la rémunération et le mode de rémunération des administrateurs afin de déterminer si cette rémunération est adéquate et s'assurer qu'elle reflète les responsabilités et les risques associés au fait d'être un administrateur.	Le comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération examine le montant et le mode de rémunération des administrateurs. Lorsque le comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération fait des recommandations, il tient compte de l'engagement au niveau du temps à consacrer et des responsabilités des administrateurs ainsi que des données comparatives préparées et analysées par un consultant externe. Les administrateurs peuvent recevoir leur rémunération soit sous forme d'espèces soit sous forme d'unités d'actions différées et doivent détenir un nombre minimum d'actions et doivent recevoir leurs jetons de présence sous forme d'unités d'actions différées jusqu'à ce que ces exigences relatives à l'actionnariat soient satisfaites.
9. Les comités du conseil d'administration devraient généralement être composés d'administrateurs qui ne sont pas membres de la direction, qui soient en majorité des administrateurs non reliés.	Chaque comité du conseil, à l'exception du comité de direction, est composé exclusivement d'administrateurs ne faisant pas partie de la direction et pour la majorité « non reliés et indépendants ».
10. Le conseil devrait assumer la responsabilité de mettre au point la démarche devant être suivie par la société en ce qui concerne les questions de gouvernance d'entreprise ou déléguer cette responsabilité à un comité du conseil.	Le comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération donne son avis et assiste le conseil à l'application des principes et pratiques en matière de gouvernance d'entreprise et suit de près les développements dans le domaine de la gouvernance d'entreprise, en adoptant les meilleures pratiques pouvant s'appliquer. Il recommande aussi les candidats compétents aux postes de membre du conseil.
11. Le conseil, conjointement avec le chef de la direction, devrait élaborer des descriptions de fonctions relatives aux membres du conseil et au chef de la direction, et y définir les limites des responsabilités de la direction.	Des descriptions de fonction ont été élaborées pour le président du conseil et le président. Des délégations de pouvoir ont été établies par le conseil afin de définir les limites de l'autorité et des responsabilités de la direction.
12. Le conseil devrait approuver ou déterminer les objectifs généraux de la société que le chef de la direction doit atteindre.	À chaque réunion du conseil, le conseil se rencontre sans la présence de la direction.

Résumé des lignes directrices proposées par la Bourse de Toronto en vue d'une régie d'entreprise efficace	Pratiques de la société en matière de gouvernance d'entreprise
4. Le conseil devrait nommer un comité d'administrateurs composé exclusivement d'administrateurs qui ne sont pas membres de la direction et en majorité d'administrateurs non reliés et charger ce comité de proposer au conseil de nouveaux candidats aux postes d'administrateur ainsi que d'évaluer les administrateurs régulièrement.	Le comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération, composé exclusivement d'administrateurs ne faisant pas partie de la direction, identifie, évalue et recommande des candidats aux postes d'administrateur. Le comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération établit les compétences, habiletés et qualités personnelles qu'il doit rechercher chez les nouveaux membres du conseil et emploie régulièrement les services de consultants externes pour effectuer des recherches de candidats appropriés. Un résumé des responsabilités du comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération se trouve dans la section intitulée « Énoncé des pratiques en matière de gouvernance d'entreprise » de la présente circulaire.
5. Le conseil devrait mettre en œuvre une marche à suivre par un comité approprié aux fins de l'évaluation de l'efficacité du conseil, des comités du conseil et de l'apport des différents administrateurs.	Chaque année, le comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération entreprend un processus de révision pour évaluer le rendement du conseil et de ses comités. Le comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération examine l'expérience et la performance des candidats au poste d'administrateur et la nomination de membres du conseil aux différents comités.
6. Le conseil devrait fournir un programme d'orientation et de formation à l'intention des nouveaux membres du conseil.	La société prépare à l'intention des nouveaux administrateurs, un manuel contenant toute la documentation et les politiques pertinentes. Le conseil s'assure que les candidats éventuels comprennent parfaitement le rôle du conseil et de ses comités ainsi que l'apport auquel la société s'attend de chacun des administrateurs, y compris le temps qu'ils doivent y consacrer. La haute direction fait régulièrement au conseil, dans son entier, des présentations sur les diverses activités d'exploitation et autres activités de la société et les administrateurs sont invités à visiter les installations d'exploitation afin de se familiariser avec les activités opérationnelles de la société.
7. Le conseil devrait revoir le nombre d'administrateurs qui le compose et entreprendre, au besoin, un programme pour établir un nombre d'administrateurs lui permettant de prendre des décisions avec efficacité.	Le conseil et le comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération ont examiné attentivement les questions se rapportant au nombre d'administrateurs qui le compose afin d'en assurer l'efficacité.

Résumé des lignes directrices proposées par la Bourse de Toronto en vue d'une régie d'entreprise efficace	Pratiques de la société en matière de gouvernance d'entreprise
	• Des procédures sont en place pour fournir aux investisseurs et aux investisseurs potentiels des renseignements, en temps opportun, et aussi pour répondre aux demandes d'information et préoccupations des investisseurs; • il incombe à un groupe relations avec les investisseurs de veiller à la communication avec le public investisseur conformément aux politiques et procédures et les exigences légales en matière de communication de l'information; • le président du conseil et le président et le vice-président exécutif et d'autres cadres dirigeants rencontrent régulièrement des analystes financiers et investisseurs institutionnels; • les actionnaires peuvent joindre le personnel attaché aux relations avec les investisseurs par téléphone et télécopieur ainsi que par le site Web relations avec les investisseurs à www.loblaw.com; et • des téléconférences sur les résultats trimestriels de la société sont diffusées en direct sur l'Internet et la version en direct est accessible par téléphone sur version enregistrée et sur le site Web.
(e) l'intégrité des systèmes de contrôle interne et d'information de gestion.	Le comité de vérification exige que la direction mette en œuvre et maintienne des systèmes pertinents de contrôle interne et évalue la suffisance et l'efficacité de ces systèmes. Des rapports préparés par le service de vérification interne sont fournis régulièrement au comité de vérification.
2. Le conseil d'administration devrait être composé en majorité de personnes qui sont des administrateurs « non reliés » (indépendants de la direction et n'ayant aucun intérêt ni aucune relation, y compris des relations d'affaires, mais à l'exclusion d'intérêts ou de relations découlant simplement de son actionnariat, qui soit susceptible de nuire d'une façon importante à sa capacité d'agir au mieux de l'intérêt de la société ou qui soit raisonnablement susceptible d'être perçu comme ayant cet effet).	Actuellement, sept des personnes proposées comme candidats au conseil d'administration sont « non reliées et indépendantes » au sens des lignes directrices de la Bourse de Toronto. La société a un actionnaire important. Le conseil, par l'entremise du comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération, examine pour chacun des administrateurs les liens entretenus avec la société, les sociétés du groupe et ses filiales.
3. Il incombe au conseil d'appliquer la définition d'administrateur « non relié » au cas de chaque administrateur.	• le président du conseil et le président sont chacun administrateur « relié »; • M. Michaud reçoit une provision de Provigo inc. et est considéré comme relié; • Mme Dalglish est une parente de M. Weston et Messieurs Dart et Graham sont des dirigeants de Wittington Investments, Limited et ne sont donc pas considérés comme non reliés.

Annexe B — Pratiques en matière de gouvernance d'entreprise (Lignes directrices de la Bourse de Toronto)

Résumé des lignes directrices proposées par la Bourse de Toronto en vue d'une régie d'entreprise efficace	Pratiques de la société en matière de gouvernance d'entreprise
1. Le conseil d'administration devrait assumer explicitement la responsabilité de la gérance de la société et notamment des questions suivantes :	Le conseil d'administration (le « conseil ») supervise les affaires et la gestion de l'entreprise de la société dans le but d'accroître la valeur à long terme du placement des actionnaires. Il décide des principales orientations, délègue à la direction l'autorité et la responsabilité des affaires courantes et passe en revue l'efficacité et la performance de la direction.
(a) l'adoption d'un processus de planification stratégique;	Le conseil approuve les budgets d'exploitation de la société ce qui comprend tenir compte des occasions d'affaires et risques associés à l'entreprise de la société. En plus des comptes-rendus fournis régulièrement, une réunion annuelle d'un jour complet, à laquelle assistent la haute direction et les membres du conseil, se tient afin de discuter et revoir la planification stratégique qui tient compte des risques et des occasions d'affaires qui se présentent à la société.
(b) l'identification des principaux risques associés à l'entreprise de la société et la prise de mesures assurant la mise en œuvre de systèmes appropriés permettant la gestion de ces risques;	Le conseil, par l'entremise de son comité de vérification, examine les principaux risques associés aux entreprises de la société et veille à ce que les systèmes de gestion de risques soient mis en place et gérés de façon efficace. Le comité de vérification examine les politiques et méthodes de gestion de risques. Le comité de vérification examine les politiques et méthodes de gestion de risques en collaboration avec les vérificateurs internes et le vérificateur externe. Le comité de vérification examine les rapports du groupe de vérification interne ainsi que les contrôles internes et les politiques et méthodes de gestion de risques.
(c) la planification de la relève, y compris la désignation, la formation et la supervision des hauts dirigeants;	Le comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération examine la planification de la relève de la haute direction, les rapports préparés par la haute direction en matière de personnel, la structure organisationnelle et des questions concernant la planification de la relève de même que des initiatives majeures relatives à la formation des salariés élaborées par la direction et faisant partie de son plan stratégique.
(d) une politique de communication; et	Le conseil a approuvé et adopté un énoncé de la politique de la société en matière de communication de l'information. Le conseil examine et approuve le contenu des principaux documents d'information, y compris le rapport annuel, la notice annuelle, l'analyse par la direction et la présente circulaire de sollicitation de procurations de la direction.



G. JOSEPH REDDINGTON, B.A., J.D.

M. Reddington est président du conseil, chef de la direction et administrateur de Breuners Home Furnishings Corporation. M. Reddington était auparavant président du conseil et chef de la direction de The Signature Group et était président et chef de la direction de Sears Canada. Il est administrateur de Ansett Worldwide.

Membre du comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération; Administrateur non relié et indépendant



T. IAIN RONALD, FCA, M.B.A., B.L.

M. Ronald est président du conseil de Transalta Power Ltd., de Transalta Cogeneration Ltd. et BFI Canada Inc. et était auparavant un vice-président du conseil de la Banque Canadienne Impériale de Commerce. M. Ronald est administrateur de Holt, Renfrew & Cie, Limitée, de la Banque le Choix du Président, de Meubles Leon Limitée, Strongco Inc. et Allied Properties Real Estate Investment Trust.

Président du comité de vérification et président du comité de retraite et des avantages sociaux; Administrateur non relié et indépendant



W. GALEN WESTON, O.C., B.A., LL.D.

M. Weston est président du conseil de Les Compagnies Loblaw limitée depuis 1976. Il est président du conseil et président de George Weston limitée. M. Weston est également président du conseil de Holt, Renfrew & Cie, Limitée, de Brown Thomas Group Limited et de Selfridges & Co. Ltd. M. Weston est président de la Fondation W. Garfield Weston et est administrateur de Associated British Foods plc et de la Banque Canadienne Impériale de Commerce ainsi que membre du conseil consultatif de Columbia University.

Président du comité de direction



JOSEPH H. WRIGHT, B.A.

M. Wright est associé directeur de Barnagain Capital et était auparavant Président et chef de la direction de la Société de Banque Suisse (Canada). M. Wright est président du conseil et fiduciaire de O & Y Reit, président du conseil de Hip Interactive et administrateur de la Banque le Choix du Président, de CallNet Enterprises Inc. et de la Fondation du Centre de toxicomanie et de santé mentale. Il est aussi administrateur de Chartwell Seniors Housing Reit et de Fonds de revenu BFI Canada.

Membre du comité de vérification; du comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération; et du comité de retraite et des avantages sociaux; Administrateur non relié et indépendant



ANTHONY R. GRAHAM

M. Graham est président et administrateur de Wittington Investments, Limited et est président et chef de la direction de Sumarria Inc. (une société de gestion de placements). M. Graham était auparavant vice-président du conseil et administrateur de Financière Banque Nationale et vice-président directeur principal et directeur général de Lévesque Beaubien Geoffrion Inc. M. Graham est président du conseil et administrateur de Graymont Limited et de la Banque le Choix du Président. Il est aussi administrateur de George Weston limitée, Brown Thomas Group Limited, Holt, Renfrew & Cie, Limitée, Power Corporation of Canada, Corporation financière Power, Provigo inc. et Selfridges & Co. Ltd.

Membre du comité de direction; du comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération; et du comité de retraite et des avantages sociaux



JOHN A. LEDERER, B.A.

M. Lederer est président de la société et était auparavant vice-président directeur de la société. Il est administrateur de Food Marketing Institute et fondateur de l'Œuvre de bienfaisance pour enfants le Choix du Président.

Membre du comité de direction



PIERRE MICHAUD, C.M.

M. Michaud est président du conseil de Provigo inc. et vice-président du conseil de la Banque Laurentienne du Canada. M. Michaud est administrateur de CDP Capital d'Amérique, de la Société du Vieux-Port de Montréal inc. et de Bombardier Produits Récréatifs Inc. Il est membre du conseil consultatif Mont-Tremblant.

Président du comité de l'environnement et de la santé et sécurité



THOMAS C. O'NEILL, FCA

M. O'Neill est le président retraité du conseil de PricewaterhouseCoopers Consulting. Il a été auparavant chef de la direction et précédemment à cela chef de l'exploitation de PricewaterhouseCoopers LLP global organization. Il est ex-membre du conseil consultatif de l'École de commerce de l'Université Queen's et est présentement vice-président du conseil de l'Université Queen's. M. O'Neill est administrateur de Nexen Inc., St. Michael's Hospital, BCE Inc., RREO (Régime de retraite des enseignantes et des enseignants de l'Ontario) et Dofasco Inc.

Membre du comité de vérification; Administrateur non relié et indépendant

Annexe A – Notes biographiques des administrateurs



JOHN M. CASSADAY, M.B.A.

M. Cassaday est président et chef de direction et administrateur de Corus Entertainment Inc. et était auparavant président et chef de la direction du Réseau de télévision CTV. M. Cassaday est administrateur de la société Financière Manuvie et de Masonite International Corporation.

Membre du comité de vérification et du comité de l'environnement et de la santé et sécurité; Administrateur non relié et indépendant



CAMILLA H. DALGLISH, B.A.

Mme Dalglish est administratrice de la Fondation W. Garfield Weston et de la Société canadienne pour la conservation de la nature. Mme Dalglish est ex-présidente de The Civic Garden Centre et ex-membre du conseil d'administration de Jardins botaniques royaux.

Membre du comité de l'environnement et de la santé et sécurité



ROBERT J. DART, B.Comm., FCA

M. Dart est vice-président du conseil de Wittington Investments, Limited dont il a été le Président. M. Dart était auparavant associé principal en fiscalité de Price Waterhouse Canada. M. Dart est administrateur de George Weston limitée, Holt, Renfrew & Cie, Limitée et de Brown Thomas Group Limited.



ANTHONY S. FELL, O.C.

Mr. Fell est président du conseil de RBC Marchés des capitaux. Il était auparavant président du conseil et chef de la direction de RBC Dominion valeurs mobilières et vice-président du conseil d'administration de la Banque Royale du Canada. M. Fell est président du conseil d'administration de Munich Reinsurance Group of Companies, administrateur de BCE Inc. et de CAE Inc. et est président du conseil d'administration de University Health Network.

Président du comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération; et membre du comité de vérification; Administrateur non relié et indépendant



ANNE L. FRASER, B.Sc., LL.D.

Mme Fraser est conseillère en éducation à l'Université de Victoria, gouverneure associée de l'Université Dalhousie et associée, facultés de gestion, d'éducation, d'ingénierie, et des beaux-arts de l'Université de Calgary. Mme Fraser est administratrice de George Weston limitée, Neuroscience Canada Foundation, Bamfield Marine Research Centre et de Pier 21 Society.

Membre du comité de l'environnement et de la santé et sécurité; Administratrice non reliée et indépendante

Assurance de responsabilité civile des administrateurs et des membres de la direction
La société souscrit une assurance à l'intention de ses administrateurs et membres de la direction, ainsi que des administrateurs et membres de la direction de ses filiales, collectivement, relativement à leur exécution des fonctions relevant de leur poste. La société est de l'avis que les limites de garantie et les franchises correspondent à celles d'autres sociétés exerçant des activités similaires à celles de la société. La prime d'assurance annuelle de 205 936 $ est versée par la société. La limite de garantie est de 300 millions de dollars par année sur une base d'un maximum déterminé ou par sinistre. Aucune franchise n'est exigible à l'égard des administrateurs et des membres de la direction, toutefois une franchise de 250 000 $ s'applique à la société.

Généralités
Les renseignements contenus aux présentes, sauf indication contraire, sont donnés en date du 9 mars 2004. Le conseil a approuvé le contenu et l'envoi de la présente circulaire de sollicitation de procurations de la direction.

Des exemplaires supplémentaires de notre dernière notice annuelle (comprenant les pages de documents ou documents pertinents auxquels il est fait référence); nos états financiers consolidés pour 2003 comprenant le rapport du vérificateur afférent à ces états; de même que tout état financier pour les périodes subséquentes à 2003 et la présente circulaire peuvent être obtenus sur demande en s'adressant au vice-président, relations avec l'industrie et les investisseurs de la société au 22 avenue St. Clair Est, bureau 1800, Toronto (Ontario) M4T 2S8. Des renseignements supplémentaires concernant la société se trouvent aussi à www.loblaw.com.

Le vice-président principal et secrétaire,



Stewart E. Green

Comité de la communication de l'information

Un comité de la communication de l'information composé de la haute direction de la société a été formé pour superviser le processus de la société en matière de communication de l'information. Son mandat comprend la supervision de la mise en place de contrôles et procédures efficaces permettant à la société de répondre à toutes ses obligations relatives à la communication d'information continue y compris les nouvelles exigences en matière d'attestations. Il incombe aussi audit comité de s'assurer que les politiques et procédures, contenues dans l'énoncé de la politique de la société en matière de communication de l'information, relatives à la diffusion de façon exacte et en temps opportun de toute information importante, respectent les exigences prévues par la réglementation. L'énoncé de ladite politique est affiché sur le site Web de la société.

Graphique sur le rendement

Le graphique qui figure ci-dessous compare le rendement global cumulatif actionnarial d'un placement de 100 $ en actions ordinaires, fait en date du 31 décembre 1998, au rendement global cumulatif de l'indice composé S&P/TSX et l'indice des magasins d'alimentation au cours de la même période.

RENDEMENT GLOBAL CUMULATIF

Valeur cumulative d'un placement de 100 $ canadiens en supposant le réinvestissement des dividendes



200 $
180 $
160 $
140 $
120 $
100 $
80 $
194 $
189 $
139 $
31 déc. 1998
31 déc. 1999
29 déc. 2000
28 déc. 2001
27 déc. 2002
2 janv. 2004
LES COMPAGNIES LOBLAW LIMITÉE
INDICE TSX DES MAGASINS D'ALIMENTATION VIRG
INDICE COMPOSÉ S&P / TSX VIRG

	31 déc. 1998	31 déc. 1999	29 déc. 2000	28 déc. 2001	27 déc. 2002	2 janv. 2004
INDICE COMPOSÉ S&P/TSX VIRG	100 $	132 $	141 $	123 $	108 $	139 $
INDICE TSX DES MAGASINS D'ALIMENTATION VIRG	100 $	95 $	135 $	162 $	164 $	194 $
LES COMPAGNIES LOBLAW LIMITÉE	100 $	95 $	137 $	141 $	148 $	189 $

	31 déc. 1998	31 déc. 1999	29 déc. 2000	28 déc. 2001	27 déc. 2002	2 janv. 2004
INDICE COMPOSÉ S&P/TSX VIRG	13 648,84	17 977,46	19 309,36	16 852,24	14 739,86	18 905,25
INDICE TSX DES MAGASINS D'ALIMENTATION VIRG	49 226,71	46 862,31	66 386,84	79 738,11	80 685,48	95 346,06

- discuter et examiner de concert avec la direction et le vérificateur externe les états financiers consolidés annuels et intermédiaires de la société, les questions clés en matière de déclarations ainsi que l'analyse par la direction;
- approuver les états financiers consolidés annuels et intermédiaires de la société et l'analyse par la direction; et
- examiner les risques envisagés, associés à l'entreprise de la société.

La charte du comité est affichée sur le site Web de la société.

Comité de la gouvernance, de la formation du personnel, des mises en candidature et nominations et de la rémunération

Il incombe au comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération de :

- identifier les candidats aux postes d'administrateur;
- collaborer à la formation des administrateurs et à l'évaluation continue de leur performance;
- développer l'approche de la société en matière de gouvernance d'entreprise et recommander au conseil les principes en matière de gouvernance d'entreprise devant être appliqués par la société; et
- s'acquitter du mandat confié au conseil concernant la rémunération et la planification de la relève des cadres dirigeants de la société.

La charte du comité est affichée sur le site Web de la société.

Comité de retraite et des avantages sociaux

Il incombe au comité de retraite et des avantages sociaux de :

- revoir le rendement des caisses de retraite de la société et des filiales de la société;
- passer en revue et recommander des gestionnaires pour le portefeuille de la caisse de retraite;
- examiner le rendement des gestionnaires des caisses de retraite en gestion commune;
- examiner et approuver les hypothèses utilisées, l'état de capitalisation et les modifications aux régimes de retraite de la société et de ses filiales; et
- recevoir des rapports relatifs au niveau, aux types et aux coûts de régimes d'avantages sociaux des salariés.

Comité de l'environnement et de la santé et sécurité

Il incombe au comité de l'environnement et de la santé et sécurité d'examiner et vérifier les politiques en matière d'environnement et de santé et sécurité, les méthodes, les pratiques et le respect de celles-ci.

La charte du comité est affichée sur le site Web de la société.

Comité de direction

Le comité de direction possède tous les pouvoirs du conseil à l'exception du pouvoir de déclarer des dividendes sur les actions ordinaires et certains autres pouvoirs que la loi applicable réserve spécifiquement au conseil. Le comité de direction exerce ses pouvoirs uniquement lorsqu'il est impraticable de réunir le conseil au complet.

Code de conduite des affaires

Le conseil a adopté un code de conduite des affaires qui s'applique à tous les administrateurs, membres de la direction et salariés. Le code est affiché sur le site Web de la société. Le comité de vérification reçoit régulièrement des rapports concernant le respect du code de conduite des affaires.

Structure des comités

Le conseil compte cinq comités : vérification; gouvernance d'entreprise, formation du personnel, mises en candidature et nominations et rémunération; retraite et avantages sociaux; environnement et santé et sécurité; et direction.

Le comité de vérification se compose uniquement d'administrateurs indépendants. À l'exception du comité de direction, tous les comités se composent uniquement d'administrateurs ne faisant pas partie de la direction dans chaque cas la majorité des membres étant des administrateurs indépendants. Le conseil est de l'avis que la composition de ses comités leur permet un fonctionnement indépendant de la direction et qu'ainsi l'intérêt des actionnaires est protégé.

Chacun des comités a une charte formelle établie et révisée annuellement par le conseil. La liste des administrateurs et le nom du ou des comités dont chacun fait partie se trouve à l'annexe A.

Chaque année, le comité de la gouvernance entreprend une évaluation du rendement du conseil et de ses comités et chaque membre du conseil évalue le rendement du conseil et du comité. Les résultats de l'évaluation sont présentés au comité de la gouvernance. Le comité de la gouvernance examine également l'expérience et le rendement des candidats au poste d'administrateur et la nomination des administrateurs aux comités.

Quelques-unes des responsabilités des comités sont brièvement décrites ci-dessous :

Comité de vérification

Il incombe au comité de vérification, dont tous les membres ont des compétences financières au sens défini par les règlements qui s'appliquent, de :

- recommander la nomination du vérificateur externe;
- examiner les ententes et l'étendue de la vérification confiée au vérificateur externe;
- examiner l'indépendance du vérificateur externe;
- examiner la suffisance des systèmes de contrôle de vérification interne et revoir toutes actions proposées dans le but d'apporter une rectification;
- examiner et contrôler les politiques de la société en matière d'éthique et de conflits d'intérêts;
- examiner l'intégrité des systèmes de gestion et d'informatique de la société;
- établir une procédure relative à la réception, au maintien et au suivi des plaintes concernant la comptabilité, les contrôles internes et les questions de vérification de la société;
- examiner et superviser la fonction vérification interne de la société;
- examiner et approuver les honoraires de vérification versés au vérificateur externe et autoriser au préalable les honoraires du vérificateur externe afférents à des services non reliés à la vérification;

revoir la planification stratégique de la société et les occasions d'affaires qui se présentent. Le conseil, par l'entremise du comité de vérification, veille sur le plan-cadre de gestion du risque et évalue l'intégrité des systèmes de contrôle interne sur la communication de l'information financière et des systèmes d'information de gestion de la société. Par l'entremise du comité de la gouvernance, le conseil supervise la planification de la relève et la rémunération de la haute direction de même que les candidats aux postes d'administrateur.

À chaque réunion du conseil, le conseil se réunit sans la présence des membres de la direction afin de s'assurer que le conseil est en mesure de s'acquitter de ses responsabilités indépendamment de la direction. Avec l'accord du président du comité de la gouvernance (administrateur en chef), tout administrateur peut, aux frais de la société, employer les services de conseillers externes.

Il incombe aussi au conseil de mettre en place un processus pour assurer l'efficacité et la responsabilisation du conseil dans son ensemble ainsi que des comités du conseil. Le conseil, par l'entremise du comité de la gouvernance, évalue son rendement ainsi que la suffisance et le mode de rémunération versée aux administrateurs. Chaque année, le comité de la gouvernance compare la rémunération des administrateurs à la rémunération versée par des sociétés canadiennes ouvertes d'importance afin de s'assurer que la rémunération des administrateurs de la société reflète les responsabilités inhérentes à leur poste d'administrateur.

Le conseil exige que la direction soumette à l'examen et à l'approbation des administrateurs ce qui suit :

- l'orientation stratégique de la société et les objectifs quant au rendement de la société;
- les plans d'affaires, d'immobilisations et d'exploitation annuels et pluriannuels ainsi que les budgets afférents;
- les dépenses en immobilisations, acquisitions et dessaisissements ainsi que les restructurations d'importance; et
- les investissements non liés au cours des affaires normales de l'entreprise.

Ces questions s'ajoutent à celles qui, selon la loi, doivent être soumises à l'examen et l'approbation du conseil.

Le conseil reçoit régulièrement des rapports concernant les résultats d'exploitation de la société ainsi que des rapports, en temps opportun, sur des sujets non reliés à l'exploitation, y compris assurances, régimes de retraite, gouvernance d'entreprise, santé et sécurité et questions se rapportant à la trésorerie.

Les activités du conseil sont dirigés par le président du conseil. Il lui incombe d'établir l'ordre du jour des réunions et de s'assurer que le conseil a des ressources et des renseignements suffisants pour prendre les décisions qui sont dans l'intérêt supérieur de tous les actionnaires. Le conseil a nommé le président du comité de la gouvernance qui est un administrateur indépendant à remplir le rôle d'administrateur en chef. L'administrateur en chef préside les réunions des administrateurs indépendants et consulte le président du conseil quant à l'efficacité des comités du conseil et s'assure que les administrateurs indépendants ont une possibilité adéquate de discuter de questions sans la présence de la direction et agit dans d'autres circonstances lorsque requis et approprié et il s'assure que l'ordre du jour du conseil permettra à celui-ci de réaliser ses tâches avec succès.

L'approche de la société en matière de gouvernance d'entreprise est entièrement conforme aux lignes directrices en matière de régie d'entreprise adoptées par la Bourse de Toronto en 1995 (les « lignes directrices de la Bourse de Toronto »). Un rapport comportant des références spécifiques à chacune des lignes directrices de la Bourse de Toronto est joint en annexe B. De plus, le comité de la gouvernance a réexaminé son approche à la gouvernance d'entreprise à la lumière des normes présentées comme les « meilleures pratiques » (les « modifications proposées ») et publiées aux fins de consultation par les Autorités canadiennes en valeurs mobilières en janvier 2004 et est de l'avis que ses pratiques sont conformes aux modifications proposées. Une fois les modifications proposées adoptées dans leur forme définitive, le comité de la gouvernance réévaluera ses pratiques en matière de gouvernance d'entreprise et mettra en place tous les changements nécessaires de sorte que l'engagement de la société de pratiquer un mode de gouvernance d'entreprise exemplaire, soit maintenu.

Indépendance des administrateurs

Le comité de la gouvernance examine les circonstances factuelles et la nature des liens avec la société qu'a chacun des candidats au poste d'administrateur pour décider si chacun de ces derniers est relié ou non relié au sens des lignes directrices de la Bourse de Toronto et indépendant au sens des modifications proposées. Le comité de la gouvernance a conclu qu'il y a au conseil sept administrateurs candidats non reliés et indépendants. Les administrateurs suivants sont indépendants : John M. Cassaday, Anthony S. Fell, Anne L. Fraser, Thomas C. O'Neill, G. Joseph Reddington, T. Iain Ronald et Joseph H. Wright.

Ces sept administrateurs n'ont pas de lien direct avec George Weston limitée ou W. Galen Weston, les actionnaires directs et indirects d'importance de la société, et sont donc considérés comme indépendants.

En conséquence, le conseil est en majorité composé d'administrateurs non reliés et indépendants. Le comité de la gouvernance est de l'avis que ceci reflète l'intérêt de tous les actionnaires.

Les candidats pour élection aux postes d'administrateur sont recommandés aux actionnaires par le conseil et non pas par la direction de sorte que des administrateurs qui sont indépendants assurent constamment la relève du conseil.

La société est contrôlée par W. Galen Weston qui détient ou contrôle environ 63 % du nombre total d'actions ordinaires en circulation de la société et qui est un « actionnaire important » au sens des lignes directrices de la Bourse de Toronto. M. Weston a des intérêts communs importants avec les autres actionnaires en ce qui concerne la création de valeur, la prospérité de la société et le rendement de ses titres cotés en bourse. De plus, Messieurs Dart et Graham sont cadres supérieurs de Wittington Investments, Limited, Mme Dalglish est une parente de M. Weston et ils ne sont donc pas considérés comme indépendants. Messieurs Michaud et Lederer aident à ou sont associés avec ou font partie de la direction et sont donc chacun administrateur relié (se reporter à l'annexe B).

Responsabilité et tâches du conseil

Le conseil d'administration, directement et par l'entremise de ses comités, supervise la gestion des affaires et la gestion de l'entreprise de la société dans le but d'accroître la valeur à long terme du placement des actionnaires. Le conseil a adopté un mandat formel (affiché sur le site Web de la société) et décide des orientations d'importance, délègue à la direction l'autorité et la responsabilité des affaires courantes et analyse la performance de la direction et son efficacité. Ce que le conseil s'attend de la direction, lui est communiqué soit directement par le conseil, soit par l'entremise des comités du conseil.

Le conseil approuve les budgets d'exploitation de la société lesquels tiennent compte des occasions d'affaires et risques associés à l'entreprise de la société. Une session d'études de stratégies a lieu annuellement à laquelle participent, pendant une journée complète, la direction et les membres du conseil afin de discuter et

Composition du comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération

Au cours de la dernière année, aucun cadre supérieur de la société n'a siégé à titre de (i) membre du comité de la gouvernance (ou autre comité du conseil effectuant des fonctions équivalentes, ou à défaut de pareil comité, le conseil au complet) d'une autre entité dont l'un des cadres supérieurs a siégé au comité de la gouvernance de la société; (ii) administrateur d'une autre entité dont l'un des cadres supérieurs a siégé au comité de la société; ou (iii) membre du comité de la gouvernance (ou autre comité du conseil d'administration effectuant des fonctions équivalentes, ou à défaut de pareil comité, le conseil d'administration au complet) d'une autre entité dont l'un des cadres supérieurs a été administrateur de la société.

Rémunération des administrateurs

À compter du 1er janvier 2003, les provisions annuelles et jetons de présence des administrateurs étaient comme suit : (i) une provision annuelle de 35 000 $; (ii) 4 000 $ à chaque membre d'un comité autre que le comité de vérification; (iii) 3 000 $ à chaque président d'un comité autre que le comité de vérification; (iv) 5 000 $ à chaque membre du comité de vérification; (v) 10 000 $ au président du comité de vérification; et (vi) un jeton de présence de 1 500 $ à chaque assemblée du conseil et réunion d'un comité.

À compter du 1er octobre 2003, les provisions annuelles et jetons de présence ont été majorés comme suit : (i) une provision annuelle de 50 000 $; (ii) 4 000 $ annuellement à chaque membre d'un comité autre que le comité de vérification; (iii) 3 000 $ annuellement à chaque président d'un comité autre que de vérification; (iv) 5 000 $ annuellement à chaque membre du comité de vérification; (v) 10 000 $ annuellement au président du comité de vérification; et (vi) un jeton de présence de 2 000 $ à chaque assemblée du conseil et réunion d'un comité et à chaque réunion spéciale demandée dont la durée est d'une demi-journée ou plus. En 2003, Joseph Wright et Iain Ronald ont chacun reçu de la Banque Le Choix du Président 20 000 $ en jetons de présence.

Dans le but d'harmoniser l'intéret des administrateurs et celui des actionnaires, chaque année, la société permet aux administrateurs de choisir de recevoir la totalité ou une partie de leur(s) provision(s) annuelle(s) et jetons de présence sous forme d'unités d'actions différées. Si un administrateur choisit de recevoir des unités d'actions différées, chacune d'elles représentant la valeur des actions ordinaires, sont alors créditées au compte de l'administrateur chaque trimestre, en fonction de la valeur au marché d'une action ordinaire. Les unités d'actions différées sont payées à l'administrateur à la fin de son service auprès du conseil. Le paiement sera fait en actions ordinaires, en fonction de la valeur au marché des actions ordinaires à la date du paiement.

Le conseil d'administration a approuvé des lignes directrices à l'intention des administrateurs en matière de propriété d'actions dont la cible établie est de détenir 250 000 $ d'actions. Les administrateurs doivent recevoir leurs provisions annuelles et jetons de présence en tout ou en partie sous forme d'unités d'actions différées jusqu'à ce qu'ils atteignent ledit seuil. Tous les administrateurs respectent ces lignes directrices.

Énoncé des pratiques en matière de gouvernance d'entreprise

Le conseil d'administration de la société et la direction sont de l'avis que des pratiques saines en matière de gouvernance d'entreprise, contribueront à la gestion efficace de la société ainsi qu'à la réalisation de ses plans stratégiques et d'exploitation, buts et objectifs. La société s'efforce de mettre en pratique des normes élevées de gouvernance d'entreprise et est de l'avis qu'elle a adopté, lors de l'élaboration de son approche en matière de gouvernance d'entreprise, les « meilleures pratiques ».

qu'un niveau minimum de propriété d'actions de la société et d'une société du groupe de la société, correspondant à un pourcentage du salaire, soit atteint sur une période de cinq années. Règle générale, les exigences se situent globalement aux niveaux suivants : pour le président, 5 fois le salaire de base; pour les vice-présidents exécutifs, 3 fois le salaire de base et pour les vice-présidents principaux, 2 fois le salaire de base. Les cadres supérieurs désignés respectent cette directive.

(iv) Régimes de retraite

Les cadres de direction participent au régime de retraite désigné de la société à l'intention des dirigeants. De plus, les cadres dirigeants de la société, y compris les cadres supérieurs désignés, ont droit à un régime complémentaire de retraite des employés. Des renseignements sur ces régimes se trouvent dans la section intitulée « Régime de retraite et allocation pour longues périodes de service des dirigeants » à la page 7.

Rémunération du président du conseil et du président

La rémunération du président du conseil et celle du président sont examinées et fixées par le comité de la gouvernance. Ni le président du conseil, ni le président ne participent aux décisions du comité de la gouvernance ou du conseil ou au vote concernant leur propre rémunération.

La rémunération globale du président du conseil et du président se compose de quatre éléments : salaire de base, incitations annuelles en espèces, incitations en options et en droits à la plus-value des actions et régimes de retraite. Le but du comité de la gouvernance est de s'assurer que les quatre éléments de la rémunération sont de manière générale bien équilibrés.

En 2003, le salaire de base de M. Lederer était de 1 200 000 $ conformément à son contrat. En 2003, il a reçu une prime annuelle de 851 750 $, compte tenu du rendement financier de la société y compris la réalisation de la prime EVA. Prenant effet le 1er janvier 2004, le salaire de base de M. Lederer a, conformément à son contrat, été majoré à 1 350 000 $ par année pour une période de trois ans et la limite maximale de sa prime a été majorée à 100 % du salaire. Des détails additionnels se trouvent dans la section intitulée « Ententes relatives à la retraite et contrats de travail » à la page 8.

En 2003, le salaire et la prime de M. Weston ont été révisés par le comité de la gouvernance pour refléter sa participation constante et son apport à la gestion de la société en plus d'agir à titre de président du conseil. En 2003, le salaire de base de M. Weston était de 800 000 $. Il a reçu une prime de 500 000 $ compte tenu du rendement financier de la société et du EVA réalisés par celle-ci.

Lorsqu'il fixe les salaires du président du conseil et du président, le comité de la gouvernance tient compte des renseignements divulgués publiquement en matière de rémunération de chefs de la direction de sociétés dont les revenus, la rentabilité et la capitalisation boursière sont comparables à ceux de la société ainsi que ceux de sociétés faisant partie d'un groupe de référence composé de sociétés canadiennes et américaines de même taille opérant dans le secteur du commerce de détail. Lorsque le comité de la gouvernance fixe les autres éléments composant leur rémunération, le comité tient compte de la prime EVA fournie à chaque cadre de direction en fonction de la réalisation des cibles financières de la société et du budget approuvés par le conseil. De plus, le comité de la gouvernance tient compte de leur apport à la société pour ce qui est du leadership démontré en ce qui a trait à la gestion de la société et de ses filiales, les augmentations de la valeur actionnariale, la croissance et le développement effectif de la société et la mise en place de nouvelles occasions d'affaires favorables à la croissance de la société et de ses filiales.

Ce rapport sur la rémunération des dirigeants est présenté par le comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération du conseil d'administration.

Anthony S. Fell (président du comité), Anthony R. Graham, G. Joseph Reddington et Joseph H. Wright a été méritée. Il résulte de cette méthode de versement que la prime EVA méritée au cours des années subséquentes peut soit augmenter ou diminuer le montant de la prime EVA reçue par les cadres de direction. Cela assure donc que la performance à long terme n'est pas sacrifiée par des décisions visant à rehausser la rentabilité à court terme.

(iii) Incitations en options et en droits à la plus-value des actions
Les cadres de direction participent au régime d'options de la société. Les attributions en vertu du régime d'options ont pour but de favoriser fortement l'optimisation du rendement futur à long terme. Le régime d'options rattache la rémunération aux intérêts des actionnaires, car la valeur des attributions est directement rattachée au cours futur des actions de la société.

Le régime d'options de la société a deux objectifs :

- inciter chaque titulaire d'options à participer à la préservation et à l'optimisation de la valeur actionnariale sur le long terme; et
- permettre à la société d'attirer et de conserver à son service des personnes expérimentées et compétentes et de les récompenser pour leur performance à long terme et leur performance future anticipée.

Les options sont attribuées aux cadres de direction en fonction d'un multiple du salaire de base reflétant leur poste, nombre d'années de service et responsabilités. Pour l'exercice terminé le 3 janvier 2004, le multiple a varié entre 10 fois le salaire pour les niveaux les plus élevés de la direction et 1 fois le salaire pour ce qui est du niveau des divisions d'exploitation. Des options ne sont pas attribuées chaque année et celles-ci sont examinées par le comité de la gouvernance dans le cadre de ses fonctions habituelles de révision.

En vertu du régime d'options, les participants peuvent choisir d'acquérir les actions ordinaires ou la plus-value des actions conformément aux modalités du régime d'options. L'attribution des options est faite dans le cadre de la rémunération totale sans tenir compte des attributions d'options non levées détenues par un membre donné de la direction bien que le total des droits d'options non acquis, soit examiné au moment des attributions d'options afin de s'assurer que la société demeure en tout temps à l'intérieur de la limite maximale cible soit pas plus de 5 % des actions ordinaires en circulation ne peuvent être assujetties à des options. Le comité de la gouvernance examine les options d'achat d'actions attribuées par les sociétés faisant partie du groupe de référence, décrit ci-dessus, afin de s'assurer que de telles attributions d'options aux cadres de direction de la société sont concurrentielles. Pour détenir des options d'achat d'actions, une personne doit être un membre de la direction ou un salarié de la société, d'une filiale ou d'une société du groupe de la société.

Le nombre maximal d'actions ordinaires pouvant être émises en vertu du régime d'options, en tout temps, sans obtenir au préalable l'approbation des actionnaires, ne peut excéder 20 405 991. Comme il a été mentionné ci-dessus, la cible de la société est de demeurer en tout temps en deçà de la limite de 5 % des actions ordinaires en circulation.

Le 15 janvier 2003, des options visant 2 367 746 actions ordinaires ont été attribuées au cours du marché à 196 salariés de la société. Le 15 octobre 2003, des options visant 20 000 actions ordinaires ont été attribuées au cours du marché à un salarié de la société.

En date du 9 mars 2004, des attributions d'options d'achat d'actions de la société visant un total de 5 104 434 actions ordinaires, représentant 1,9 % des actions ordinaires émises et en circulation, n'avaient pas été levées.

Pour inciter les cadres de direction de la société et de ses divisions d'exploitation à posséder des actions, la société a une directive en matière de propriété d'actions à l'intention des cadres dirigeants. Celle-ci exige

Groupe de référence

Lorsque la société établit la rémunération des cadres de direction, y compris les cadres supérieurs désignés, elle tient compte des pratiques de rémunération d'un groupe de référence composé de sociétés canadiennes et américaines de taille similaire opérant dans l'industrie de la distribution alimentaire et celle du commerce de détail. Lorsque le comité de la gouvernance détermine la rémunération des cadres supérieurs désignés, il tient compte également des renseignements divulgués publiquement en matière de rémunération des dirigeants par diverses sociétés ouvertes canadiennes dont les revenus, la rentabilité et la capitalisation boursière sont comparables à ceux de la société.

Des conseillers externes en rémunération sont engagés régulièrement par le comité de la gouvernance pour analyser le montant total de rémunération versée par la société et son mode afin de s'assurer que pareille rémunération est concurrentielle par rapport à celle versée par les sociétés faisant partie du groupe de référence décrit ci-dessus et qu'elle contribue efficacement à la réalisation des objectifs établis par la société.

Éléments composant la rémunération totale

La rémunération globale des cadres de direction de la société, y compris les cadres supérieurs désignés, se compose de quatre éléments : salaire de base, incitations annuelles en espèces, incitations en options et en droits à la plus-value des actions et régimes de retraite. La société vise à faire en sorte que le salaire et les incitations à court et à long terme de la rémunération de chaque cadre de direction soient répartis dans un équilibre approprié.

(i) Salaire de base

Le comité de la gouvernance examine les salaires de base sur deux ou trois ans des cadres de direction y compris ceux des cadres supérieurs désignés. Les salaires de base sont établis compte tenu des critères et points de référence concurrentiels énoncés ci-dessus. L'approche de la société en matière de rémunération en ce qui concerne les salaires de base est de se situer approximativement au niveau de la médiane du marché (50e centile) tout en prévoyant des opportunités additionnelles par le biais d'incitations discrétionnaires. En conséquence, bien que les salaires de base soient examinés régulièrement sur une base pluriannuelle, leur importance est relative et ils sont rarement augmentés sauf dans les cas de promotion ou de modification de responsabilités.

(ii) Incitations annuelles en espèces

Les cadres de direction participent à un régime de primes, basé sur les principes qui sous-tendent le concept EVA (« EVA »), qui est applicable à 152 cadres dirigeants. Ce régime est basé sur le bénéfice d'exploitation réalisé et le coût du capital nécessaire à la réalisation du bénéfice d'exploitation cible établi par la société. Aux fins du régime de primes, EVA est un outil qui sert à mesurer les performances dont le profit économique généré par les actifs utilisés par la société. Le calcul du EVA évalue le résultat opérationnel de la société par rapport au coût du capital, lié à la dette et aux capitaux propres, employé pour générer le bénéfice d'exploitation. Il s'ensuit qu'une partie importante de la rémunération annuelle de chaque cadre de direction est rattachée au EVA généré par l'entreprise de la société. Le régime de primes EVA harmonise davantage l'élément prime de la rémunération des cadres de direction avec les objectifs à long terme des actionnaires soit la création de résultats durables à long terme au-dessus du coût du capital. En mesurant le EVA par rapport au coût d'exploitation et au coût du capital, EVA mesure la productivité de tous les facteurs de production avec une attention particulière centrée sur la capacité de générer le bénéfice d'exploitation ainsi que sur l'efficacité de la gestion des actifs.

La prime EVA méritée dans une année donnée, est versée sur une période de trois ans, à raison d'un tiers chaque année subséquente à compter de l'année qui suit immédiatement l'année au cours de laquelle la prime

Ententes relatives à la retraite et contrats de travail
M. Lederer a été nommé président de la société le 1er janvier 2001 et a conclu un contrat de travail avec la société qui, entre autres, a fixé son salaire de base annuel à 1,2 million de dollars pendant trois ans et lui a donné droit a une prime jusqu'à concurrence de 1 million de dollars par année s'il atteint certains objectifs et à une attribution initiale d'options visant 164 950 actions ordinaires qui ont été attribuées le 8 janvier 2001 au cours du marché. Prenant effet le 1er janvier 2004 et conformément à son contrat, le salaire de base de M. Lederer a été révisé par le comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération et majoré à 1,35 million de dollars par année pour une période de trois ans et la limite maximale de sa prime basée sur le concept EVA a été majorée à 100 % du salaire tout comme celle des autres cadres dirigeants avec en plus à la discrétion du comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération un montant additionnel jusqu'à concurrence d'un maximum de 250 000 $. À la cessation de son emploi auprès de la société, M. Lederer pourra avoir droit à un paiement jusqu'à concurrence d'un maximum de 10 millions de dollars, sous réserve de certains engagements de non-concurrence.

Prenant effet le 1er janvier 2003, M. Mavrinac a conclu un contrat de cinq ans avec la société et sa société mère dans lequel son salaire de base a été fixé à 500 000 $ pendant deux ans et lui donne droit à une prime basée sur le concept EVA, jusqu'à concurrence d'un maximum de 100 % du salaire de base. À la cessation de son emploi auprès de la société, M. Mavrinac aura droit à un paiement jusqu'à concurrence d'un maximum de 5 millions de dollars, sous réserve de certains engagements de non-concurrence.

Rapport concernant la rémunération des dirigeants

Un résumé des responsabilités du comité de la gouvernance d'entreprise, de la formation du personnel, des mises en candidature et nominations et de la rémunération (le « comité de la gouvernance ») se trouve dans la section intitulée « Énoncé des pratiques en matière de gouvernance d'entreprise » à la page 12. Le comité est chargé entre autres d'examiner, d'approuver l'ensemble des politiques de rémunération et d'examiner, approuver ainsi que de faire des recommandations relatives à la rémunération des cadres de direction de la société et de ses divisions d'exploitation, y compris, la rémunération des cadres supérieurs désignés mentionnés au tableau synoptique de la rémunération à la page 5.

En date du 9 mars 2004, les membres du comité de la gouvernance étaient Anthony S. Fell (président du comité), Anthony R. Graham, G. Joseph Reddington et Joseph H. Wright. À l'exception de M. Graham, tous sont indépendants au sens des normes présentées comme les meilleures pratiques et publiées aux fins de consultation par les Autorités canadiennes en valeurs mobilières en janvier 2004. M. Graham n'est pas indépendant uniquement en raison du fait qu'il est cadre supérieur de Wittington Investments, Limited.

Approche en matière de rémunération
Les ententes de la société en matière de rémunération de ses cadres de direction ont pour but d'attirer, de conserver à son service et motiver des personnes pouvant contribuer de façon efficace au succès à long terme et objectifs de la société. Les cadres de direction reçoivent une rémunération établie en fonction de leur niveau de responsabilité et d'expérience, de la valeur sur le marché des fonctions qu'ils exécutent ainsi que de la réalisation par la société de ses objectifs ainsi que la création de valeur actionnariale.

La société vise à offrir à ses cadres de direction une rémunération qui dans l'ensemble, y compris salaire de base, incitations annuelles en espèces et incitations en options et en droits à la plus-value des actions, se positionne dans le premier quartile (75e centile) de la rémunération versée pour des postes comportant des responsabilités et une portée équivalente par les sociétés faisant partie du groupe de référence décrit ci-dessous.

Nom	Nombre de titres/DPVA acquis à la levée ou à l'exercice[1]	Valeur globale réalisée ($)[1)2)]	Nombre d'options non levées à la fin de l'exercice Pouvant être levées	Ne pouvant être levées	Date d'attribution de l'option/ du DPVA	Valeur des options non levées/DPVA non exercés dans le cours à la fin de l'exercice ($) Pouvant être levées/ exercés	Ne pouvant être levées/ exercés
Richard P. Mavrinac	2 000	75 844	–	–	30 janvier 1998	–	–
	1 404	37 658	–	1 404	13 janvier 1999	–	45 279
	7 520	228 773	–	15 040	11 janvier 2000	–	539 184
			–	46 642	15 janvier 2003	–	664 648

(1) Actions ordinaires de la société
(2) Valeur avant impôts accumulée depuis la date d'attribution de l'option jusqu'à la date de levée ou d'exercice.

Régime de retraite et allocation pour longues périodes de service des dirigeants
Le tableau suivant illustre les prestations annuelles estimatives que recevront, à l'âge normal de la retraite, tous les cadres dirigeants participant au régime de retraite désigné de la société à l'intention des dirigeants (le « régime »). Les prestations annuelles ne comprennent pas les prestations de raccordement liées aux prestations de la Sécurité de la vieillesse et du Régime de pensions du Canada. La formule utilisée pour calculer les prestations annuelles tient compte du salaire de base annuel moyen du cadre dirigeant et le nombre d'années de service.

Tableau du régime de retraite

Salaire de base annuel (en milliers de dollars)	Années de service 15	20	25	30	35
75	22 500	30 000	37 500	45 000	52 500
100	25 833	34 444	43 055	51 666	60 277
125 et plus	25 833	34 444	43 055	51 666	60 277

De plus, les cadres dirigeants de la société ont droit à une allocation de retraite annuelle en vertu du régime complémentaire de retraite des employés (le « RCRE ») jusqu'à concurrence de 50 % du salaire final, pour un maximum de 100 000 $, comprenant toutes prestations de retraite payables de toutes les sources de la société. Aux termes du RCRE, John A. Lederer, David K. Bragg, David R. Jeffs et Richard P. Mavrinac auront chacun droit à une allocation de retraite annuelle, à la date normale de leur retraite, établie selon le nombre respectif d'années de service de chacun de ces derniers, au taux de 2 % par année, jusqu'à concurrence de 50 % du salaire de base moyen des trois meilleures années de leur service respectif, ainsi que le définit le régime. En vertu de leur contrat respectif, Messieurs John A. Lederer et Richard P. Mavrinac ont droit, à l'âge de 60 ans, à une allocation globale de retraite annuelle de 500 000 $ et 250 000 $ respectivement, selon le nombre d'années de leur service respectif. Ces paiements comprennent tout montant annuel qui est payable aux termes du régime, du RCRE et/ou de tout régime de retraite d'une société du groupe de la société. Les règlements du régime autrement applicables au régime s'appliquent à cette allocation de retraite annuelle.

Les années de service décomptées totales estimatives de chacun des cadres supérieurs désignés, à l'âge normal de la retraite, sont les suivantes : John A. Lederer (34,2); David K. Bragg (25,6), David R. Jeffs (38,9) et Richard P. Mavrinac (30,4). W. Galen Weston (27,8) participe au régime de retraite désigné de George Weston limitée à l'intention des dirigeants lequel comporte les mêmes caractéristiques que le régime.

Au cours de 2003, des attributions d'options de la société ont été faites aux cadres supérieurs désignés, comme suit :

Nom	Nombre de titres visés par des options/DPVA attribués [1]	% du total des options/ DPVA attribués aux employés le 15 janvier 2003	Prix de levée/ d'exercice ou de base ($/titre)	Valeur au marché des titres visés par les options/ DPVA à la date d'attribution ($/titre)	Date d'expiration
W. Galen Weston	149 254	6,3 %	53,60 $	53,60 $	15 janvier 2010
John A. Lederer	149 254	6,3 %	53,60 $	53,60 $	15 janvier 2010
David K. Bragg	41 978	1,77 %	53,60 $	53,60 $	15 janvier 2010
David R. Jeffs	52 239	2,21 %	53,60 $	53,60 $	15 janvier 2010
Richard P. Mavrinac	46 642	1,97 %	53,60 $	53,60 $	15 janvier 2010

(1) Actions ordinaires de la société

Le tableau suivant présente, où cela s'applique, les options sur des actions ordinaires qui ont été levées en 2003 et les options non levées en date du 3 janvier 2004 pour chacun des cadres supérieurs désignés :

Options levées ou DPVA exercés au cours du dernier exercice et valeur des options et des DPVA en fin d'exercice

Nom	Nombre de titres/DPVA acquis à la levée ou à l'exercice [1]	Valeur globale réalisée ($) [1)2)]	Nombre d'options non levées à la fin de l'exercice		Date d'attribution de l'option/ du DPVA	Valeur des options non levées/DPVA non exercés dans le cours à la fin de l'exercice ($)	
			Pouvant être levées	Ne pouvant être levées		Pouvant être levées/ exercés	Ne pouvant être levées/ exercés
W. Galen Weston			37 500	75 000	11 janvier 2000	1 344 375	2 688 750
			16 496	24 744	8 janvier 2001	319 197	478 796
			–	149 254	15 janvier 2003	–	2 126 869
John A. Lederer	12 632	488 631	–	–	3 janvier 1997	–	–
	17 368	493 806	70 064	–	30 janvier 1998	3 037 274	–
			11 236	2 809	13 janvier 1999	362 361	90 590
			112 500	75 000	11 janvier 2000	4 033 125	2 688 750
			65 980	98 970	8 janvier 2001	1 276 713	1 915 069
			–	149 254	15 janvier 2003	–	2 126 869
David K. Bragg	2 000	79 018	–	–	30 janvier 1998	–	–
			2 808	1 404	13 janvier 1999	90 558	45 279
			13 130	26 260	11 janvier 2000	470 710	941 421
			–	41 978	15 janvier 2003	–	598 186
David R. Jeffs	26 315	1 250 015	–	–	3 janvier 1997	–	–
			15 000	–	30 janvier 1998	650 250	–
			5 616	1 404	13 janvier 1999	181 116	45 279
			59 070	39 380	11 janvier 2000	2 117 659	1 411 773
			40 000	60 000	19 octobre 2001	752 000	1 128 000
			–	52 239	15 janvier 2003	–	744 405

La *Loi canadienne sur les Sociétés par actions* permet à certains actionnaires admissibles de la société de soumettre à la société des propositions d'actionnaire lesquelles peuvent être incluses dans la circulaire de sollicitation de procurations de la direction afférente à une assemblée annuelle des actionnaires. Le 21 décembre 2004 est la date d'échéance du dépôt auprès de la société de propositions d'actionnaire pour l'assemblée annuelle des actionnaires en 2005.

Rémunération des dirigeants

Le tableau suivant présente, ainsi que le prévoit les lois applicables, la rémunération que la société et ses filiales ont versée aux personnes qui étaient, à la fin de 2003, les cinq cadres supérieurs, y compris le chef de la direction et le chef de la direction financière, responsables des orientations, les mieux rémunérés de la société et de ses filiales principales (collectivement, les « cadres supérieurs désignés ») pour les services qu'ils ont rendus, à quelque titre que ce soit, à la société ou à une filiale en 2003, en 2002 et en 2001.

Tableau synoptique de la rémunération

		Rémunération annuelle			Rémunération à long terme		
					Attributions	Versements	
Nom et Poste principal	Année	Salaire ($)	Primes ($)	Autre rémunération annuelle ($)	Nombre de titres visés par des options/ DPVA attribués [1]	Versements au titre d'un régime incitatif à long terme ($)	Toute autre rémunération ($)
W. Galen Weston	2003	800 000	500 000	–	149 254	–	–
Président du conseil de la	2002	800 000	500 000	–	–	–	–
société	2001	1 200 000	500 000	–	41 240	–	–
John A. Lederer	2003	1 200 000	851 750	–	149 254	–	–
Président de la société	2002	1 200 000	781 500	–	–	–	–
	2001	1 200 000	630 732	–	164 950	–	–
David K. Bragg	2003	375 000	277 624	–	41 978	–	–
Président de Les Propriétés	2002	330 000	242 499	–	–	–	–
Loblaw limitée	2001	330 000	263 696	–	–	–	–
David R. Jeffs	2003	700 000	509 966	–	52 239	–	–
Président de Westfair	2002	600 000	393 999	–	–	–	–
Foods Ltd.	2001	583 333	329 767	–	100 000	–	–
Richard P. Mavrinac	2003	500 000	284 916	–	46 642	–	–
Vice-président exécutif	2002	275 000	233 750	–	–	–	–
de la société	2001	275 000	201 575	–	–	–	–

(1) Actions ordinaires de la société

Attributions d'options et de DPVA au cours du dernier exercice (2003)

En vertu de son régime d'options d'achat d'actions (« régime d'options »), la société attribue des options d'achat d'actions ordinaires ou de recevoir des droits à la plus-value associés aux attributions d'options qui sont évaluées en fonction de la juste valeur au marché des actions ordinaires à la fermeture des bureaux le jour précédant l'attribution. Les options d'achat d'actions ont un terme de sept ans, peuvent être levées au cours du marché des actions ordinaires le jour précédant l'attribution et sont acquises par tranche de 20 % à chacune des première, deuxième, troisième, quatrième et cinquième date d'anniversaire de l'attribution. Messieurs John A. Lederer, Richard P. Mavrinac et W. Galen Weston participent aussi au régime d'options d'achat d'actions de George Weston limitée. Les détails de ce dernier régime sont précisés dans la circulaire de sollicitation de procurations de la direction de George Weston limitée.

	Âge	Administrateur depuis	Actions ordinaires	Unités d'actions différées	Titres de George Weston limitée
Pierre Michaud, Montréal, Québec Président du conseil de Provigo inc. (une filiale de la société)	60	1999	85 284	–	–
Thomas C. O'Neill, Toronto, Ontario Administrateur de sociétés, auparavant président du conseil de PricewaterhouseCoopers Consulting (cabinet comptable et société de services-conseils)	58	2003	2 000	397	500[i]
G. Joseph Reddington, Lititz, Pennsylvanie Président du conseil et chef de la direction de Breuners Home Furnishings Corporation (société de vente de meubles au détail)	62	1994	3 000	2 817	–
T. Iain Ronald, Toronto, Ontario Administrateur de sociétés	71	1992	6 000	2 679	–
W. Galen Weston, Toronto, Ontario Président du conseil de la société	63	1972	173 544 635	–	80 691 887[i]
Joseph H. Wright, Toronto, Ontario Associé directeur général de Barnagain Capital (société de placements)	61	1996	7 086	3 482	–

i Actions ordinaires de George Weston limitée
ii Actions privilégiées de série I de George Weston limitée
iii Actions privilégiées de série II de George Weston limitée
iv Unités d'actions différées de George Weston limitée

Reconduction du vérificateur

Il est proposé que KPMG s.r.l., comptables agréés, soit reconduit dans ses fonctions de vérificateur de la société pour rester en fonction jusqu'à la prochaine assemblée annuelle des actionnaires en 2005. KPMG s.r.l. agit à titre de vérificateur de la société depuis plus de dix années.

Pour les années 2003 et 2002, les honoraires reçus par KPMG s.r.l. et des sociétés de son groupe, se répartissent comme suit :

	2003	2002
	(en milliers de $)	
KPMG s.r.l.		
Services de vérification	1 166	1 200
Services afférents à la vérification	400	264
Services afférents à la fiscalité	327	384
Autres services	455*	73
Total des honoraires	2 348	1 921

*425 $ pour une aide à la planification et à la documentation dans le cadre d'une révision des procédures et contrôles financiers internes de la société.

Proposition d'actionnaire

La proposition d'actionnaire qui a été présentée afin d'être étudiée à l'assemblée et la recommandation de la direction et du conseil d'administration, figurent à l'annexe C de la présente circulaire. Pour être adoptée, la proposition doit être approuvée par une majorité simple des voix exprimées à l'assemblée.

Confidentialité du vote
Afin de préserver la confidentialité du vote, c'est l'agent des transferts qui dénombre les procurations et met en tableau les résultats. Cette tâche est accomplie indépendamment de la société. Les procurations ne sont présentées à la société que si un actionnaire a clairement l'intention de faire connaître sa position à la direction ou lorsqu'il est nécessaire d'agir ainsi pour respecter les exigences du droit applicable.

Élection des administrateurs

Le 9 mars 2004, le conseil d'administration, conformément aux règlements de la société, a décidé que le nombre de membres du conseil devant être élus lors de l'assemblée serait de 13. Les personnes nommées dans le tableau ci-dessous sont proposées comme candidats aux postes d'administrateur de la société. De l'avis de la direction, aucun des candidats ne devrait être empêché d'occuper le poste d'administrateur, mais si une telle situation se présentait pour une raison ou une autre avant l'assemblée, **les personnes nommées dans le formulaire de procuration ci-joint pourraient voter pour un autre candidat de leur choix.** Chaque administrateur sera élu pour demeurer en fonction jusqu'à la prochaine assemblée annuelle ou jusqu'à ce que l'administrateur démissionne ou un successeur soit élu ou nommé.

Le tableau suivant contient des renseignements relatifs à chacun des candidats, y compris, le nombre d'actions ordinaires dont ils sont propriétaires réels ou sur lesquelles ils exercent un contrôle ou ont la haute main ainsi que le nombre d'unités d'actions différées de la société détenues par eux en date du 9 mars 2004. Des notes biographiques et les responsabilités actuelles de ces candidats auprès des comités figurent à l'annexe A. Les questions relevant de l'indépendance et des liens des administrateurs sont traitées dans l'énoncé des pratiques en matière de gouvernance d'entreprise.

Renseignements concernant les candidats aux postes d'administrateur

	Âge	Administrateur depuis	Actions ordinaires	Unités d'actions différées	Titres de George Weston limitée
John M. Cassaday, Toronto, Ontario Président et chef de la direction de Corus Entertainment Inc. (société médiatique et de production)	50	1999	5 865	3 199	–
Camilla H. Dalglish, Toronto, Ontario Administratrice de sociétés	66	1991	800	2 847	310 560[i] 20 000[ii] 40 000[iii]
Robert J. Dart, Toronto, Ontario Vice-président du conseil de Wittington Investments, Limited (une société du groupe de la société et société de placements)	65	1994	5 000	–	35 000[i] 2 000[ii] 4 000[iii]
Anthony S. Fell, Toronto, Ontario Président du conseil de RBC Marché des capitaux inc. (société financière et de placements)	65	2001	20 000	2 335	–
Anne L. Fraser, Calgary, Alberta Administratrice de sociétés	63	2000	500	926	1 500[i] 500[ii] 1 065[iv]
Anthony R. Graham, Toronto, Ontario Président de Wittington Investments, Limited (une société du groupe de la société et société de placements)	47	1999	10 000	2 810	10 000[i] 1 653[iv]
John A. Lederer, Toronto, Ontario Président de la société	48	2002	50 000	–	–

Puisque la société n'a pas accès à la liste de noms de ses actionnaires non inscrits, si un actionnaire non inscrit souhaite assister à l'assemblée, la société n'aura aucune écriture au registre attestant des actions détenues par l'actionnaire non inscrit ou des droits de vote afférents à moins que la personne désignée n'ait nommé l'actionnaire non inscrit, fondé de pouvoir. Donc, si un actionnaire non inscrit souhaite assister et voter en personne à l'assemblée, le nom dudit actionnaire non inscrit devrait être écrit dans l'espace prévue sur le formulaire pour instructions relatives au vote qui lui a été envoyé par sa personne désignée. En ce faisant, un actionnaire non inscrit donne instruction à la personne désignée de nommer ledit actionnaire non inscrit fondé de pouvoir. Les actionnaires non inscrits devraient signer et suivre les instructions données par leur personne désignée respective en ce qui a trait au retour du formulaire. Les actionnaires non inscrits qui voteront à l'assemblée n'ont pas à remplir la section du formulaire relative aux instructions pour le vote.

Les actionnaires non inscrits devraient suivre les instructions stipulées dans les formulaires qu'ils reçoivent et, s'ils ont besoin d'assistance, contacter sans délai leurs intermédiaires.

Droit de vote et pouvoir discrétionnaire du fondé de pouvoir

Les droits de vote afférents aux actions ordinaires représentées par des procurations dûment signées et retournées en faveur des personnes indiquées dans la partie imprimée du formulaire de procuration ci-joint, seront ou ne seront pas exercés dans le cadre de tout scrutin qui peut être tenu à l'égard de toute question indiquée dans la procuration conformément aux instructions qui y sont données. **Si aucune instruction n'est donnée, les droits de vote afférents à ces actions ordinaires seront exercés pour l'élection des administrateurs, pour la reconduction du vérificateur dans ses fonctions et contre la proposition d'actionnaire figurant à l'annexe C ci-jointe.**

La procuration confère un pouvoir discrétionnaire aux personnes qui y sont nommées à l'égard de toute modification apportée aux questions énoncées dans l'avis de convocation à l'assemblée annuelle et à l'égard de toute autre question qui peut être dûment soumise à l'assemblée. **Les droits de vote afférents aux actions ordinaires représentées par les procurations en faveur des candidats de la direction seront exercés à l'égard de toute question selon les directives de la direction.** La direction de la société n'a connaissance d'aucune modification ni d'aucune autre question qui doit être soumise à l'assemblée.

Date de clôture des registres

Les porteurs d'actions ordinaires qui sont inscrits à la fermeture des bureaux le 2 avril 2004 ont droit à une voix à l'assemblée pour chaque action ordinaire immatriculée à leur nom à cette date.

Titres comportant droit de vote

À l'heure actuelle, 274 696 614 actions ordinaires de la société sont émises et en circulation.

Actionnaire contrôlant

M. W. Galen Weston et George Weston limitée détiennent en propriété réelle, directement ou indirectement, par l'entremise de Distribution alimentaire Weston Inc. et Weston Holdings Limited, 173 544 635 actions ordinaires, soit 63,17 % des actions ordinaires en circulation. M. W. Galen Weston, par l'entremise de Wittington Investments, Limited et de sociétés dudit groupe, détient en propriété réelle ou contrôle 80 691 887 actions ordinaires en circulation de George Weston limitée, soit 62,62 % de ces actions.

Nombre de votes requis pour approbation

Pour être adopté, chacun des points mentionnés dans l'avis de convocation à l'assemblée annuelle joint à la présente circulaire doit être approuvé par une majorité des voix exprimées en personne ou par procuration.

Les Compagnies Loblaw limitée

Circulaire de sollicitation de procurations de la direction

Sollicitation de procurations

La présente circulaire de sollicitation de procurations de la direction (la « circulaire ») est fournie relativement à la sollicitation, par la direction de LES COMPAGNIES LOBLAW LIMITÉE (la « société »), de procurations devant être utilisées à l'assemblée annuelle des actionnaires de la société (l' « assemblée ») qui aura lieu le mercredi 5 mai 2004, à 11 h (heure locale) dans le Constitution Hall, salle 105, du Palais des congrès du Toronto métropolitain, situé au 255 rue Front Ouest, Toronto (Ontario) M5V 2W6, ou à toute reprise de celle-ci. La société prendra en charge le coût de cette sollicitation.

À l'assemblée, les actionnaires se prononceront sur les questions indiquées dans l'avis de convocation à l'assemblée annuelle joint à la présente circulaire, y compris l'élection des administrateurs, la reconduction du vérificateur dans ses fonctions et la proposition d'actionnaire figurant à l'annexe C ci-jointe. De plus, la direction de la société fera un compte rendu des résultats de la société et répondra aux questions des actionnaires.

Révocation des procurations

L'actionnaire inscrit porteur d'actions ordinaires de la société (« actions ordinaires ») qui a donné une procuration peut la révoquer d'un acte écrit de sa main ou par son mandataire autorisé par écrit à ce faire ou, si l'actionnaire est une société, par son ou ses membre(s) de la direction dûment autorisé(s) ou un mandataire autorisé par écrit à ce faire. Cet écrit doit être déposé soit au siège social de la société, situé au 22 avenue St. Clair Est, bureau 1500, Toronto (Ontario) M4T 2S8, soit au bureau de l'agent des transferts de la société, la Société de fiducie Computershare du Canada, situé au 100 avenue University, 8e étage, Toronto, (Ontario) M5J 2Y1 (l'« agent des transferts »), en tout temps jusqu'au dernier jour ouvrable inclusivement précédant le jour de l'assemblée ou de toute reprise de celle-ci à laquelle la procuration doit être utilisée, ou auprès du secrétaire de l'assemblée, le jour de l'assemblée ou de la reprise de celle-ci avant son ouverture.

Un actionnaire non inscrit (tel que défini ci-dessous) peut en tout temps révoquer, par un avis écrit à l'intermédiaire, un formulaire d'instructions relatives au vote ou une renonciation au droit de recevoir la documentation connexe à l'assemblée et de voter, remis à un intermédiaire. Cependant, un intermédiaire n'est pas tenu de donner acte à une révocation d'un formulaire d'instructions relatives au vote ou d'une renonciation au droit de recevoir la documentation et de voter qui n'est pas reçue par l'intermédiaire au moins sept jours avant l'assemblée.

Actionnaires non inscrits

Si les actions ordinaires de la société ne sont pas inscrites au nom de l'actionnaire (« actionnaire non inscrit »), elles seront détenues au nom d'une « personne désignée » laquelle est habituellement une société de fiducie, un courtier en valeurs mobilières ou autre institution financière. La personne désignée doit demander à l'actionnaire non inscrit, des instructions relatives au vote sur pareilles actions ordinaires. C'est pour cette raison que les actionnaires non inscrits auraient dû recevoir la présente circulaire de la part de leur personne désignée respective, ainsi qu'un formulaire pour instructions relatives au vote. Afin de s'assurer que leurs actions ordinaires seront votées, selon leurs instructions, les actionnaires non inscrits devraient suivre méticuleusement les instructions de signature et de retour données par leur personne désignée respective sachant que les instructions de signature et de retour varient d'une personne désignée à l'autre.

TABLE DES MATIÈRES

Les Compagnies Loblaw limitée

Avis de convocation à l'assemblée annuelle des actionnaires qui aura lieu le 5 mai 2004

À NOS ACTIONNAIRES : l'assemblée annuelle des actionnaires, de 2004, de Les Compagnies Loblaw limitée aura lieu le mercredi 5 mai 2004 à 11 h (heure locale) dans le Constitution Hall, salle 105, du Palais des congrès du Toronto métropolitain, situé au 255 rue Front Ouest, Toronto (Ontario), aux fins suivantes :

1. la présentation des états financiers consolidés de la société pour l'exercice terminé le 3 janvier 2004 et du rapport du vérificateur y afférent;

2. l'élection des administrateurs;

3. la reconduction du vérificateur;

4. l'étude de la proposition d'actionnaire énoncée à l'annexe C de la circulaire de sollicitation de procurations de la direction ci-jointe; et

5. l'étude de toute autre question qui pourrait être dûment soumise à l'assemblée annuelle ou à toute reprise de celle-ci.

Une circulaire de sollicitation de procurations de la direction et un formulaire de procuration sont joints au présent avis de convocation à l'assemblée annuelle.

Fait à Toronto (Ontario), le 22 mars 2004.

PAR ORDRE DU CONSEIL
D'ADMINISTRATION



Stewart E. Green
Le vice-président principal et secrétaire

Nota :

Les actionnaires ont le droit de voter à l'assemblée annuelle en personne ou par procuration. Tout actionnaire qui ne peut assister en personne à l'assemblée annuelle est prié de remplir, de dater et de signer le formulaire de procuration ci-joint et de le retourner dans l'enveloppe fournie à cet effet à l'agent des transferts de la société, la Société de fiducie Computershare du Canada.

Pour assister à l'assemblée annuelle, tous les actionnaires et les invités devraient avoir en leur possession une pièce d'identité portant photo et une carte d'entrée qui leur sera remise sur demande lorsqu'ils s'inscriront auprès de l'agent des transferts afin de pouvoir accéder à l'assemblée annuelle. Des mesures de sécurité seront en usage. Aucun appareil photo, colis, paquet, sac à dos ou sac ne sera autorisé dans la salle de l'assemblée.

Les Compagnies Loblaw limitée

avril 2004

Monsieur, Madame l'actionnaire,

J'ai le plaisir de vous inviter à assister à notre assemblée annuelle des actionnaires, qui se tiendra le mercredi 5 mai 2004, à 11 h (heure locale), dans le Constitution Hall, salle 105, du Palais des congrès du Toronto métropolitain, situé au 255 rue Front Ouest, Toronto (Ontario) pour y rencontrer le conseil d'administration et la haute direction. L'avis de convocation à l'assemblée annuelle et les documents connexes sont joints aux présentes.

Nous avons encore connu une robuste année et je suis toujours persuadé du progrès et de l'orientation de notre entreprise dans tous ses secteurs d'exploitation et pour 2004, j'anticipe une solide performance.

Veuillez agréer, Monsieur, Madame l'actionnaire, mes sincères salutations.

Le président du conseil,

W. Galen Weston

W. Galen Weston

LOBLAW COMPANIES LIMITED

Detail of Earnings Coverage Calculation on Interest on Long Term Debt
For the 53 weeks ended January 3, 2004
($ millions)

	Actual	Pro Forma Note (1)
CONSOLIDATED INTEREST ON LONG TERM DEBT		
Net long term interest expense	224	236
Consolidated interest on long term debt	224	236
CONSOLIDATED EARNINGS		
Operating income	1,467	1,467
Other interest income	28	28
Earnings before long term debt interest and taxes	1,495	1,495
Consolidated earnings for calculation	1,495	1,495
EARNINGS COVERAGE ON INTEREST ON LONG TERM DEBT	6.674	6.335

Note:
(1) The Pro Forma consolidated interest on long term debt includes an annualized interest expense of $12 related to the $200 of Medium Term Notes issued on January 29, 2004 pursuant to the 2003 Short Form Prospectus.

LOBLAW COMPANIES LIMITED

2003

ANNUAL INFORMATION FORM

LOBLAW COMPANIES LIMITED

2003 ANNUAL INFORMATION FORM

TABLE OF CONTENTS

The information in this Annual Information Form is current to March 9, 2004, unless otherwise noted. All amounts are in Canadian dollars.

CORPORATE STRUCTURE

Incorporation

Loblaw Companies Limited was incorporated on January 18, 1956, although portions of its business originated before 1900. It was continued under the Canada Business Corporations Act by certificate of continuance dated May 7, 1980. The registered and principal executive office of Loblaw Companies Limited is located at 22 St. Clair Avenue East, Toronto, Canada M4T 2S7.

Intercorporate Relationships

Loblaw Companies Limited is a holding company which carries on its business through its subsidiaries. A list of the subsidiaries of the Company that carry on its principal business operations is given below. In each case, the Company owns 100% of the voting and non-voting securities either directly or indirectly. Throughout this Annual Information Form, Loblaw Companies Limited and its subsidiaries are collectively referred to as the "Company".

Subsidiary	Jurisdiction of Incorporation
Loblaws Inc.	Ontario
Loblaw Financial Holdings Inc.	Ontario
Loblaw Properties Limited	Ontario
Loblaw Brands Limited	Canada
Loblaws Supermarkets Limited	Ontario
Atlantic Wholesalers Ltd.	New Brunswick
Fortinos Supermarket Ltd.	Ontario
National Grocers Co. Ltd.	Ontario
Zehrmart Inc.	Ontario
Glenhuron Bank Limited	Barbados
President's Choice Bank	Canada
Provigo Inc.	Quebec
Provigo Distribution Inc.	Quebec
Provigo Properties Limited	Canada
Westfair Foods Ltd.	Canada
Westfair Supermarkets Holding Inc.	Canada
Loblaw Properties West Inc.	Canada

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

During the three year period ended January 3, 2004, the Company continued to expand its asset base and to reinvest in existing assets in order to position the Company for sustainable future growth. During this period, cumulative capital investment, funded through cash flows from operating and financing activities, was $3.5 billion.

During the latest three year period, total sales increased at a cumulative average annual rate of approximately 7.8%. Corporate stores and franchised stores (as such terms are hereafter defined) square footage increased at cumulative average annual growth rates of approximately 6.5% and 2.9%, respectively. The number of corporate stores over the same three year period increased from 606 to 646 with a trend towards expanded store size and increased variety of products and services. The number of franchised stores declined from 405 to 397 over the same three year period.

Basic net earnings per common share have been steadily increasing each year over the latest three year period. During the three years from December 31, 2000 to January 3, 2004, the cumulative average annual growth rate of basic net earnings per common share was approximately 22% (18% after adjusting for the discontinuance of goodwill charges in 2002).

Products and Trends

The Company pursues a strategy of enhancing profitability on a market-by-market basis by using a multi-format approach. This multi-format approach enables the Company to serve a greater variety of consumers, compete on price and place the right offerings in the right markets. Traditional food offerings remain at the core of the Company's business and are the principal means of attracting consumers into our stores. The Company's food offerings are enhanced by a strong control label program which assists in creating customer loyalty and price competitiveness. The Company's food offerings are also complemented by an array of non-food offerings creating a one-stop shopping experience. These non-food offerings include pharmacies, photo labs, apparel, health and beauty, housewares, home accessories, flower markets, lawn and garden centres, gas bars and electronics. In order to meet more of its customers' everyday household needs, the Company is constructing larger stores and retrofitting existing locations, where appropriate for the local market, allowing the Company to offer a wider variety of products and services.

During 2003, the Company introduced *The Real Canadian Superstore* ("RCSS") format to the Ontario market. The establishment of this large store program is expected to continue in 2004 and beyond, so that the Company can continue to deliver to its customers a unique shopping experience that includes an expanded selection of products and services at competitive prices. As part of a long term labour strategy to establish a competitive framework for the RCSS concept in Ontario, 541 employees in Ontario accepted a voluntary early retirement offer which resulted in a charge of $25 million to operating income in 2003. Subsequent to year end 2003, an additional 94 employees had accepted the voluntary early retirement offer which will result in an additional charge of $2 million to operating income in the first quarter of fiscal 2004.

The strength of the Company's control label program has also allowed the Company to expand its *President's Choice* brand to financial services. Over the past three years, the number of customers using *President's Choice Financial* services has grown and the range of products and services now available includes chequing and savings accounts, mortgages, RRSPs, loans and lines of credit. These services are provided by Amicus Bank, a member of the CIBC group of companies. President's Choice Bank, a subsidiary of the Company, launched the *President's Choice Financial* MasterCard® in 2001 throughout Canada except Quebec, where it was launched in February 2004. In 2003, President's Choice Bank securitized an additional portion of its credit card receivables, generating proceeds of $202 million.

In connection with the offering of *President's Choice Financial* services and the *President's Choice Financial* MasterCard, the Company operates a loyalty program known as *PC* points. Customers using such products and services can earn *PC* points which can be redeemed towards the purchase of groceries at the Company's corporate stores and franchised stores and, more recently, a wide variety of rewards, including travel, gift certificates and home and living accessories from the new *PC* Points Collectors Guide.

In October 2003, the Company introduced *PC Financial* auto and home insurance through its subsidiary PC Financial Insurance Agency Inc. to selected markets in Ontario. These products are provided and underwritten by Aviva Canada Inc. Aviva Canada Inc. is the parent company of one of the largest and most experienced groups of property and casualty insurance providers in Canada. Rollout of this product across Ontario and Canada is planned to occur throughout 2004 and 2005.

In support of its retail operations, the Company is also focusing on the optimization of its warehouse and distribution network, on creating national platforms for its procurement and information technology functions and on the consolidation of corporate and support functions. By adopting best practices across the Company in these functions, the resulting cost savings can be used to further improve its value proposition to its customers across all its formats and strengthen its competitive position in the future.

DESCRIPTION OF THE BUSINESS

Operations

The Company, through its subsidiaries, carries on business in the food distribution industry by operating across Canada through company owned stores ("corporate stores"), franchised independent stores ("franchised stores"), associated stores and by servicing independent accounts. In addition to food products, corporate stores and franchised stores have an assortment of non-food products and specialty service areas for everyday household needs. The Company has developed a highly successful line of control label products and services which are sold or made available in corporate stores, franchised stores and associated stores and are available on a limited basis to its independent account customers. Certain lines of the Company's control label products are marketed in select supermarket chains in other countries.

Geographic and Banner Summary

For the recently completed year, the Company operated across Canada as set out below:

	Corporate Stores	Franchised Stores	Associated Stores	Independent Accounts	Warehouses
British Columbia	39	44	21	7	1
Yukon	1	1	0	0	0
Northwest Territories	3	0	1	1	0
Alberta	58	5	15	1,521	4
Saskatchewan	34	14	43	1,656	2
Manitoba	20	4	51	59	1
Ontario	165	242	18	76	9
Quebec	245	29	432	1,650	10
New Brunswick	22	24	5	348	2
Nova Scotia	37	24	2	595	2
Prince Edward Island	5	3	1	186	0
Newfoundland and Labrador	17	7	9	577	2
Total	646	397	598	6,676	33

The average store size at year end 2003 for corporate stores and franchised stores was 50,500 and 24,400 square feet, respectively. The average store size for corporate stores and franchised stores has increased by 13.2% and 10.9% respectively over the last three years.

Whenever practical, the Company follows the strategy of purchasing sites for future store locations. At year end 2003, the Company owned 67% of the real estate on which its corporate stores are located, as well as various properties under development or held for future development. The Company's owned properties are essentially unencumbered with $36 million in mortgage debt on total fixed assets including real estate, having a net book value of approximately $6.4 billion at year end 2003. The total square footage of the corporate stores is approximately 32.6 million square feet.

For the recently completed year, the Company operated directly through corporate stores and indirectly through franchised stores and associated stores under the following banners:

Corporate Banners	Number of Stores
Atlantic Superstore	50
Cash and Carry (Ontario, Atlantic, Quebec under the name Presto)	65
Dominion (in Newfoundland and Labrador)	15
Extra Foods	70
Loblaws	97
Loblaws, The Real Canadian Superstore	3
Maxi (including Maxi & Cie)	92
Provigo	94
The Real Canadian Superstore	60
The Real Canadian Wholesale Club	33
Zehrs Markets	57
Zehrs, The Real Canadian Superstore	2
Other Corporate Banners	8
Total	646

Franchised and Associated Banners	Number of Stores
Atlantic SaveEasy	52
Extra Foods	21
Fortinos	20
Lucky Dollar Foods	93
No Frills	115
Provigo	33
Shop Easy Foods	59
SuperValu	29
Valu-mart	70
Your Independent Grocer	52
Other Franchised & Associated Banners	451
Total	995

Competitive Conditions

The food distribution industry in Canada is a changing and competitive market. Consumer needs drive changes in the industry, which is impacted by changing demographic and economic trends such as changes in disposable income, increasing ethnic diversity, nutritional awareness and time availability. Over the last several years, consumers have demanded more quality, value and convenience.

Recent industry changes have seen the introduction of non-traditional competitors, such as mass merchandisers and warehouse clubs, drug stores and specialty stores, who continue to increase offerings of products typically associated with traditional supermarkets.

The Company believes that it is in a strong competitive position in Canada. In terms of sales, it is the largest food distributor in Canada. The Company's focus is on new store growth, expansion of departments and services and the renewal of the existing store base, while controlling operating costs and through the rationalization and centralization of certain functions. This allows the Company to perform well in an increasingly competitive market, which is continuously evolving with the addition of warehouse clubs, the growth of discount food formats and the increasing marketing of food by mass merchandisers and other specialty retailers. Another competitive advantage the Company has is its control label program, which promotes customer loyalty and allows pricing flexibility with respect to national brands.

Customers

The Company is not dependent upon a small number of customers or any single customer.

Products and Services

The Company has developed a highly successful line of control label products and services that are sold or made available in its corporate stores, and franchised and associated stores and are available on a limited basis to certain independent customers. The Company's product development team works closely with vendors in development of products for its control label brands. The *President's Choice* line of products is marketed in select supermarket chains in the following countries: Barbados, Bermuda, Cayman Islands, China (Hong Kong), Colombia, Chile, Israel, Jamaica, Trinidad and the United States.

There are currently over 5,000 control label products marketed by the Company under the brand names *President's Choice, PC, no name, Club Pack, GREEN, TOO GOOD TO BE TRUE, EXACT, President's Choice Organics* and *Life@Home.*

Recently a selection of general merchandise items has been developed under the *PC* brand as part of the expansion into general merchandise departments. In 2003, over 500 *PC* general merchandise products were introduced, which are sourced world wide, and cater to all areas of the home – bed, bath, kitchen, home decor and outdoor living.

The Company has also extended its *President's Choice* brand to include *President's Choice Financial* services which are provided by Amicus Bank, a member of the CIBC group of companies. The products and services included in the *President's Choice Financial* offering are available at attractive rates and the use of such products and services allows customers to earn *PC* points that are redeemable towards free groceries and other rewards. In March 2001, President's Choice Bank successfully launched the *President's Choice Financial* MasterCard throughout Canada except Quebec, which was launched in

February 2004. Third party service providers process credit card transactions and provide call centres in addition to credit and fraud monitoring for the *President's Choice Financial* MasterCard.

In October 2003, the Company introduced *PC Financial* auto and home insurance through its subsidiary PC Financial Insurance Agency Inc. to selected markets in Ontario with an expanded rollout planned throughout 2004 and 2005. With *PC Financial* Insurance, customers currently enjoy low rates and some unique product features such as a disappearing deductible, and 24/7 superior claims service.

The Company entered into a relationship with Aviva Canada Inc., to provide and underwrite *PC Financial* auto and home insurance. Aviva Canada Inc. is the parent company of one of the largest and most experienced groups of property and casualty insurance providers in Canada. Aviva plc, the parent company of Aviva Canada Inc., is the world's seventh-largest insurance group and its main activities are long-term savings, fund management and general insurance.

Intellectual Property

The Company has established procedures to register or otherwise protect its intellectual property including the trademarks used in its store-trading or banner names and those associated with its control label programs. Store-trading or banner names are associated with specific retail concepts and are important to both corporate stores and franchised store operations. Franchisees use the banner names associated with their franchised program pursuant to licensing arrangements. The Company's trademarks used in connection with its control label program are discussed under the section "Products and Services". Other intellectual property of the Company includes domain names, packaging designs and product formulations and specifications. The intellectual property rights associated with and used in connection with the Company's business are important assets and are defended vigorously. The trademarks of the Company when used in this Annual Information Form are presented in italics.

Supply Chain

The Company's supply chain and distribution group is responsible for the flow of goods and information between its vendors and suppliers and the Company's warehouses and distribution centres and ultimately to its stores. In some cases certain goods flow directly to the Company's stores from the vendors as they deliver directly to the stores rather than to the warehouse, ensuring optimal usage of the supply chain and distribution network. The Company's distribution system allows the Company to respond quickly to changing market conditions in a manner that provides the highest level of service and optimal inventory levels at the lowest possible cost. In order to achieve these objectives, the Company continuously evaluates its methods of distribution including its relationship with vendors and suppliers, technology, facilities and modes of transportation. As part of this ongoing evaluation, the Company coordinates inbound and outbound flows to ensure optimal loads and delivery on a timely basis. When appropriate, the Company implements changes to its supply chain infrastructure to ensure a continued reliable and cost efficient system.

The Company's supply chain and distribution network is comprised of both owned and leased warehouses and distribution centres. Third party warehousing services are also used. The Company uses various modes of transportation including its own trucking fleet and the use of third party common carriers, railway and ship.

Seasonality

The Company's operations as they relate to food, specifically inventory levels, sales volume and product mix, are impacted to some degree by certain holiday periods in the year. As the Company expands its offerings of non-food, it may increase the number of seasonal products offered and, therefore, its operations may be subject to more seasonal fluctuations.

Employees

At year end 2003, the Company and its franchisees employ over 126,000 full-time and part-time employees. The Company has a total of 376 collective agreements which cover approximately 98,000 employees. In 2003, 54 collective agreements expired and another 54 agreements were successfully negotiated. The 2003 labour negotiations were challenging and resulted in a labour disruption of short duration in the Dominion banner in Newfoundland and Labrador, which was ultimately resolved and resulted in a collective agreement 41 months in duration. In 2004, 76 collective agreements affecting approximately 9,000 employees will expire, with the single largest agreement covering approximately 2,300 employees. The Company will also continue to negotiate the 48 collective agreements carried over from 2000 to 2003 and anticipates no labour disruption with respect to these negotiations. The Company has good relations with its employees and unions, and, although it is possible, does not anticipate any unusual difficulties in renegotiating these agreements.

Environmental Matters

The Company has effective environmental programs in place and has established policies and procedures aimed at ensuring compliance with applicable environmental legislative requirements. To this end, the Company employs environmental risk assessments and audits using internal and external resources together with effective employee awareness programs throughout its operating locations.

The Company endeavours to be socially and environmentally responsible, and recognizes that the competitive pressures for economic growth and cost efficiency must be integrated with environmental stewardship and ecological considerations. Environmental committees throughout the Company meet regularly to monitor and ensure the maintenance of responsible business operations. Environmental protection requirements do not and are not expected to have a material effect on the Company's financial performance. The Company has a health and safety program that is designed to address health and wellness, workplace safety and compliance with internal and regulatory guidelines for workplace health and safety.

The Environmental, Health and Safety Committee of the Board of Directors (the "Board") receives reports which review outstanding issues, identify new legislative concerns and outline related communication efforts.

Food Safety

The Company is subject to potential liabilities connected with its business operations, including potential liabilities and expenses associated with product defects, food safety and product handling. Such liabilities may arise in relation to the storage, distribution and display of products and, with respect to the Company's control label products, in relation to the production, packaging and design of products.

A large majority of the Company's sales are generated from food products and the Company could be vulnerable in the event of a significant outbreak of food-borne illness or increased public health concerns in connection with certain food products. Such an event could materially affect the Company's financial performance. Procedures are in place to manage food crises, should they occur. These procedures identify risks, provide clear communication to employees and consumers and ensure that potentially harmful products are removed from inventory immediately. Food safety related liability exposures are insured by the Company's insurance program. In addition, the Company has food safety procedures and programs, which address safe food handling and preparation standards. The Company employs best practices for storage and distribution of food products. The Company is intensifying the campaign for consumer awareness on safe food handling and consumption.

Privacy and Ethics

The Company is committed to managing its activities in an ethical and proper manner in all aspects. The Company has established a Code of Business Conduct Policy setting out the Company's expectations for the ethical and appropriate behaviour of all its employees. The Company has also issued an updated Privacy Policy that sets out the Company's commitment of protecting the privacy of personal information.

The Company has established a toll-free anonymous response line, which can be used by employees to report suspected accounting or auditing irregularities and unethical behaviour impacting the Company.

Risks and Risk Management

A detailed discussion of operating and financial risks relating to the Company are included in the Management's Discussion and Analysis ("MD&A") on pages 36 through 41 of the Company's 2003 Annual Report, which is incorporated herein by reference.

CAPITAL STRUCTURE AND MARKET FOR SECURITIES

Common Share Capital

Loblaw Companies Limited's share capital is composed entirely of common shares with voting rights of one vote per common share. As at January 3, 2004, there were 274,829,014 common shares outstanding and 4,575 registered common shareholders. There is an unlimited number of authorized common shares.

Common Share Trading Price and Volume

Loblaw Companies Limited's common shares are listed on the Toronto Stock Exchange and trade under the share symbol "L". The monthly closing highs and lows and monthly average volume for Loblaw Companies Limited's common shares for the 53 weeks ended January 3, 2004 are as follows:

Month	High ($ per common share)	Low ($ per common share)	Average Daily Volume by Month (in shares)
January	54.80	51.84	228,662
February	57.20	52.80	329,233
March	56.00	52.70	237,010
April	56.45	52.75	157,819
May	60.00	56.15	184,363
June	63.23	59.05	200,878
July	63.25	60.05	174,270
August	65.00	61.75	166,547
September	63.42	60.25	195,546
October	64.25	59.55	139,358
November	64.75	61.10	222,627
December	68.00	60.90	233,362

Commercial Paper and Long Term Debt

The Company also has the following commercial paper and long term debt outstanding as at January 3, 2004:

($ millions)	As at January 3, 2004	As at December 28, 2002
Commercial Paper	$ 603	$ 533
Long Term Debt due within one year	106	106
Long Term Debt	3,956	3,420
	$ 4,665	$ 4,059

Loblaw Companies Limited's Debentures and Medium Term Notes ("MTN") are not listed or quoted in a marketplace. The following MTN were issued during the recently completed year:

($ millions)	Face Value	Net Proceeds
5.40%, due 2013	$ 200	$ 198.6
6.54%, due 2033	200	198.9
6.05%, due 2034	200	197.9
5.86%, due 2043	55	54.7
	$ 655	$ 650.1

Subsequent to year end 2003, the Company issued $ 200 million of MTN due 2035 for net proceeds of $198.5 million.

Credit Ratings (Canadian Standards)

Loblaw Companies Limited's credit ratings for its securities for the recently completed year are as follows:

	Dominion Bond Rating Service	Standard & Poor's
Commercial Paper	R-1 (low)	A-1 (mid)
Medium Term Notes	A (high)	A
Other Notes and Debentures	A (high)	A

The rating organizations base the ratings on quantitative and qualitative considerations which are relevant for Loblaw Companies Limited. These ratings are intended to give an indication of the risk that Loblaw Companies Limited will not fulfill its obligations in a timely manner and do not take certain factors into account such as market or pricing risk since these must be considered by investors as factors in their investment process. These ratings are not recommendations to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

A definition of the categories of each rating has been obtained from the respective rating organization's website and is outlined below:

Dominion Bond Rating Service

Commercial Paper
Rating: R-1 (low)
Satisfactory credit quality. The overall strength and outlook for key liquidity, debt and profitability ratios is not normally as favorable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors which exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry.

Long Term Debt (Medium Term Notes, Other Notes and Debentures)
Rating: A (high)
Satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. While a respectable rating, entities in the "A" category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated companies.

Standard & Poor's

Commercial Paper
Rating: A-1 (mid)
A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong.

Long Term Debt (Medium Term Notes, Other Notes and Debentures)
Rating: A
An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

COMMON DIVIDENDS

The declaration and payment of dividends is at the discretion of the Board. Loblaw Companies Limited's dividend policy is to maintain a dividend payment equal to approximately 20% to 25% of the prior year's normalized basic net earnings per common share, giving consideration to the period end cash position, future cash flow requirements and investment opportunities. Currently there are no restrictions that could prevent Loblaw Companies Limited from paying dividends. The amount of cash dividends declared per share for each of the three most recently completed years is as follows:

	2003	2002	2001
Dividends declared per common share	$ 0.60	$ 0.48	$ 0.40

Subsequent to year end 2003, the Board declared a quarterly dividend of 19 cents per common share, payable April 1, 2004.

DIRECTORS AND OFFICERS

Directors

Name, Province and Country of Residence	Principal Occupation	Director Since
W. Galen Weston, O.C.[1*] Ontario, Canada	Chairman, Loblaw Companies Limited; Chairman and President, George Weston Limited	1972
John M. Cassaday[2,5] Ontario, Canada	President and Chief Executive Officer, Corus Entertainment Inc.	1999
Camilla H. Dalglish[5] Ontario, Canada	Corporate Director	1991
Robert J. Dart Ontario, Canada	Vice Chairman, Wittington Investments, Limited	1994
Anthony S. Fell, O.C.[2,3*] Ontario, Canada	Chairman, RBC Capital Markets	2001
Anne L. Fraser[5] Alberta, Canada	Corporate Director	2000
Anthony R. Graham[1,3,4] Ontario, Canada	President, Wittington Investments, Limited	1999
John A. Lederer[1] Ontario, Canada	President, Loblaw Companies Limited	2002
Pierre Michaud, C.M.[5*] Quebec, Canada	Chairman, Provigo Inc.	1999
Thomas C. O'Neill [2] Ontario, Canada	Corporate Director and Retired Chairman, PricewaterhouseCoopers Consulting	2003
G. Joseph Reddington[3] Pennsylvania, USA	Chairman and Chief Executive Officer, Breuners Home Furnishings Corp.	1994
T. Iain Ronald[2*,4*] Ontario, Canada	Corporate Director	1992
Joseph H. Wright[2,3,4] Ontario, Canada	Managing Partner, Barnagain Capital	1996

1. Executive Committee
2. Audit Committee
3. Governance, Employee Development, Nominating and Compensation Committee
4. Pension and Benefit Committee
5. Environmental, Health and Safety Committee
* Chairman of the Committee

All directors hold office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

Officers

Name, Province and Country of Residence	Principal Occupation
W. Galen Weston, O.C. Ontario, Canada	Chairman, Loblaw Companies Limited; Chairman and President, George Weston Limited
John A. Lederer Ontario, Canada	President
David K. Bragg Ontario, Canada	Executive Vice President
Carmen Fortino Ontario, Canada	Executive Vice President
David R. Jeffs Alberta, Canada	Executive Vice President
Violet A. Konkle Nova Scotia, Canada	Executive Vice President
Richard P. Mavrinac Ontario, Canada	Executive Vice President
Paul D. Ormsby Ontario, Canada	Executive Vice President
Pietro Satriano Ontario, Canada	Executive Vice President
Stephen A. Smith Ontario, Canada	Executive Vice President
Robert A. Balcom Ontario, Canada	Senior Vice President, General Counsel

Roy R. Conliffe Ontario, Canada	Senior Vice President, Labour Relations
Stewart E. Green Ontario, Canada	Senior Vice President, Secretary
Louise M. Lacchin Ontario, Canada	Senior Vice President, Finance
Franca Smith Ontario, Canada	Senior Vice President, Financial Control
John Tavolieri Ontario, Canada	Senior Vice President, Sourcing and Procurement
Manny DiFilippo Ontario, Canada	Vice President, Risk Management and Strategic Initiatives
J. Bradley Holland Ontario, Canada	Vice President, Taxation
Michael N. Kimber Ontario, Canada	Vice President, Legal Counsel
Kirk W. Mondesire Ontario, Canada	Vice President, Corporate Systems
Lucy J. Paglione Ontario, Canada	Vice President, Pension and Benefits
Mark A. Rodrigues Ontario, Canada	Vice President, Internal Audit Services
George D. Seslija Ontario, Canada	Vice President, Real Estate Development
Lisa R. Swartzman Ontario, Canada	Vice President, Treasurer
Geoffrey H. Wilson Ontario, Canada	Vice President, Industry and Investor Relations
Ann Marie Yamamoto Ontario, Canada	Vice President, Systems Audit
Joyce C. Lee Ontario, Canada	Controller, Financial Reporting
Laurel MacKay-Lee Ontario, Canada	Controller, Planning and Analysis

Irene Pinheiro Ontario, Canada	Controller
Marian M. Burrows Ontario, Canada	Assistant Secretary
Patrick R. MacDonell Ontario, Canada	Assistant Treasurer
Walter H. Kraus Ontario, Canada	Director, Environmental Affairs

All of the foregoing individuals have held their present occupations or other positions with the same or associated companies or organizations for the past five years except: Mr. J. M. Cassaday, who is President and Chief Executive Officer, Corus Entertainment Inc.; Mr. A. S. Fell, who was Deputy Chairman for Royal Bank of Canada from 1999-2000 and is currently Chairman, RBC Capital Markets; Mr. T.C. O'Neill, who is a Corporate Director; Mr. P. Satriano, who was Senior Vice President at the Loyalty Group/Air Miles prior to December 2002; Mr. J. Tavolieri, who held a number of positions (Vice President-Retail Services from 2000-2003, Senior Director in 2000 and Group Director-Retail Services from 1998-2000) at A.C. Nielsen of Canada prior to October 2003 and Ms. L. MacKay-Lee, who was a Chartered Accountant with KPMG LLP prior to August 2000.

As at January 3, 2004, W. Galen Weston and George Weston Limited beneficially owned directly or indirectly through Weston Food Distribution Inc. and Weston Holdings Limited 173,546,635 common shares or 63.15% of the outstanding common shares. Other directors and senior officers as a group beneficially owned, exercised control or direction over approximately 550,510 or 0.2% of the issued and outstanding common shares of the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar is Computershare Trust Company of Canada and they are located in Toronto, Canada.

AUDIT COMMITTEE INFORMATION

The Audit Committee Charter as approved by the Company's Board on April 30, 2003 is included in Appendix A. The Audit Committee Charter contains specific policies and procedures for the engagement of non-audit services. The members of the Audit Committee are indicated in the listing of Directors in the preceding section entitled "Directors and Officers". All members of the Audit Committee are financially literate and independent.

External auditor service Fees by category can be found in the Information Circular for the Company's 2004 annual meeting of shareholders.

ADDITIONAL INFORMATION

1. Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's information circular for its most recent annual meeting of security holders that involve the election of directors. Additional financial information is also provided in the Company's consolidated financial statements and MD&A for its most recently completed financial year.

2. Additional financial information has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR) available online at www.sedar.com, and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank.

   The Company's internet address is: www.loblaw.com.

The foregoing, together with any information incorporated by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated herein in accordance with the requirements of this Annual Information Form or that is necessary to make a statement contained herein not misleading in light of the circumstances in which it was made.

DATED: March 29, 2004

JOHN A. LEDERER (signed) President	RICHARD P. MAVRINAC (SIGNED) Executive Vice President

On behalf of the Board of Directors

W. GALEN WESTON (signed) Director	T. IAIN RONALD (signed) Director

APPENDIX A

LOBLAW COMPANIES LIMITED

AUDIT COMMITTEE CHARTER

TABLE OF CONTENTS

LOBLAW COMPANIES LIMITED

AUDIT COMMITTEE CHARTER

1. RESPONSIBILITY

The Audit Committee is responsible for assisting the Board of Directors of the Company ("Board") in fulfilling its oversight responsibilities in relation to:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements as they relate to the Company's financial statements;
- the qualifications, independence and performance of the Auditor;
- internal controls and disclosure controls;
- the performance of the Company's internal audit function; and
- performing the additional duties set out in this Charter or otherwise delegated to the Audit Committee by the Board.

2. MEMBERS

The Board shall appoint a minimum of three directors to be members of the Audit Committee. The members of the Audit Committee shall be selected by the Board on recommendation of the Governance, Employee Development, Nominating and Compensation Committee of the Company, and shall be selected based upon the following, to the extent that the following are required under applicable law:

- each member shall be an unrelated and independent director;
- each member shall be financially literate or agree to become financially literate within a reasonable period of time following the member's appointment;
- at least one member shall have accounting or financial expertise; and
- at least a majority of the members shall be residents of Canada.

For the purpose of this Charter, the term "unrelated director" shall have the meaning attributed thereto in the Toronto Stock Exchange Company Manual and the term "independent" shall have the meaning attributed thereto in Multilateral Instrument 52-110 *Audit Committees*, each as may be amended from time to time. The term "financial literacy" shall mean the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto, or such other definition as may be acceptable to the Toronto Stock Exchange from time to time. The term "accounting or related financial experience" shall mean the ability to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with Canadian generally accepted accounting principles, or such other definition as may be acceptable to the Toronto Stock Exchange from time to time.

3. CHAIRMAN

Each year, the Board shall appoint one member to be Chairman of the Audit Committee. If, in any year, the Board does not appoint a Chairman, the incumbent Chairman shall continue in office until a successor is appointed.

4. TENURE

Each member shall hold office until his or her term as a member of the Audit Committee expires or is terminated.

5. REMOVAL AND VACANCIES

Any member may be removed and replaced at any time by the Board. The Board shall fill vacancies in the Audit Committee by appointment from among the members of the Board. If a vacancy exists on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

6. DUTIES

The Audit Committee shall have the duties set out below as well as any other duties that are specifically delegated to the Audit Committee by the Board.

(a) Appointment and Review of Auditor

The Auditor is ultimately accountable to the Audit Committee as representatives of the shareholders. Accordingly, the Audit Committee shall evaluate and be responsible for the Company's relationship with the Auditor. Specifically, the Audit Committee shall:

- select, evaluate and nominate the Auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;
- review the Auditor's engagement letter;
- at least annually, obtain and review a report by the Auditor describing:
  - the Auditor's internal quality-control procedures; and
  - any material issues raised by the most recent internal quality-control review, peer review, review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the Auditor and the steps taken to deal with any issues raised in these reviews.

(b) Confirmation of Independence of Auditor

At least annually, and before the Auditor issues its report on the annual financial statements, the Audit Committee shall:

- ensure that the Auditor submits a formal written statement describing all relationships between the Auditor and the Company;
- discuss with the Auditor any disclosed relationships or services that may affect the objectivity and independence of the Auditor; and

- obtain written confirmation from the Auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs.

(c) Rotation of Engagement Partner/Lead Partners

The Audit Committee shall, after taking into account the opinions of management, evaluate the performance of the Auditor and the engagement partner/lead partners and shall rotate the engagement partner/lead partners when required or necessary.

(d) Pre-Approval of Non-Audit Services

The Audit Committee shall pre-approve the retaining of the Auditor for any non-audit service, provided that no approval shall be provided for any service that is prohibited under the rules of the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or the Independence Standards of the Canadian Institute of Chartered Accountants. Before the retaining of the Auditor for any non-audit service, the Audit Committee shall consider the compatibility of the service with the Auditor's independence. The Audit Committee may pre-approve the retaining of the Auditor for the engagement of any non-audit services by establishing policies and procedures to be followed prior to the appointment of the Auditor for the provision of such non-audit services. In addition, the Audit Committee may delegate to one or more members the authority to pre-approve the retaining of the Auditor for any non-audit service to the extent permitted by applicable law.

(e) Communications with Auditor

The Audit Committee shall meet privately with the Auditor as frequently as the Audit Committee feels is appropriate for the Audit Committee to fulfil its responsibilities (which shall not be less frequently than quarterly) to discuss any items of concern to the Audit Committee or the Auditor, such as:

- matters that will be referred to in the Auditor's management letter;
- whether or not the Auditor is satisfied with the quality and effectiveness of the financial recording procedures and systems;
- the extent to which the Auditor is satisfied with the nature and scope of the Auditor's examination.

(f) Review of Audit Plan

The Audit Committee shall review a summary of the Auditor's audit plan in advance for each audit.

(g) Review of Audit Fees

The Audit Committee has the direct responsibility for approving the Auditor's fee. In approving the Auditor's fee, the Audit Committee should consider, among other things, the number and nature of reports issued by the Auditors, the quality of the internal controls, the size, complexity and financial condition of the Company and the extent of internal audit and other support provided by the Company to the Auditor.

(h) Review of Annual Audited Financial Statements

The Audit Committee shall review the annual audited financial statements, together with the Auditor's report thereon, before recommending them for approval by the Board, to assess whether or not they present fairly in all material respects in accordance with GAAP the financial condition, results of operations and cash flows of the Company. The Audit Committee shall also review the MD&A relating to the annual audited financial statements and interim financial statements.

In conducting their review, the Audit Committee should:

- discuss the annual audited financial statements and MD&A with management and the Auditor;
- consider the quality of, and not just the acceptability of, the accounting principles applied, the reasonableness of management's judgments and estimates that have a significant effect upon the financial statements, and the clarity of the disclosures in the financial statements;
- discuss with the Auditor its report which addresses:
  - all critical accounting policies and practices to be used;
  - all alternative treatments of financial information within GAAP that have been discussed with management of the Company, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the Auditors; and
  - other material written communication between the Auditor and management of the Company, such as any management letter or schedule of unadjusted differences;
- discuss any analyses prepared by management or the Auditor that set out significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP;
- discuss the effect of off-balance sheet transactions, arrangements, obligations (including contingent liabilities) and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Company's financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues and expenses;
- consider any changes in accounting practices or policies and their impact on financial statements of the Company;
- discuss with management, the Auditor and, if necessary, legal counsel, any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements;
- discuss with management and the Auditor correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies;
- discuss with the Auditor any special audit steps taken in light of any material weaknesses in internal control;
- discuss with the Auditor any difficulties encountered in the course of the audit work, including any restrictions on the scope of their procedures and access to requested information, accounting adjustments proposed by the Auditor that were not applied (because they were immaterial or otherwise), and significant disagreements with management;
- consider any other matter which in its judgment should be taken into account in reaching its recommendation to the Board concerning the approval of the financial statements;
- satisfy itself that appropriate accounting policies and practices have been selected and applied consistently; and

- satisfy itself that management has established appropriate procedures to comply with applicable legislation for the remittance of taxes, pension monies and employee remuneration.

(i) Review of Interim Financial Statements

The Audit Committee shall also engage the Auditor to review the interim financial statements prior to the Audit Committee's review of such financial statements. The Audit Committee should discuss the interim financial statements and related MD&A with management and the Auditor and, if satisfied that the interim financial statements present fairly in all material respects in accordance with GAAP the financial condition, results of operations and cash flows, approve the interim financial statements and review the related MD&A on behalf of the Board.

(j) Review of Other Financial Information

The Audit Committee should generally discuss earnings releases, as well as the nature of financial information and earnings guidance provided to analysts and rating agencies in accordance with the Company's disclosure policy.

(k) Review of Prospectuses and Other Regulatory Filings

The Audit Committee shall review all other financial statements of the Company that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities.

(l) Review of Internal Audit Function

The Audit Committee shall review the mandate of the internal audit function, the budget, planned activities and organizational structure of the internal audit function to ensure that it is independent of management and has sufficient resources to carry out its mandate.

The members shall meet privately with the senior officer in charge of internal audit as frequently as the Audit Committee feels is appropriate for the Audit Committee to fulfil its responsibilities, which shall not be less frequently than quarterly, to discuss any areas of concern to the Audit Committee or to the senior officer in charge of internal audit to confirm that:

- significant resolved and any unresolved issues between auditors and management have been brought to its attention;
- the principal risks of the Company's businesses have been identified by management and appropriate policies and systems have been implemented to manage these risks; and
- the integrity of the Company's internal control and management information systems are satisfactory.

(m) Relations with Management

The members shall meet privately with management as frequently as the Audit Committee feels is appropriate to fulfil its responsibilities, which shall not be less frequently than quarterly, to discuss any areas of concern to the Audit Committee or management.

The Audit Committee shall recommend to the Board policies relating to hiring former partners or employees of the Auditor who were engaged on the Company's account.

(n) Oversight of Internal Controls and Disclosure Controls

The Audit Committee shall review with management the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use and ensure the accuracy of the financial records.

The Audit Committee shall review with management the controls and procedures that have been adopted to ensure the disclosure of all material information about the Company and its subsidiaries that is required to be disclosed under applicable law or the rules of those exchanges on which securities of the Company are listed or quoted.

(o) Legal Compliance

The Audit Committee shall review with legal counsel any legal matters that may have a significant effect on the Company's financial statements. The Audit Committee should review with legal counsel material inquiries received from regulators and governmental agencies. The Audit Committee shall review with a representative of the Code of Conduct Committee any material matters arising from any known or suspected violation of the Company's Code of Conduct and any material concerns regarding questionable accounting or auditing matters raised through the Company's ethics response line.

(p) Risk Management

The Audit Committee shall meet periodically with management to discuss the Company's policies with respect to risk assessment and management.

(q) Taxation Matters

The Audit Committee shall review the status of taxation matters of the Company.

7. COMPLAINTS PROCEDURE

The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Company regarding accounting, internal controls, or auditing matters.

8. REPORTING

The Audit Committee shall report to the Board on:

- the Auditor's independence;
- the performance of the Auditor and the Audit Committee's recommendations regarding the reappointment or termination of the Auditor;
- the performance of the internal audit function;
- the adequacy of the Company's internal controls and disclosure controls;
- the Audit Committee's review of the annual and interim financial statements of the Company and any GAAP reconciliation, including any issues with respect to the quality or integrity of the financial statements, and shall recommend whether or not the Board should approve the financial statements and any GAAP reconciliation;
- the Audit Committee's review of the annual and interim MD&A;
- the Company's compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and
- all other material matters dealt with by the Audit Committee.

9. REVIEW AND DISCLOSURE

This Charter should be reviewed by the Audit Committee at least annually and be submitted to the Governance, Employee Development, Nominating and Compensation Committee for consideration with such amendments as the Audit Committee proposes and for recommendation to the Board for approval with such further amendments as the Governance, Employee Development, Nominating and Compensation Committee proposes.

This Charter may also be posted on the Company's Web site.

10. FREQUENCY OF MEETINGS

The Audit Committee shall meet at least twice annually at the call of the Chairman, in addition to quarterly meetings prior to the release of quarterly interim financial statements.

11. RETENTION OF EXPERTS

The Audit Committee may engage such special legal, accounting or other experts, without Board approval and at the expense of the Company, as it considers necessary to perform its duties.